82-4302

05013140

SUPPL

QUARTERLY REPORT

AO ~~Open Joint Stock Company~~ "Surgutneftegas"

The issuer's code: 00155-A

for 3Q2005

The issuer's location: Russian Federation, Tyumenskaya Oblast, the city of Surgut, ul. Kukuyevitskogo, 1

The information contained in the present quarterly report is subject to disclosure pursuant to the Securities Legislation of the Russian Federation

Director General Date: November 14, 2005	(signature)	Vladimir L. Bogdanov name
Chief Accountant Date: November 14, 2005	(signature)	Mikhail N. Globa name
	STAMP	

Contact person: **Securities Division Head Anton I. Molchanov**
Tel.: **+7 (095) 980-15-59**
Fax: **+7 (095) 928-52-71**
E-mail: **AMolchanov@msk.surgutneftegas.ru**
Web-site where the information presented herein is disclosed: **www.surgutneftegas.ru**

Dw 4/7

Index

INTRODUCTION

The issuer's full corporate name:
Open Joint Stock Company "Surgutneftegas"
Abbreviated name:
OJSC "Surgutneftegas"
Location: ***Russian Federation, Tyumenskaya Oblast, the city of Surgut, ul. Kukuyevitskogo, 1***
Tel.: ***(3462) 42-60-28***
E-mail***: secretary@surgutneftegas.ru***
Website where the present report is available in full: ***www.surgutneftegas.ru***

Information on the issuer's outstanding securities.
Type: ***shares***
Category: ***ordinary***
Amount of placed shares: ***35,725,994,705***
Par value of one share of the issue: ***RUR 1***

Type: ***shares***
Category: ***preferred***
Amount of placed shares: ***7,701,998,235***
Par value of one share of the issue: ***RUR 1***

Other information that the issuer may consider relevant to provide.

Pursuant to the Order of FKTsB of Russia dated 24.06.2003 No.03-1215/r the additional issues of the issuing securities of Open Joint Stock Company "Surgutneftegas" were merged so that:
- the following state registration numbers assigned to the issues of ordinary registered non-documentary shares of Open Joint Stock Company "Surgutneftegas" were cancelled:
87-1-664 dated 19.07.1994;
MF 67-1-01430 dated 30.09.1996;
1-05-00155-A dated 25.08.1997;
1-06-00155-A dated 22.12.1997;
1-07-00155-A dated 18.04.2000;
the above-mentioned issues of ordinary registered non-documentary shares of OJSC "Surgutneftegas" were assigned state registration number 1-01-00155-A dated June 24, 2003;

- the following state registration numbers assigned to the issues of preferred registered non-documentary shares of Open Joint Stock Company "Surgutneftegas" were cancelled:
87-1-664 dated 19.07.1994;
MF 67-1-01184 dated 05.04.1996;
MF 67-1-01431 dated 30.09.1996;
2-05-00155-A dated 25.08.1997;
2-06-00155-A dated 24.10.1997;
the above-mentioned issues of preferred registered non-documentary shares of OJSC "Surgutneftegas" were assigned state registration number 2-01-00155-A dated June 24, 2003

"The present quarterly report contains estimates and forecasts of the issuer's authorized management bodies as to the forthcoming events and/or actions, prospects of development of the issuer's main industry and the issuer's operating results, including the issuer's plans, probability of certain events and actions. Investors should not entirely rely on the estimates and forecasts of the issuer's management bodies, since for many reasons the issuer's future actual operating results may differ from the forecast results. Acquisition of the issuer's securities may entail risks described in the present quarterly report."

1. Summary on the persons on the issuer's management bodies, the issuer's bank accounts, auditor, appraiser and financial adviser, and on other persons who signed the present quarterly report.

1.1 Persons on the issuer's management bodies.

The issuer's Board of Directors.

Members:
Name: ***Ananiev Sergei Alekseevich***
Year of birth: ***1959***

Name: ***Bogdanov Vladimir Leonidovich***
Year of birth: ***1951***

Name: ***Bulanov Alexander Nikolaevich***
Year of birth: ***1959***

Name: ***Gorbunov Igor Nikolaevich***
Year of birth: ***1967***

Name: ***Matveev Nikolai Ivanovich***
Year of birth: ***1942***

Name: ***Medvedev Nikolai Yakovlevich***
Year of birth: ***1943***

Name: ***Rezyapov Alexander Filippovich***
Year of birth: ***1952***

Name: ***Usmanov Ildus Shagalievich***
Year of birth: ***1954***

Name: ***Ussoltsev Alexander Viktorovich***
Year of birth: ***1938***

Individual executive body: ***Director General***
Name: ***Bogdanov Vladimir Leonidovich***
Year of birth: ***1951***

Members of the collegiate executive body:
Pursuant to the Company's Charter, the Company has no collegiate executive body

1.2. Data on the issuer's bank accounts.

Full corporate name of the banking institution: ***Closed Joint Stock Company "Surgutneftegasbank"***
Abbreviated name of the banking institution: ***CJSC "SNGB"***
Location: ***Russian Federation, Khanty-Mansiysky Autonomous Okrug, the city of Surgut***
Taxpayer identification number of the banking institution: ***8602190258***
Account number: ***40702810000000100368***
Account type: ***settlement***
Account number: ***40702840300000100368***
Account type: ***current***
Bank identification code (BIK): ***047144709***
Correspondent account of the banking institution: ***30101810600000000709***

Full corporate name of the banking institution: ***Closed Joint Stock Company "International Moscow Bank"***
Abbreviated name of the banking institution: ***International Moscow Bank (CJSC)***
Location: ***119034, Russian Federation, Moscow, Prechistenskaya nab., 9***
Taxpayer identification number of the banking institution: ***7710030411***
Account number: ***40702810000010002908***
Account type: ***settlement***
Account number: ***40702840600010002909***
Account type: ***current***
Bank identification code (BIK): ***044525545***
Correspondent account of the banking institution: ***30101810300000000545***

Full corporate name of the banking institution: ***Joint Stock Commercial "The Moscow Municipal Bank – Bank of Moscow" (Open Joint Stock Company)***
Abbreviated name of the banking institution: ***OJSC "Bank of Moscow"***
Location: ***107996, Russian Federation, Moscow, ul. Rozhdestvenka, 8/15, building 3***
Taxpayer identification number of the banking institution: ***7702000406***
Account number: ***40702810900170000324***
Account type: ***settlement***
Bank identification code (BIK): ***044525219***
Correspondent account of the banking institution: ***30101810500000000219***

Full corporate name of the banking institution: ***Joint Stock Commercial Savings Bank of the Russian Federation (Open Joint Stock Company)***
Abbreviated name of the banking institution: ***Sberbank of RF***
Location: ***117997, Russian Federation, Moscow, ul. Vavilova, 19***
Taxpayer identification number of the banking institution: ***7707083893***
Account number: ***40702840600020107240***
Account type: ***current***
Bank identification code (BIK): ***044525225***
Correspondent account of the banking institution: ***30101810800000000651***

Full corporate name of the banking institution: ***Joint Stock Commercial Savings Bank of the Russian Federation (Open Joint Stock Company) – West Siberian Bank***
Abbreviated name of the banking institution: ***West Siberian Bank of Savings Bank of RF***
Location: ***625023, Russian Federation, the city of Tyumen, ul. Rizhskaya, 61***
Taxpayer identification number of the banking institution: ***7707083893***
Account number: ***40702810467020103612***
Account type: ***settlement***
Account number: ***40702840567020100226***
Account type: ***current***
Bank identification code (BIK): ***047102651***
Correspondent account of the banking institution: ***30101810800000000651***

Full corporate name of the banking institution: ***Branch of Joint Stock Commercial Savings Bank of the Russian Federation (Open Joint Stock Company) – Surgut Branch №5940***
Abbreviated name of the banking institution: ***Surgut Branch 5940 of Savings Bank of Russia OJSC***
Location: ***628416, Russian Federation, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, the city of Surgut, ul. Dzerzhinskogo, 5***
Taxpayer identification number of the banking institution: ***7707083893***
Account number: ***40702810567170101451***
Account type: ***settlement***
Account number: ***40702840267170100052***
Account type: ***current***
Bank identification code (BIK): ***047102651***
Correspondent account of the banking institution: ***30101810800000000651***

1.3. Data on the issuer's auditor(s).

Full corporate name: ***Limited Liability Company "Rosekspertiza"***
Abbreviated corporate name: ***LLC "Rosekspertiza"***
Location: ***107078, Russian Federation, Moscow, ul. Mashi Poryvaevoy, 11***
Tel.: ***(095) 721-38-83*** Fax: ***(095) 721-38-94***
E-mail: ***rosexpertiza@glasnet.ru***

Information on the Auditor's license:
Number: ***E 000977***
Date of issue: ***25.06.2002***
Date of expiry: ***24.06.2007***
Body that issued the license: ***Ministry of Finance of Russian Federation***

Financial years for which the Auditor conducted independent audit of the Company's financial (accounting) reports:

LLC "Rosekspertiza" conducted independent audit of the Company's financial (accounting) reports for the reporting periods from 1995 to 2001 inclusive and for 2003 and 2004.

The Auditor's independence from the issuer: ***LLC "Rosekspertiza" is an independent auditor. The institutors of LLC "Rosekspertiza" are natural persons, citizens of the Russian Federation.***
There are no factors influencing the independence of LLC "Rosekspertiza" from the Company.

Auditor selection procedure: ***The Company's Board of Directors at its meeting considers proposals from various auditing companies which have been received by the date of the meeting. The Board of Directors reviews the proposals from auditing companies and adopts a resolution to recommend an auditor to be further approved by a Shareholders' Meeting.***

Information on substantial interests between the Auditor (its officers) and the Company (its officers):
- LLC "Rosekspertiza" and its officers are not shareholders of the Company;
- LLC "Rosekspertiza" and its officers have not borrowed any funds from the Company;
- LLC "Rosekspertiza" and its officers have not participated in promotion of the Company's products (services) and have not participated in any joint activities with the Company both of commercial and non-commercial nature;
- Officers of LLC "Rosekspertiza" do not have any kinship with the Company's officers;
- None of the Company's officers is at the same time an officer of LLC "Rosekspertiza", as well as none of the officers of LLC "Rosekspertiza" is at the same time an officer of the Company.

Procedure for determination of the size of the Auditor's remuneration and information on deferred and overdue payments for services provided by the Auditor:
LLC "Rosekspertiza" tenders its commercial offer to the Board of Directors of the Company, which specifies the audit procedure in all substantial aspects and contains an estimation of labor costs to conduct the audit of the Company's annual financial (accounting) reports and estimation of traveling expenses, as well as includes a draft Auditing Services Agreement. If necessary, the Company may require additional estimations and explanations from LLC "Rosekspertiza". Based on the provided information, the Company's Board of Directors makes a decision in regard to the amount of remuneration to be paid to LLC "Rosekspertiza".
The Company has no delayed or overdue payments to be made to LLC "Rosekspertiza" for rendered services.

1.4. Data on the issuer's appraiser.

Name: ***Open Joint Stock Company "Obyedinennye konsultanty "FDP"***
Abbreviated name: ***OJSC "Obyedinennye konsultanty "FDP"***

Location: ***Moscow, prospekt Mira, 124, bldg. 15***
Tel.: ***(095) 283-74-54*** Fax: ***(095) 283-34-17***
E-mail: ***Fdp@fdp.ru***

Information on the Appraiser's license:
Number: ***No.000016***
Date of issue: ***06.08.2001***
Date of expiry: ***06.08.2007***
Body that issued the license: ***Ministry of Property Relations of Russian Federation***

Information on appraising services: ***OJSC "Obyedinennye konsultanty "FDP" presented its expert opinion on overall reproduction cost of fixed assets.***

1.5. Data on the issuer's advisors.
The issuer did not employ any financial advisor.

1.6. Data on the other persons who signed the present quarterly report.
Name: ***Globa Mikhail Nikolaevich***
Company: ***OJSC "Surgutneftegas"***
Position: ***Chief Accountant***
Tel.: ***(3462) 42 69 39*** *Fax:* ***(3462) 42 58 09***

2. Major information on the issuer's financial and economic position.

2.1. The issuer's financial and economic performance indicators.

The financial and economic indicators for the reporting period have been analyzed on an accrual basis "as of the end of the reporting quarter", i.e. as applied to Profit and Loss Account.

The indicators behavior in the reporting period was analyzed vs. the same period of the previous financial year.

Item	9 months of 2004	9 months of 2005
The Company's net assets value, thousand RUR	*607,631,173*	*732,119,937*
Raised funds to capital and reserves, %	*5.97*	*6.16*
Short-term liabilities to capital and reserves, %	*5.54*	*5.23*
Cover of debt servicing payments, %	*369.23*	*417.90*
Debt in arrears (accounts payable), %	*0.00*	*0.00*
Accounts receivable turnover, times	*5.82*	*5.62*
Productivity of labour, thousand RUR per person	*2,539*	*3,893*

Depreciation to revenues, %	*16.07*	*13.51*

Net assets value over 9 months of 2005 increased by RUR 124,488,764 thousand (+20%) as compared with the corresponding indicator for 9 months of 2004 and amounted to RUR 732,119,937 thousand, which shows that the Company's financial position is strong and stable.

The indicators "Raised funds to capital and reserves" and "Short-term liabilities to capital and reserves" show that the issuer's dependence on raised and borrowed funds is low.

The rates of debt in arrears prove that the Company has been discharging its obligations timely.

The Company's credit risk is minimal. Solvency indicators of the Company are many times higher than the standard required level.

Share of dividends in the 2004 profit amounted to 23.36%.

2.2. The issuer's market capitalization.

Market capitalization for the previous five financial years is calculated as a sum of products of the amounts of shares of each category and weighted average prices of one share of this category as per top 10 major transactions made through the organizer of securities market trade (RTS) in December of the corresponding complete financial year:

Market capitalization for 3Q2005 is calculated as a sum of products of the amount of shares of each category and weighted average price of one share of this category as per top 10 major transactions made through the organizer of securities market trade (RTS) in August 2005:

Period: 2000
Market capitalization: ***$8,600,550,747***
Period: 2001
Market capitalization: ***$11,999,520,907***
Period: 2002
Market capitalization: ***$12,597,329,217***
Period: 2003
Market capitalization: ***$23,455,881,946***
Period: 2004
Market capitalization: ***$29,498,323,590***
Period: 3Q2005
Market capitalization: ***$36,047,330,748***

2.3. The issuer's liabilities.

2.3.1. Accounts payable.

Accounts payable as of 30.09.2005 *thousand RUR*

Liabilities	Due date	
	up to 1 year	over 1 year
Accounts payable to suppliers and contractors, RUR	3,155,765	
- including those overdue, RUR	716	x
Accounts payable to personnel, RUR	1,632,048	
- including those overdue, RUR		x
Accounts payable to the budget and non-budget funds, RUR	18,308,889	
- including those overdue, RUR		x
Loans		1,427,194
- including those overdue, RUR		x
Borrowings, RUR	4,767,119	183,396
- including those overdue, RUR		x
- including bonded loans, RUR		
- including overdue bonded loans, RUR		x
Other accounts payable, RUR	3,124,601	
- including those overdue, RUR		x
Total, RUR	30,988,422	1,610,590
- including those overdue, RUR	716	x

There are no creditors who account for more than 10 per cent of the total accounts payable in 3Q2005.

2.3.2. The issuer's credit history.

From 2000 up to now, the Company has not concluded any credit agreements and/or loan agreements with the principal amounting to or exceeding 5 per cent of the Company's net assets value as of the last day of the reporting period preceding conclusion of the corresponding agreement.

2.3.3. The issuer's liabilities relating to backing provided to third parties.

The Company's liabilities relating to backing, including pledge or guarantee, provided to third parties in 3Q2005: ***none***

Third parties' liabilities relating to backing, including pledge or guarantee, provided by the Company in 3Q2005: ***none***

2.3.4. The issuer's other liabilities.

The Company has no such agreements (including forward transactions) not shown on its balance sheet, which may significantly impact financial position of the Company, its liquidity, sources of funds and terms of their use, performance results and expenses in 3Q2005.

2.4. Objectives of the issues and information on the use of funds raised through placement of issuing securities.

The Company did not place any securities in the reporting period.

2.5. Risks related to acquisition of placed issuing securities or those being placed.

2.5.1. Industry risks.

The Company's operating activities include exploration, development and operation of oil and gas fields, oil and gas transportation and processing, and products sales, and are a complex production process that involves a number of technological industry risks.

The Company's efforts to keep its stable oil and gas production level, maintain and upgrade fixed assets, and introduce new equipment and technologies in the upstream sector allow it to minimize the impact of technological industry risks on its production processes and financial performance.

Russian oil companies are most likely to be subject to world oil prices fluctuation risks, which result from the following:

- *the rate of economic development of the leading oil consuming countries;*
- *OPEC decisions on crude oil production and exports to global markets;*
- *political stability in the Middle East;*
- *changes in prospective reserves worldwide.*

Oil prices at the domestic market are subject to the following factors:

- *pace of oil export capacity expansion;*
- *economic situation and growth trends;*
- *inflation rate;*
- *world oil price fluctuations affecting profitability of crude oil and petroleum products exports.*

2.5.2. Country and region risks.

The Company's operations are located in Khanty-Mansiysky and Yamalo-Nenetsky Autonomous Okrugs of Tyumenskaya Oblast, in the Republic of Sakha (Yakutia), and in the northwestern and central regions of the Russian Federation. The regions where the Company does its business are unlikely to face any major seismic hazard or high probability of natural disasters. Some areas of the Republic of Sakha (Yakutia) are subject to seasonal floods that cannot, however, have a considerable impact on the Company's operations.

The Company is committed to continuous improvement of the efficiency of its business aimed at long-term growth, social responsibility to its country, society and employees; besides, this country and those regions where the Company operates have been demonstrating sustainable development. Therefore, the Company does not have any grave country or regional risks.

2.5.3. Financial risks.

The Company is engaged in foreign economic activity and earns much of its income from export of its products to foreign markets. Since export contracts typically use the US dollar as the main currency for payments, any changes in the national currency/USD exchange rate may substantially influence the Company's financial performance. In this regard, the Company's

short-term and long-term financial investment policy seeks to reduce risks of currency exposure.

Interest rate risks have less impact on the Company's operations owing to its strong financial position, absence of heavy debts, and availability of cash assets necessary to implement its strategic projects. However, changes in interest rates related to country risks reevaluation may entail changes in the Company's requirements for the level of returns on investment projects.

A substantial part of the Company's expenses depends on the general price level in Russia and, in particular, on the level of natural monopolies' services rates, and is subject to a rising inflation risk. The Company seeks to reduce risks of exposure of operation activities to inflation by taking into account estimated inflation rates when formulating financial plans and budgets.

2.5.4. Legal risks.

Changes in tax legislation, i.e. higher tax rates or different procedures or time frames for calculation and payment of taxes, and restricted mineral resources export possibilities, e.g. tariff and non-tariff restrictions, higher oil export tariffs, may reduce the Company's profit.

Changes in licensing requirements for the Company may lead to a longer period needed for preparation of documents to renew licenses; besides, the Company may have to align its operations with the new requirements. However, this risk should be considered as low, except for the cases when the Company will not be able to comply with the requirements to renew licenses or carry out licensable activities, or when compliance with requirements will entail excessive expenses, which may prompt the Company to stop this kind of activity.

Changes in judicial practice are mainly related to changes in laws. Nevertheless, there is not much possibility of such changes, which may deeply affect the Company's operations.

2.5.5. Risks related to the issuer's operations.

Key risks that may deeply affect the Company's operations are external factors such as changes in oil prices in both world and domestic markets, alterations of Russian export capacities to transport oil and petroleum products, higher transport and electricity tariffs, and additional taxes imposed on Russian oil producers.

3. Detailed information on the issuer.

3.1. The issuer's history

3.1.1. Data on the issuer's corporate name:
The issuer's full corporate name:
Open Joint Stock Company "Surgutneftegas"
Abbreviated name:
OJSC "Surgutneftegas"

Information on the alterations in the issuer's name and its organizational and legal form:
Production Association "Surgutneftegas"
PO "Surgutneftegas"
Introduced: ***15.09.1977***

Joint Stock Company of Open Type "Surgutneftegas"
AOOT "Surgutneftegas"
Introduced: ***06.05.1993***

Open Joint Stock Company "Surgutneftegas"
OJSC "Surgutneftegas"
Introduced: ***27.06.1996***

The current name was introduced: ***27.06.1996***

3.1.2. Data on the state registration of the Issuer.
Date of state registration of the Issuer: ***06.05.1993***
Number of the state registration certificate: ***12-4782***
Body that conducted the state registration: ***Administration of the city of Surgut of Khanty-Mansiysky Autonomous Okrug of Tyumenskaya Oblast***
Date of registration in the United State Register of Legal Entities: ***18.09.2002***
Main state registration number: ***1028600584540***
Body that conducted the state registration: ***Ministry of Taxes and Duties of Russia for Surgut, Khanty-Mansiysky Autonomous Okrug***

3.1.3. Data on the issuer's establishment and development.

The issuer's life period: ***The Company was established on 06.05.1993 in accordance with and pursuant to Order of the President of the Russian Federation No.1403 "On Specifics of Privatization and Transformation into Joint Stock Companies of State Enterprises, Production and Scientific Production Associations of Petroleum Industry, Petroleum Refining and Oil Products Marketing Industries" dated 17.11.1992. - Transformation of PO "Surgutneftegas" into AOOT "Surgutneftegas". Resolution of the Annual General Shareholders' Meeting dated 15.06.1996, minutes No.32, accepted in order to bring the Company's constituent documents into conformity with Federal Law No.208-FZ "On Joint Stock Companies" dated 26.12.1995; a new edition of the Company's Charter approved, according to which the Company's corporate name was changed from AOOT "Surgutneftegas" to OJSC "Surgutneftegas" beginning from 27.06.1996.***
The period when the Issuer ceases to exist: ***indefinite.***
Corporate purpose: ***the main corporate objective is profit earning.***
Other information: ***no other information.***

3.1.4. Contacts.
Location: ***Russian Federation, Tyumenskaya Oblast, the city of Surgut, ul. Kukuyevitskogo, 1***

Location of the issuer's continuing executive body: ***Russian Federation, Tyumenskaya Oblast, the city of Surgut, ul. Kukuyevitskogo, 1***

Tel.: ***(3462) 42 60 28***
Fax: ***(3462) 42 64 94***

E-mail: ***secretary@surgutneftegas.ru***
Web-site: ***www.surgutneftegas.ru***

Shareholder and Investor Relations Company:
Name: ***Limited Liability Company "Invest-Zashchita"***

Location: ***Russian Federation, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, the city of Surgut***
Tel.: ***(3462) 46 46 50***
Fax: ***(3462) 46 46 50***

E-mail: ***invz@wsnet.ru***
Web-site: ***no website***

3.1.5. Taxpayer identification number.
8602060555

3.1.6. Branches and representative offices.

No changes.

3.2. The issuer's core economic activity.

3.2.1. Industry classification of the Issuer.
OKVED codes: ***11.10.11; 45; 74.14; 74.20.2; 64.20; 75.13; 55.30; 52; 72; 22.1.***

3.2.2. The issuer's core economic activity.
The Company's core economic activity is production of crude oil and petroleum (associated) gas.

Items	Unit	3Q2005
Revenues from ordinary activities	*RUR '000*	*120,496,445*
Share of operating revenues in total income	*%*	*63.3*
Changes against the corresponding reporting period of the previous year	*%*	*49.2*

Changes in revenues from ordinary activities by 10% or more against the corresponding period of the previous reporting year: ***The reasons why the operating revenues in the reporting period increased were a 38.9% increase in prices for crude oil and a 49.3% increase in prices for oil products in global and domestic markets and an increase in the amount of sales of oil and oil products, by 7.0% and 21.8% correspondingly.***

Activities of OJSC "Surgutneftegas" are not seasonal.

3.2.3. Main types of goods (works, services).

Main types of goods that accounted for no less than 10% of sales:

Item	Unit	3Q2005
Oil sales revenues	*'000 tons*	*87,521,652*
Share in total proceeds	*%*	*69.8*
Oil products sales revenues	*'000 tons*	*30,216,186*
Share in total proceeds .	*%*	*24.1*

Breakdown of the Company's costs of production

Item of cost	3Q2005
Raw materials and supplies,%	*2.52*
Acquired components and semi-finished articles, %	*1.49*
Works and production services rendered by contractors, %	*13.94*
Fuel, %	*0.30*
Energy, %	*2.05*
Labor costs, %	*11.33*
Interests on loans, %	*0.00*
Rental payments, %	*0.04*
Social expenditures, %	*1.56*
Depreciation of fixed assets, %	*16.96*
Taxes included in production costs, %	*47.53*
Other expenses, %	*2.28*
amortization of intangible assets, %	*0.91*
remuneration for rationalization proposals, %	*0.00*
compulsory insurance payments, %	*0.06*
entertainment expenses, %	*0.00*
other, %	*1.31*
Total costs of production and sale of goods (works, services) (cost of production), %	*100.00*
For reference only: ratio of proceeds from sale of goods (works, services) to cost of production, %	*160.30*

The accounting statements of the Company have been prepared in accordance with the accounting standards of the Russian Federation as per Federal Law of the Russian Federation No.129-FZ "On Accounting" dated November 21, 1996, "Accounting and Reporting Regulations in the Russian Federation" approved by Order No.34n of the Ministry of Finance of Russian Federation dated July 29, 1998, «Accounting Regulations «Reporting of an Enterprise» PBU 4/99 approved by Order No.43n of the Ministry of Finance of the Russian Federation dated July 6, 1999 and Order No.67n of the Ministry of Finance of the Russian Federation dated July 22, 2003 «Reporting Standards of Enterprises».

3.2.4. The issuer's raw material (supplies) and suppliers.

The Company does not use raw materials for its core activity (oil and associated petroleum gas production).

The suppliers who provided more than 10% of overall material assets delivered in 3Q2005:

Name: ***Closed Joint Stock Company "Torgovy Dom Trubnaya Metallurgicheskaya Kompaniya" ("Trading House Pipe Metallurgical Company");***
Mailing address: ***105062, Moscow, Podsosensky pereulok, 5/1;***
Legal address: ***620219, Yekaterinburg, ul.Malysheva, 36;***
Location: ***N/A;***
Share in the overall supplies volume: ***13.3%***

In 3Q2005, import share accounted for 13.2% of total supplies of material assets.

The Company's financial position enables it to make both these material assets sources (suppliers) and their substitutes available.

3.2.5. Marketing outlets for the issuer's products (work, services).

Main products of the Company are oil and oil products.

OIL	3Q 2005
- on the territory of Russia	***The Volga Federal District The Northwest Federal District The Central Federal District The Far East Federal District***
- export	***European countries CIS countries***

OIL PRODUCTS	3Q 2005
- on the territory of Russia	***The Northwest Federal District The Central Federal District***
- export	***European countries***

Some of the factors that can adversely affect the Company's sales include lower world prices for oil and petroleum products, higher transport tariffs and possible export quota restrictions.

To minimize this impact, the Company, on a routinely basis, monitors prices in foreign and domestic oil and oil products markets and remaps its export routes choosing those with better prices.

3.2.6. Data on licenses.

Number: ***KhMN No. 12666 NP***
Date of issue: ***08.09.2004***
Date of expiry: ***18.08.2009***
Body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination, including prospecting works and fields appraisal, within 17 Yugansky exploration block***

Number: ***YaKU No. 11882 NP***
Date of issue: ***10.11.2003***
Date of expiry: ***31.10.2008***
Body that issued the license: ***Yakutia Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination, including prospecting works and fields appraisal, within Khoronokhsky exploration block***

Number: ***YaKU No. 11883 NP***
Date of issue: ***10.11.2003***
Date of expiry: ***31.10.2008***
Body that issued the license: ***Yakutia Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination, including prospecting works and fields appraisal, within Kedrovy exploration block***

Number: ***YaKU No. 11884 NP***
Date of issue: ***10.11.2003***
Date of expiry: ***31.10.2008***
Body that issued the license: ***Yakutia Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination, including prospecting works and fields appraisal, within Peleduisky exploration block***

Number: ***KhMN 11141 NP***
Date of issue: ***11.04.2002***
Date of expiry: ***01.04.2007***
Body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination, including prospecting works and fields appraisal, within Yuzhno-Lyaminsky exploration block***

Number: ***KhMN 11418 NP***
Date of issue: ***04.02.2003***
Date of expiry: ***31.01.2008***
Body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***

Range of activity: ***geological examination, including prospecting works and fields appraisal, within Yuzhno-Golyanovsky exploration block***

Number: ***KhMN 11735 NP***
Date of issue: ***23.09.2003***
Date of expiry: ***15.09.2008***
Body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination, including prospecting works and fields appraisal, within Lyaminsky exploration block***

Number: ***KhMN 11734 NP***
Date of issue: ***23.09.2003***
Date of expiry: ***15.09.2008***
Body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination, including prospecting works and fields appraisal, within Lyaminsky exploration block***

Number: ***KhMN 11738 NP***
Date of issue: ***23.09.2003***
Date of expiry: ***15.09.2008***
Body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination, including prospecting works and fields appraisal, within Rogozhnikovsky exploration block***

Number: ***KhMN 11739 NP***
Date of issue: ***23.09.2003***
Date of expiry: ***15.09.2008***
Body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination, including prospecting works and fields appraisal, within Rogozhnikovsky exploration block***

Number: ***KhMN 11740 NP***
Date of issue: ***23.09.2003***
Date of expiry: ***15.09.2008***
Body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination, including prospecting works and fields appraisal, within Rogozhnikovsky exploration block***

Number: ***SLKh 10985 NP***
Date of issue: ***28.03.2001***
Date of expiry: ***01.03.2006***
Body that issued the license: ***Mineral Resources Committee for Yamalo-Nenetsky Autonomous Okrug***

Range of activity: ***geological examination, including prospecting works and fields appraisal, within Novo-Nadymsky exploration block***

Number: ***KhMN 11142 NP***
Date of issue: ***11.04.2002***
Date of expiry: ***01.04.2007***
Body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination, including prospecting works and fields appraisal, within Novo-Nadymsky exploration block (southern part)***

Number: ***SLKh 11359 NP***
Date of issue: ***27.12.2002***
Date of expiry: ***31.12.2007***
Body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination, including prospecting works and fields appraisal, within Verkhne-Semyegansky exploration block***

Number: ***KhMN 11417 NP***
Date of issue: ***04.02.2003***
Date of expiry: ***31.01.2008***
Body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination, including prospecting works and fields appraisal, within Lungorsky exploration block***

Number: ***KhMN 11743 NP***
Date of issue: ***23.09.2003***
Date of expiry: ***15.09.2008***
Body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination, including prospecting works and fields appraisal, within Yuilsky exploration block***

Number: ***KhMN 11744 NP***
Date of issue: ***23.09.2003***
Date of expiry: ***15.09.2008***
Body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination, including prospecting works and fields appraisal, within Yuilsky exploration block***

Number: ***KhMN 11741 NP***
Date of issue: ***23.09.2003***
Date of expiry: ***15.09.2008***
Body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***

Range of activity: ***geological examination, including prospecting works and fields appraisal, within Lyaminsky exploration block***

Number: ***KhMN 11742 NP***
Date of issue: ***23.09.2003***
Date of expiry: ***15.09.2008***
Body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination, including prospecting works and fields appraisal, within Lyaminsky exploration block***

Number: ***KhMN 11737 NP***
Date of issue: ***23.09.2003***
Date of expiry: ***15.09.2008***
Body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination, including prospecting works and fields appraisal, within Lyaminsky exploration block***

Number: ***KhMN 11733 NP***
Date of issue: ***23.09.2003***
Date of expiry: ***15.09.2008***
Body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination, including prospecting works and fields appraisal, within Lyaminsky exploration block***

Number: ***KhMN 11736 NP***
Date of issue: ***23.09.2003***
Date of expiry: ***15.09.2008***
Body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination, including prospecting works and fields appraisal, within Lyaminsky exploration block***

Number: ***KhMN 12169 NP***
Date of issue: ***03.02.2004***
Date of expiry: ***30.01.2009***
Body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination, including prospecting works and fields appraisal, within Surgutsky 1 exploration block***

Number: ***KhMN 12170 NP***
Date of issue: ***03.02.2004***
Date of expiry: ***30.01.2009***
Body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***

Range of activity: ***geological examination, including prospecting works and fields appraisal, within Surgutsky 2 exploration block***

Number: ***NRM No.12358 NP***
Date of issue: ***21.05.2004***
Date of expiry: ***05.03.2009***
Body that issued the license: ***Nenetsky Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination, including prospecting works and fields appraisal, within Sarutayusky exploration block***

Number: ***NRM No.12359 NP***
Date of issue: ***21.05.2004***
Date of expiry: ***05.03.2009***
Body that issued the license: ***Nenetsky Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination, including prospecting works and fields appraisal, within Korobkovsky exploration block***

Number: ***NRM No.12360 NP***
Date of issue: ***21.05.2004***
Date of expiry: ***05.03.2009***
Body that issued the license: ***Nenetsky Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination, including prospecting works and fields appraisal, within Syamayusky exploration block***

Number: ***KhMN 00380 VE***
Date of issue: ***07.10.1996***
Date of expiry: ***06.10.2016***
Body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Vostochno-Surgutsky licensed area***

Number: ***KhMN 00379 VE***
Date of issue: ***07.10.1996***
Date of expiry: ***06.10.2016***
Body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Yaun-Lorsky licensed area***

Number: ***KhMN 01465 VE***
Date of issue: ***05.12.2000***
Date of expiry: ***04.12.2020***
Body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***

Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Vostochno-Yelovyy licensed area***

Number: ***KhMN 00381 VE***
Date of issue: ***07.10.1996***
Date of expiry: ***06.10.2016***
Body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Zapadno-Surgutsky licensed area***

Number: ***KhMN 01736 VE***
Date of issue: ***17.07.2003***
Date of expiry: ***07.10.2006***
Body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within the city of Surgut***

Number: ***KhMN 00397 VE***
Date of issue: ***14.11.1996***
Date of expiry: ***13.11.2016***
Body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Zapadno-Surgutsky licensed area***

Number: ***KhMN 01784 VE***
Date of issue: ***18.03.2004***
Date of expiry: ***06.10.2016***
Body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Zapadno-Surgutsky licensed area***

Number: ***KhMN 00721 VE***
Date of issue: ***12.02.1998***
Date of expiry: ***12.02.2008***
Body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Surgutsky District***

Number: ***KhMN 00403 VE***
Date of issue: ***14.11.1996***
Date of expiry: ***13.11.2016***
Body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***

Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Solkinsky licensed area***

Number: ***KhMN 00400 VE***
Date of issue: ***14.11.1996***
Date of expiry: ***13.11.2016***
Body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Komaryinsky licensed area***

Number: ***KhMN 00401 VE***
Date of issue: ***14.11.1996***
Date of expiry: ***13.11.2016***
Body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Vachimsky licensed area***

Number: ***KhMN 00402 VE***
Date of issue: ***14.11.1996***
Date of expiry: ***13.11.2016***
Body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Bystrinsky licensed area***

Number: ***KhMN 01731 VE***
Date of issue: ***23.06.2003***
Date of expiry: ***22.06.2023***
Body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Severo-Yurievsky licensed area***

Number: ***KhMN 01783 VE***
Date of issue: ***18.03.2004***
Date of expiry: ***06.10.2016***
Body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Dunaevsky licensed area***

Number: ***KhMN 01786 VE***
Date of issue: ***22.03.2004***
Date of expiry: ***06.10.2016***
Body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***

Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Fedorovsky licensed area***

Number: ***KhMN 00398 VE***
Date of issue: ***14.11.1996***
Date of expiry: ***06.10.2016***
Body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Fedorovsky licensed area***

Number: ***KhMN 00785 VE***
Date of issue: ***24.04.1998***
Date of expiry: ***23.04.2018***
Body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Maslikhovsky licensed area***

Number: ***KhMN 00786 VE***
Date of issue: ***24.04.1998***
Date of expiry: ***23.04.2018***
Body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply at Lyaminsky water scoop***

Number: ***KhMN 00787 VE***
Date of issue: ***24.04.1998***
Date of expiry: ***23.04.2018***
Body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply at Lyantorsky licensed area***

Number: ***KhMN 00396 VE***
Date of issue: ***14.11.1996***
Date of expiry: ***13.11.2016***
Body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Lyantorsky licensed area***

Number: ***KhMN 01633 VE***
Date of issue: ***18.07.2002***
Date of expiry: ***17.07.2022***
Body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***

Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Nazargaleevsky licensed area***

Number: ***KhMN 01634 VE***
Date of issue: ***18.07.2002***
Date of expiry: ***17.07.2022***
Body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Zapadno-Kamynsky licensed area***

Number: ***KhMN 01776 VE***
Date of issue: ***29.12.2003***
Date of expiry: ***28.12.2018***
Body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Saninsky licensed area***

Number: ***KhMN 00988 VE***
Date of issue: ***06.05.1999***
Date of expiry: ***05.05.2019***
Body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Savuysky, Russkinskoy, Rodnikovy and Konitlorsky licensed areas***

Number: ***KhMN 01088 VE***
Date of issue: ***27.09.1999***
Date of expiry: ***27.09.2019***
Body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***domestic, drinking and industrial water supply within Nizhne-Sortymsky licensed area***

Number: ***KhMN 01080 VE***
Date of issue: ***02.09.1999***
Date of expiry: ***02.09.2019***
Body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***domestic, drinking and industrial water supply within Tyansky licensed area***

Number: ***KhMN 01078 VE***
Date of issue: ***02.09.1999***
Date of expiry: ***02.09.2019***

Body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***domestic, drinking and industrial water supply within Alyekhinsky licensed area***

Number: ***KhMN 01079 VE***
Date of issue: ***02.09.1999***
Date of expiry: ***02.09.2019***
Body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***domestic, drinking and industrial water supply within Kamynsky licensed area***

Number: ***KhMN No. 01600 VE***
Date of issue: ***20.02.2002***
Date of expiry: ***19.02.2022***
Body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***domestic, drinking and industrial water supply within Bittemsky licensed area***

Number: ***KhMN No.01601 VE***
Date of issue: ***20.02.2002***
Date of expiry: ***19.02.2022***
Body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***domestic, drinking and industrial water supply within Tromyegansky licensed area***

Number: ***KhMN No.01602 VE***
Date of issue: ***20.02.2002***
Date of expiry: ***19.02.2022***
Body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***domestic, drinking and industrial water supply within Khorlorsky licensed area***

Number: ***KhMN No.01720 VE***
Date of issue: ***11.04.2003***
Date of expiry: ***10.04.2023***
Body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***domestic, drinking and industrial water supply within Ulyanovsky licensed area***

Number: ***KhMN No.01721 VE***
Date of issue: ***11.04.2003***
Date of expiry: ***10.04.2023***

Body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***domestic, drinking and industrial water supply within Zapadno-Chigorinsky licensed area***

Number: ***KhMN 00302 TRIO***
Date of issue: ***06.08.2004***
Date of expiry: ***06.08.2009***
Body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***water intake (the Ob' river) for maintaining reservoir pressure at oil fields of OJSC "Surgutneftegas"***

Number: ***KhMN 00169 TREIO***
Date of issue: ***20.10.2002***
Date of expiry: ***27.05.2005***
Body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***water intake (the Pim river) for maintaining reservoir pressure at oil fields of OJSC "Surgutneftegas"***

Number: ***KhMN 00170 TREIO***
Date of issue: ***27.10.2002***
Date of expiry: ***27.05.2005***
Body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***water intake (the Lyamin river) for maintaining reservoir pressure at oil fields of OJSC "Surgutneftegas"***

Number: ***KhMN 00175 TBDBK***
Date of issue: ***29.10.2002***
Date of expiry: ***27.10.2005***
Body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***hydraulic alluviation and sand piling***

Number: ***KhMN 00239 TODBK***
Date of issue: ***25.10.2003***
Date of expiry: ***23.10.2006***
Body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***hydraulic alluviation and sand piling***

Number: ***KhMN 00242 TODBK***
Date of issue: ***25.10.2003***
Date of expiry: ***23.10.2006***
Body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***

Range of activity: ***hydraulic alluviation and sand piling***

Number: ***KhMN 00243 TBDBK***
Date of issue: ***25.10.2003***
Date of expiry: ***23.10.2006***
Body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***hydraulic alluviation and sand piling***

Number: ***KhMN 00244 TODIK***
Date of issue: ***25.10.2003***
Date of expiry: ***23.10.2006***
Body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***hydraulic alluviation and sand piling***

Number: ***KhMN 00250 TBDIK***
Date of issue: ***17.12.2003***
Date of expiry: ***17.12.2005***
Body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***hydraulic alluviation and sand piling***

Number: ***KhMN 00252 TBDIK***
Date of issue: ***17.12.2003***
Date of expiry: ***17.12.2006***
Body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***hydraulic alluviation and sand piling***

Number: ***KhMN 00253 TBDIK***
Date of issue: ***17.12.2003***
Date of expiry: ***17.12.2005***
Body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***hydraulic alluviation and sand piling***

Number: ***KhMN 00156 TBDBK***
Date of issue: ***24.07.2002***
Date of expiry: ***23.07.2012***
Body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***Operation of submerged crossings***

Number: ***KhMN 00155 TBDBK***
Date of issue: ***24.07.2002***
Date of expiry: ***23.07.2012***

Body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***Operation of submerged crossings***

Number: ***KhMN 00158 TBDBK***
Date of issue: ***24.07.2002***
Date of expiry: ***23.07.2012***
Body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***Operation of submerged crossings***

Number: ***KhMN 00159 TBDBK***
Date of issue: ***24.07.2002***
Date of expiry: ***23.07.2012***
Body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***Operation of submerged crossings***

Number: ***KhMN 00160 TBDBK***
Date of issue: ***24.07.2002***
Date of expiry: ***23.07.2012***
Body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***Operation of submerged crossings***

Number: ***KhMN 00153 TBDBK***
Date of issue: ***18.06.2002***
Date of expiry: ***10.06.2012***
Body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***Operation of submerged crossings***

Number: ***KhMN 00161 TBDBK***
Date of issue: ***24.07.2002***
Date of expiry: ***23.07.2012***
Body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***Operation of submerged crossings***

Number: ***KhMN 00162 TBDBK***
Date of issue: ***24.07.2002***
Date of expiry: ***23.07.2012***
Body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***Operation of submerged crossings***

Number: ***KhMN 00172 TBDBK***
Date of issue: ***29.10.2002***

Date of expiry: ***27.10.2012***
Body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***Operation of submerged crossings***

Number: ***KhMN 00157 TBDBK***
Date of issue: ***24.07.2002***
Date of expiry: ***23.07.2012***
Body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***Operation of submerged crossings***

Number: ***22217***
Date of issue: ***22.05.2002***
Date of expiry: ***22.05.2007***
Body that issued the license: ***Ministry of Communications of RF***
Range of activity: ***local and intra-area telephone communication services***

Number: ***10505/920081***
Date of issue: ***20.01.2003***
Date of expiry: ***21.01.2006***
Body that issued the license: ***State Customs Committee of Russian Federation (Nizhnevartovsk customs)***
Range of activity: ***setting up a warehouse for temporary storage***

Number: ***ID No.04570***
Date of issue: ***20.04.2001***
Date of expiry: ***20.04.2006***
Body that issued the license: ***Ministry of Mass Media of RF***
Range of activity: ***publishing business***

Number: ***62EK No.01-6188***
Date of issue: ***06.07.2001***
Date of expiry: ***06.07.2006***
Body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russian Federation***
Range of activity: ***field geophysics and well logging studies (including firing and blasting operations)***

Number: ***62EK No.01-6189***
Date of issue: ***06.07.2001***
Date of expiry: ***06.07.2006***
Body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russian Federation***
Range of activity: ***field geophysics and well logging studies (including firing and blasting operations)***

Number: ***62VR No.01-6190***

Date of issue: ***06.07.2001***
Date of expiry: ***06.07.2006***
Body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***operation of warehouses for explosive materials***

Number: ***62VR No.01-6191***
Date of issue: ***06.07.2001***
Date of expiry: ***06.07.2006***
Body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***use of explosive equipment and devices, perforation equipment and systems admitted by Gosgortekhnadzor (State Municipal Technical Supervision) of Russia to perform perforating operations***

Number: ***62VR No.01-6192***
Date of issue: ***06.07.2001***
Date of expiry: ***06.07.2006***
Body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***use of commercial explosive materials and articles supplemented with explosive materials admitted by Gosgortekhnadzor of Russia (State Municipal Technical Supervision)***

Number: ***62ST No.01-6193***
Date of issue: ***06.07.2001***
Date of expiry: ***06.07.2006***
Body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***construction of plants and installations for field development***

Number: ***85M/01/0045/03/L***
Date of issue: ***18.06.2001***
Date of expiry: ***18.06.2006***
Body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***nature conservation works (services) (elaboration of maximum permissible discharges limits, generation limits and disposal limits, etc.)***

Number: ***85M/01/0046/03/L***
Date of issue: ***18.06.2001***
Date of expiry: ***18.06.2006***
Body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***nature conservation works (services) (environmental impact assessment for proposed and operating industrial facilities)***

Number: ***85M/01/0047/02/L***
Date of issue: ***18.06.2001***
Date of expiry: ***18.06.2006***
Body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***issuance of ecological passports***

Number: ***No.1229/128***
Date of issue: ***28.03.2001***
Date of expiry: ***28.03.2006***
Body that issued the license: ***License Committee of Krasnodarsky Krai***
Range of activity: ***medical activities (Boarding House "Neftyanik Sibiri")***

Number: ***No.1229/128***
Date of issue: ***28.03.2001***
Date of expiry: ***28.03.2006***
Body that issued the license: ***License Committee of Krasnodarsky Krai***
Range of activity: ***medical activities (Boarding House "Yuny Neftyanik")***

Number: ***No.1229/128***
Date of issue: ***28.03.2001***
Date of expiry: ***28.03.2006***
Body that issued the license: ***License Committee of Krasnodarsky Krai***
Range of activity: ***medical activities (Boarding House "Lermontovo")***

Number: ***57 EK No.006829***
Date of issue: ***31.05.2001***
Date of expiry: ***31.05.2006***
Body that issued the license: ***Administration of Northern Caucasus Federal Okrug of Gosgortekhnadzor (State Municipal Technical Supervision) of RF***
Range of activity: ***operation of facilities subject to vessel pressure control***

Number: ***1721/587***
Date of issue: ***26.09.2001***
Date of expiry: ***26.09.2006***
Body that issued the license: ***License Committee of Krasnodarsky Krai***
Range of activity: ***medical activities (pre-trip medical examinations for Motor depot of Healthcare Division "Surgut")***

Number: ***77.99.18.001.L.000359.02.05***
Date of issue: ***22.02.2005***
Date of expiry: ***22.02.2010***
Body that issued the license: ***Federal Service on Protection of Consumers and Welfare***
Range of activity: ***activities relating to use of agents of infection***

Number: ***4/78/04***
Date of issue: ***30.06.2004***

Date of expiry: ***30.06.2009***
Body that issued the license: ***Department of Healthcare of Krasnodarsky Krai***
Range of activity: ***pharmaceutical business***

Number: ***TYuKh 182354***
Date of issue: ***29.10.2001***
Date of expiry: ***29.10.2006***
Body that issued the license: ***State Licensing Administration of Department of Urban Development Policy of Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***construction of buildings and structures (construction and mounting works)***

Number: ***TYuKh 182353***
Date of issue: ***29.10.2001***
Date of expiry: ***29.10.2006***
Body that issued the license: ***State Licensing Administration of Department of Urban Development Policy of Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***manufacture of construction materials and structures***

Number: ***62MR No.01-6565***
Date of issue: ***08.11.2001***
Date of expiry: ***08.11.2006***
Body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***surveying works while using natural resources***

Number: ***KRD 26617 BMKBK***
Date of issue: ***06.12.2001***
Date of expiry: ***01.09.2006***
Body that issued the license: ***Kuban Administration of Basins***
Range of activity: ***use of water (surface water objects)***

Number: ***KRD 26616 BMKBK***
Date of issue: ***06.12.2001***
Date of expiry: ***01.09.2006***
Body that issued the license: ***Kuban Administration of Basins***
Range of activity: ***use of water (surface water objects)***

Number: ***KRD 26615 BMKBK***
Date of issue: ***06.12.2001***
Date of expiry: ***01.09.2006***
Body that issued the license: ***Kuban Administration of Basins***
Range of activity: ***use of water (surface water objects)***

Number: ***TYuKh 182440***
Date of issue: ***15.01.2002***
Date of expiry: ***15.01.2007***

Body that issued the license: ***State Licensing Administration of Department of Urban Development Policy of Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***designing of structures and buildings***

Number: ***62EK No.10-2008***
Date of issue: ***07.02.2002***
Date of expiry: ***07.02.2007***
Body that issued the license: ***Tyumen Regional Administration of Gosgortekhnadzor of Russian Federation***
Range of activity: ***operation of trunk pipeline transport***

Number: ***90***
Date of issue: ***11.02.2002***
Date of expiry: ***11.02.2007***
Body that issued the license: ***Education and Science Department of Administration of Surgut***
Range of activity: ***educational activity on implementation of pre-school and primary education programs***

Number: ***173***
Date of issue: ***15.07.2002***
Date of expiry: ***26.05.2007***
Body that issued the license: ***Education and Science Department of Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***educational activities (Polytechnic Education Centre)***

Number: ***228***
Date of issue: ***02.08.2002***
Date of expiry: ***01.08.2007***
Body that issued the license: ***Education and Science Department of Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***educational activities (PU "SurgutASUneft")***

Number: ***1553***
Date of issue: ***17.07.2005***
Date of expiry: ***17.07.2008***
Body that issued the license: ***Economic Policy Department of Administration of the city of Surgut***
Range of activity: ***retail sales of alcoholic beverages***

Number: ***256***
Date of issue: ***27.09.2005***
Date of expiry: ***27.09.2010***
Body that issued the license: ***Division of Ministry of Taxes and Duties for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***purchase, storage and supply of alcoholic beverages (not inclusive of export and import)***

Number: ***TYuG-00248k***
Date of issue: ***02.10.2002***
Date of expiry: ***02.10.2007***
Body that issued the license: ***Tyumen Territorial Inspection of Gosgeonadzor of RF***
Range of activity: ***mapping activity***

Number: ***TYuG-00247g***
Date of issue: ***02.10.2002***
Date of expiry: ***02.10.2007***
Body that issued the license: ***Tyumen Territorial Inspection of Gosgeonadzor of RF***
Range of activity: ***surveying activity***

Number: ***20003809***
Date of issue: ***03.02.2003***
Date of expiry: ***02.02.2008***
Body that issued the license: ***Ministry of Energy of Russian Federation***
Range of activity: ***transportation of oil, gas and their respective derivatives through main pipelines***

Number: ***10003808***
Date of issue: ***03.02.2003***
Date of expiry: ***02.02.2008***
Body that issued the license: ***Ministry of Energy of Russian Federation***
Range of activity: ***oil refining, gas processing and processing of their respective derivatives***

Number: ***30008347***
Date of issue: ***28.04.2003***
Date of expiry: ***27.04.2008***
Body that issued the license: ***Ministry of Energy of RF***
Range of activity: ***storing of oil, gas and their respective derivatives***

Number: ***60009102***
Date of issue: ***20.05.2003***
Date of expiry: ***19.05.2008***
Body that issued the license: ***Ministry of Energy of RF***
Range of activity: ***operation of heating systems***

Number: ***50009101***
Date of issue: ***20.05.2003***
Date of expiry: ***19.05.2008***
Body that issued the license: ***Ministry of Energy of RF***
Range of activity: ***operation of electric systems***

Number: ***00-EKh-001261 (Kh)***
Date of issue: ***04.06.2003***

Date of expiry: ***04.06.2008***
Body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of RF***
Range of activity: ***operation of chemically hazardous production facilities***

Number: ***00-DE-001485 (DKN)***
Date of issue: ***23.07.2003***
Date of expiry: ***23.07.2008***
Body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of RF***
Range of activity: ***examination of industrial safety***

Number: ***00-EN-001262 (DN)***
Date of issue: ***04.06.2003***
Date of expiry: ***04.06.2008***
Body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***operation of oil and gas production facilities***

Number: ***00-EV-001550 (KMSKh)***
Date of issue: ***01.08.2003***
Date of expiry: ***01.08.2008***
Body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***operation of explosion-dangerous production facilities***

Number: ***3/00074***
Date of issue: ***18.09.2003***
Date of expiry: ***18.09.2008***
Body that issued the license: ***Main Department of State Fire Protection Service of Ministry of Emergencies of RF***
Range of activity: ***operation of fire hazardous production facilities***

Number: ***2/04487***
Date of issue: ***18.09.2003***
Date of expiry: ***18.09.2008***
Body that issued the license: ***Main Department of State Fire Protection Service of Ministry of Emergencies of RF***
Range of activity: ***mounting, repairs and maintenance of equipment and fire protection systems of buildings and installations***

Number: ***PRD 01539***
Date of issue: ***30.09.2003***
Date of expiry: ***29.09.2008***
Body that issued the license: ***Ministry of Railways of Russia***
Range of activity: ***loading-unloading operations at railway transport***

Number: ***199***

Date of issue: ***14.11.2003***
Date of expiry: ***14.11.2008***
Body that issued the license: ***Medical Activity Licensing Commission of the Department of Healthcare of Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***medical activities***

Number: ***27719***
Date of issue: ***05.09.2003***
Date of expiry: ***05.09.2008***
Body that issued the license: ***Ministry of Communications of RF***
Range of activity: ***lease of communication channels***

Number: ***217***
Date of issue: ***09.12.2003***
Date of expiry: ***09.12.2008***
Body that issued the license: ***Medical Activity Licensing Commission of the Department of Healthcare of Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***medical activities***

Number: ***LSS-86-087232***
Date of issue: ***08.07.2002***
Date of expiry: ***07.07.2007***
Body that issued the license: ***Khanty-Mansiysky Okrug Branch of Russia Transport Inspection***
Range of activity: ***Commercial transportation of passengers by light motor vehicles***

Number: ***ASS-86-086427***
Date of issue: ***08.07.2002***
Date of expiry: ***07.07.2007***
Body that issued the license: ***Khanty-Mansiysky Okrug Branch of Russia Transport Inspection***
Range of activity: ***Transportation of passengers by motor vehicles equipped to transport more than 8 persons***

Number: ***GSS-86-085336***
Date of issue: ***08.07.2002***
Date of expiry: ***07.07.2007***
Body that issued the license: ***Khanty-Mansiysky Okrug Branch of Russia Transport Inspection***
Range of activity: ***Transportation of cargoes by motor vehicles with capacity of over 3.5 tons***

Number: ***227***
Date of issue: ***26.12.2003***
Date of expiry: ***26.12.2008***
Body that issued the license: ***Medical Activity Licensing Commission of the Department of Healthcare of Khanty-Mansiysky Autonomous Okrug***

Range of activity: ***medical activities***

Number: ***GS-5-86-02-27-0-8602060555-001673-1***
Date of issue: ***09.03.2004***
Date of expiry: ***09.03.2009***
Body that issued the license: ***State Construction Committee of RF***
Range of activity: ***construction of structures and buildings of I and II criticality rating***

Number: ***GS-5-86-02-28-0-8602060555-002348-1***
Date of issue: ***18.10.2004***
Date of expiry: ***18.10.2009***
Body that issued the license: ***Federal Agency for Building and Housing Complex***
Range of activity: ***engineering surveys for construction of structures and buildings of I and II criticality rating in accordance with the state standard***

Number: ***GS-5-86-02-26-0-8602060555-002347-1***
Date of issue: ***04.10.2004***
Date of expiry: ***04.10.2009***
Body that issued the license: ***Federal Agency for Building and Housing Complex***
Range of activity: ***designing of structures and buildings of I and II criticality rating in accordance with the state standard***

Number: ***62-DG-001184 (S)***
Date of issue: ***07.12.2004***
Date of expiry: ***07.12.2009***
Body that issued the license: ***Federal Service on Ecological, Technological and Nuclear Inspection***
Range of activity: ***operation of gas distributing systems***

Number: ***000066-R***
Date of issue: ***18.11.2004***
Date of expiry: ***18.11.2009***
Body that issued the license: ***Federal Agency for Technical Regulation and Metrology***
Range of activity: ***repair of measurement instrumentation***

Number: ***UO-03-209-1030***
Date of issue: ***20.12.2004***
Date of expiry: ***31.12.2009***
Body that issued the license: ***Federal Service on Ecological, Technological and Nuclear Inspection***
Range of activity: ***use, transportation and storage of articles containing radioactive substances***

Number: ***86-01-000005***

Date of issue: ***02.09.2004***
Date of expiry: ***02.09.2009***
Body that issued the license: ***Federal Healthcare and Social Development Service***
Range of activity: ***medical activities***

Number: ***KRD 41698 BMKZKh***
Date of issue: ***01.04.2005***
Date of expiry: ***01.03.2010***
Body that issued the license: ***Kuban Administration of Basins of Federal Water Resources Agency***
Range of activity: ***use of water (surface water objects)***

Number: ***86***
Date of issue: ***24.06.2003***
Date of expiry: ***24.06.2008***
Body that issued the license: ***Regional Division of Federal Security Service of RF for Tyumenskaya Oblast***
Range of activity: ***execution by OJSC "Surgutneftegas" of activities involving the use of information classified as a state secret***

Number: ***86/1***
Date of issue: ***24.06.2003***
Date of expiry: ***24.06.2008***
Body that issued the license: ***Regional Division of Federal Security Service of RF for Tyumenskaya Oblast***
Range of activity: ***execution by NGDU "Surgutneft" of OJSC "Surgutneftegas" of activities involving the use of information classified as a state secret***

Number: ***86/2***
Date of issue: ***24.06.2003***
Date of expiry: ***24.06.2008***
Body that issued the license: ***Regional Division of Federal Security Service of RF for Tyumenskaya Oblast***
Range of activity: ***execution by NGDU "Fedorovskneft" of OJSC "Surgutneftegas" of activities involving the use of information classified as a state secret***

Number: ***86/3***
Date of issue: ***24.06.2003***
Date of expiry: ***24.06.2008***
Body that issued the license: ***Regional Division of Federal Security Service of RF for Tyumenskaya Oblast***
Range of activity: ***execution by NGDU "Bystrinskneft" of OJSC "Surgutneftegas" of activities involving the use of information classified as a state secret***

Number: ***86/4***

Date of issue: ***24.06.2003***
Date of expiry: ***24.06.2008***
Body that issued the license: ***Regional Division of Federal Security Service of RF for Tyumenskaya Oblast***
Range of activity: ***execution by NGDU "Komsomolskneft" of OJSC "Surgutneftegas" of activities involving the use of information classified as a state secret***

Number: ***86/5***
Date of issue: ***24.06.2003***
Date of expiry: ***24.06.2008***
Body that issued the license: ***Regional Division of Federal Security Service of RF for Tyumenskaya Oblast***
Range of activity: ***execution by NGDU "Lyantorneft" of OJSC "Surgutneftegas" of activities involving the use of information classified as a state secret***

Number: ***86/6***
Date of issue: ***24.06.2003***
Date of expiry: ***24.06.2008***
Body that issued the license: ***Regional Division of Federal Security Service of RF for Tyumenskaya Oblast***
Range of activity: ***execution by NGDU "Nizhnesortymskneft" of OJSC "Surgutneftegas" of activities involving the use of information classified as a state secret***

Number: ***86/7***
Date of issue: ***24.06.2003***
Date of expiry: ***24.06.2008***
Body that issued the license: ***Regional Division of Federal Security Service of RF for Tyumenskaya Oblast***
Range of activity: ***execution by Division of Intra-field Gathering and Utilization of Petroleum Gas of OJSC "Surgutneftegas" of activities involving the use of information classified as a state secret***

Number: ***86/8***
Date of issue: ***24.06. 2003***
Date of expiry: ***24.06.2008***
Body that issued the license: ***Regional Division of Federal Security Service of RF for Tyumenskaya Oblast***
Range of activity: ***execution by Prospecting Division of OJSC "Surgutneftegas" of activities involving the use of information classified as a state secret***

Number: ***86/9***
Date of issue: ***24.06.2003***
Date of expiry: ***24.06.2008***

Body that issued the license: ***Regional Division of Federal Security Service of RF for Tyumenskaya Oblast***
Range of activity: ***execution by Research Institute "SurgutNIPIneft" of OJSC "Surgutneftegas" of activities involving the use of information classified as a state secret***

3.2.7. The issuer's joint activity.

In 3Q2005, the Company did not conclude any joint activity agreements with other organizations.

3.2.8. Additional requirements to be met by issuers being joint stock investment pools or insurance organizations.

The Company is neither a joint stock investment pool, nor an insurance organization.

3.2.9. Additional requirements to be met by issuers, whose primary activity is mineral resources extraction.

a) Mineral resources

License ID: ***KhMN 00814 NE***
Date of issue: ***04.06.1998***
Date of expiry: ***31.12.2039***
Basis for license issuance: ***according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
Type of license: ***geological examination (prospecting, exploration) and mineral resources production***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 01237 NE***
Date of issue: ***22.05.2000***
Date of expiry: ***21.05.2025***
Basis for license issuance: ***according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Khanty-Mansiysky and Kondinsky Districts***

Type of license: ***geological examination (prospecting, exploration) and mineral resources production***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 01236 NE***
Date of issue: ***22.05.2000***
Date of expiry: ***21.05.2025***
Basis for license issuance: ***according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Khanty-Mansiysky and Kondinsky Districts***
Type of license: ***geological examination (prospecting, exploration) and mineral resources production***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 01233 NE***
Date of issue: ***22.05.2000***
Date of expiry: ***21.05.2025***
Basis for license issuance: ***according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Khanty-Mansiysky and Kondinsky Districts***
Type of license: ***geological examination (prospecting, exploration) and mineral resources production***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***TYuM 11997 NR***
Date of issue: ***11.12.2003***
Date of expiry: ***24.11.2028***
Basis for license issuance: ***according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***

Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Tyumenskaya Oblast, Uvatsky District***
Type of license: ***geological examination (prospecting, exploration) and mineral resources production***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***TYuM 11998 NR***
Date of issue: ***11.12.2003***
Date of expiry: ***24.11.2028***
Basis for license issuance: ***according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Tyumenskaya Oblast, Uvatsky District***
Type of license: ***geological examination (prospecting, exploration) and mineral resources production***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 00440 NE***
Date of issue: ***05.03.1997***
Date of expiry: ***04.03.2022***
Basis for license issuance: ***according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Khanty-Mansiysky and Surgutsky Districts***
Type of license: ***geological examination (prospecting, exploration) and mineral resources production***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 00439 NE***
Date of issue: ***05.03.1997***
Date of expiry: ***04.03.2022***

Basis for license issuance: ***according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Khanty-Mansiysky District***
Type of license: ***geological examination (prospecting, exploration) and mineral resources production***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 00433 NE***
Date of issue: ***27.12.1993***
Date of expiry: ***31.12.2057***
Basis for license issuance: ***according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
Type of license: ***geological examination (prospecting, exploration) and mineral resources production***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 00811 NE***
Date of issue: ***04.06.1998***
Date of expiry: ***31.12.2055***
Basis for license issuance: ***according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Khanty-Mansiysky and Surgutsky Districts***
Type of license: ***geological examination (prospecting, exploration) and mineral resources production***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 00813 NE***
Date of issue: ***04.06.1998***
Date of expiry: ***03.06.2023***
Basis for license issuance: ***according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
Type of license: ***geological examination (prospecting, exploration) and mineral resources production***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN No. 01087 NE***
Date of issue: ***27.09.1999***
Date of expiry: ***31.12.2055***
Basis for license issuance: ***according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Khanty-Mansiysky District***
Type of license: ***geological examination (prospecting, exploration) and mineral resources production***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 01524 NR***
Date of issue: ***18.04.2001***
Date of expiry: ***17.04.2026***
Basis for license issuance: ***according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
Type of license: ***geological examination (prospecting, exploration) and mineral resources production***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***

Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 00422 NE***
Date of issue: ***24.10.1995***
Date of expiry: ***23.10.2020***
Basis for license issuance: ***according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
Type of license: ***geological examination (prospecting, exploration) and mineral resources production***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 01235 NE***
Date of issue: ***22.05.2000***
Date of expiry: ***21.05.2025***
Basis for license issuance: ***according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
Type of license: ***geological examination (prospecting, exploration) and mineral resources production***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 01525 NR***
Date of issue: ***18.04.2001***
Date of expiry: ***17.04.2026***
Basis for license issuance: ***according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Oktyabrsky and Khanty-Mansiysky Districts***
Type of license: ***geological examination (prospecting, exploration) and mineral resources production***

Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 01234 NE***
Date of issue: ***22.05.2000***
Date of expiry: ***21.05.2025***
Basis for license issuance: ***according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
Type of license: ***geological examination (prospecting, exploration) and mineral resources production***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 00420 NE***
Date of issue: ***24.10.1995***
Date of expiry: ***23.10.2020***
Basis for license issuance: ***according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
Type of license: ***geological examination (prospecting, exploration) and mineral resources production***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 00421 NE***
Date of issue: ***24.10.1995***
Date of expiry: ***31.12.2051***
Basis for license issuance: ***according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***

Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
Type of license: ***geological examination (prospecting, exploration) and mineral resources production***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 00684 NR***
Date of issue: ***03.12.1997***
Date of expiry: ***31.12.2040***
Basis for license issuance: ***according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
Type of license: ***geological examination (prospecting, exploration) and mineral resources production***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 00683 NR***
Date of issue: ***03.12.1997***
Date of expiry: ***02.12.2022***
Basis for license issuance: ***according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
Type of license: ***geological examination (prospecting, exploration) and mineral resources production***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***SLKh 00422 NE***
Date of issue: ***17.12.1997***
Date of expiry: ***16.12.2022***

Basis for license issuance: ***according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Yamalo-Nenetsky Autonomous Okrug, Nadymsky and Purovsky Districts***
Type of license: ***geological examination (prospecting, exploration) and mineral resources production***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 00812 NE***
Date of issue: ***04.06.1998***
Date of expiry: ***31.12.2055***
Basis for license issuance: ***according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
Type of license: ***geological examination (prospecting, exploration) and mineral resources production***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 13143 NR***
Date of issue: ***18.05.2005***
Date of expiry: ***16.05.2030***
Basis for license issuance: ***according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Khanty-Mansiysky and Oktyabrsky Districts***
Type of license: ***geological examination (prospecting, exploration) and mineral resources production***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 13144 NR***
Date of issue: ***18.05.2005***
Date of expiry: ***16.05.2030***
Basis for license issuance: ***according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Khanty-Mansiysky and Oktyabrsky Districts***
Type of license: ***geological examination (prospecting, exploration) and mineral resources production***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 13145 NR***
Date of issue: ***18.05.2005***
Date of expiry: ***16.05.2030***
Basis for license issuance: ***according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Khanty-Mansiysky and Oktyabrsky Districts***
Type of license: ***geological examination (prospecting, exploration) and mineral resources production***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 13146 NR***
Date of issue: ***18.05.2005***
Date of expiry: ***16.05.2030***
Basis for license issuance: ***according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Nefteyugansky District***
Type of license: ***geological examination (prospecting, exploration) and mineral resources production***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***

Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 13147 NR***
Date of issue: ***18.05.2005***
Date of expiry: ***16.05.2030***
Basis for license issuance: ***according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Nefteyugansky District***
Type of license: ***geological examination (prospecting, exploration) and mineral resources production***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 13148 NR***
Date of issue: ***18.05.2005***
Date of expiry: ***16.05.2030***
Basis for license issuance: ***according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Khanty-Mansiysky and Nefteyugansky Districts***
Type of license: ***geological examination (prospecting, exploration) and mineral resources production***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***YaKU No. 13230 NE***
Date of issue: ***06.07.2005***
Date of expiry: ***15.07.2025***
Basis for license issuance: ***according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Republic of Sakha (Yakutia), Lensky District***
Type of license: ***geological examination (prospecting, exploration) and mineral resources production***

Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 12326 NE***
Date of issue: ***23.04.2004***
Date of expiry: ***01.03.2024***
Basis for license issuance: ***according to Paragraph 3, Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
Type of license: ***exploration and production of oil and gas***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 11293 NE***
Date of issue: ***05.09.2002***
Date of expiry: ***01.07.2022***
Basis for license issuance: ***according to Paragraph 3, Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
Type of license: ***exploration and production of oil and gas***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN No. 11878 NE***
Date of issue: ***03.11.2003***
Date of expiry: ***22.10.2023***
Basis for license issuance: ***according to Paragraph 3, Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
Type of license: ***exploration and production of oil and gas***

Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 12325 NE***
Date of issue: ***23.04.2004***
Date of expiry: ***01.03.2024***
Basis for license issuance: ***according to Paragraph 3, Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
Type of license: ***exploration and production of oil and gas***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 12681 NE***
Date of issue: ***16.09.2004***
Date of expiry: ***27.08.2024***
Basis for license issuance: ***according to Paragraph 3, Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
Type of license: ***exploration and production of oil and gas***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 12682 NE***
Date of issue: ***16.09.2004***
Date of expiry: ***27.08.2024***
Basis for license issuance: ***according to Paragraph 3, Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky and Beloyarsky Districts***
Type of license: ***exploration and production of oil and gas***

Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 12679 NE***
Date of issue: ***16.09.2004***
Date of expiry: ***27.08.2024***
Basis for license issuance: ***according to Paragraph 3, Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky and Beloyarsky Districts***
Type of license: ***exploration and production of oil and gas***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 12680 NE***
Date of issue: ***16.09.2004***
Date of expiry: ***27.08.2024***
Basis for license issuance: ***according to Paragraph 3, Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky and Beloyarsky Districts***
Type of license: ***exploration and production of oil and gas***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 11355 NE***
Date of issue: ***26.12.2002***
Date of expiry: ***31.12.2037***
Basis for license issuance: ***according to Item 1, Article 19 of "Statute on Procedure for Subsurface Use Licensing"***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
Type of license: ***exploration and production of oil and gas***

Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***YaKU No. 12061 NE***
Date of issue: ***26.12.2003***
Date of expiry: ***31.12.2023***
Basis for license issuance: ***according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Republic of Sakha (Yakutia), Lensky District***
Type of license: ***exploration and production of oil and gas***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 00431 NE***
Date of issue: ***13.07.1993***
Date of expiry: ***31.12.2039***
Basis for license issuance: ***according to Item 1, Article 19 of "Statute on Procedure for Subsurface Use Licensing"***
Basis for license extension: ***according to Federal Law No. 2395-1 «On Subsurface» of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
Type of license: ***exploration and production of oil and gas***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 00435 NE***
Date of issue: ***13.07.1993***
Date of expiry: ***31.12.2045***
Basis for license issuance: ***according to Item 1, Article 19 of "Statute on Procedure for Subsurface Use Licensing"***
Basis for license extension: ***according to Federal Law No. 2395-1 «On Subsurface» of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
Type of license: ***exploration and production of oil and gas***

Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 00438 NE***
Date of issue: ***14.07.1993***
Date of expiry: ***31.12.2043***
Basis for license issuance: ***according to Item 1, Article 19 of "Statute on Procedure for Subsurface Use Licensing"***
Basis for license extension: ***according to Federal Law No. 2395-1 «On Subsurface» of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
Type of license: ***exploration and production of oil and gas***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 00436 NE***
Date of issue: ***15.07.1993***
Date of expiry: ***31.12.2027***
Basis for license issuance: ***according to Item 1, Article 19 of "Statute on Procedure for Subsurface Use Licensing"***
Basis for license extension: ***according to Federal Law No. 2395-1 «On Subsurface» of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
Type of license: ***exploration and production of oil and gas***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 00558 NE***
Date of issue: ***15.07.1993***
Date of expiry: ***31.12.2034***
Basis for license issuance: ***according to Item 1, Article 19 of "Statute on Procedure for Subsurface Use Licensing"***
Basis for license extension: ***according to Federal Law No. 2395-1 «On Subsurface» of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
Type of license: ***exploration and production of oil and gas***

Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 00408 NE***
Date of issue: ***14.07.1993***
Date of expiry: ***31.12.2086***
Basis for license issuance: ***according to Item 1, Article 19 of "Statute on Procedure for Subsurface Use Licensing"***
Basis for license extension: ***according to Federal Law No. 2395-1 «On Subsurface» of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
Type of license: ***exploration and production of oil and gas***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 00405 NE***
Date of issue: ***14.07.1993***
Date of expiry: ***31.12.2093***
Basis for license issuance: ***according to Item 1, Article 19 of "Statute on Procedure for Subsurface Use Licensing"***
Basis for license extension: ***according to Federal Law No. 2395-1 «On Subsurface» of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
Type of license: ***exploration and production of oil and gas***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 00406 NE***
Date of issue: ***15.07.1993***
Date of expiry: ***31.12.2037***
Basis for license issuance: ***according to Item 1, Article 19 of "Statute on Procedure for Subsurface Use Licensing"***
Basis for license extension: ***according to Federal Law No. 2395-1 «On Subsurface» of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
Type of license: ***exploration and production of oil and gas***

Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 00412 NE***
Date of issue: ***05.07.1994***
Date of expiry: ***31.12.2046***
Basis for license issuance: ***according to Item 1, Article 19 of "Statute on Procedure for Subsurface Use Licensing"***
Basis for license extension: ***according to Federal Law No. 2395-1 «On Subsurface» of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
Type of license: ***exploration and production of oil and gas***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 00409 NE***
Date of issue: ***13.07.1993***
Date of expiry: ***31.12.2041***
Basis for license issuance: ***according to Item 1, Article 19 of "Statute on Procedure for Subsurface Use Licensing"***
Basis for license extension: ***according to Federal Law No. 2395-1 «On Subsurface» of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
Type of license: ***exploration and production of oil and gas***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 00437 NE***
Date of issue: ***20.07.1993***
Date of expiry: ***31.12.2055***
Basis for license issuance: ***according to Item 1, Article 19 of "Statute on Procedure for Subsurface Use Licensing"***
Basis for license extension: ***according to Federal Law No. 2395-1 «On Subsurface» of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
Type of license: ***exploration and production of oil and gas***

Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 00418 NE***
Date of issue: ***15.07.1993***
Date of expiry: ***31.12.2022***
Basis for license issuance: ***according to Item 1, Article 19 of "Statute on Procedure for Subsurface Use Licensing"***
Basis for license extension: ***according to Federal Law No. 2395-1 «On Subsurface» of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
Type of license: ***exploration and production of oil and gas***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 00407 NE***
Date of issue: ***29.09.1993***
Date of expiry: ***31.12.2027***
Basis for license issuance: ***according to Item 1, Article 19 of "Statute on Procedure for Subsurface Use Licensing"***
Basis for license extension: ***according to Federal Law No. 2395-1 «On Subsurface» of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
Type of license: ***exploration and production of oil and gas***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 00410 NE***
Date of issue: ***14.07.1993***
Date of expiry: ***31.12.2072***
Basis for license issuance: ***according to Item 1, Article 19 of "Statute on Procedure for Subsurface Use Licensing"***
Basis for license extension: ***according to Federal Law No. 2395-1 «On Subsurface» of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
Type of license: ***exploration and production of oil and gas***

Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 00423 NE***
Date of issue: ***14.07.1993***
Date of expiry: ***31.12.2045***
Basis for license issuance: ***according to Item 1, Article 19 of "Statute on Procedure for Subsurface Use Licensing"***
Basis for license extension: ***according to Federal Law No. 2395-1 «On Subsurface» of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
Type of license: ***exploration and production of oil and gas***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 00419 NE***
Date of issue: ***13.07.1993***
Date of expiry: ***31.12.2098***
Basis for license issuance: ***according to Item 1, Article 19 of "Statute on Procedure for Subsurface Use Licensing"***
Basis for license extension: ***according to Federal Law No. 2395-1 «On Subsurface» of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
Type of license: ***exploration and production of oil and gas***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 00417 NE***
Date of issue: ***14.07.1993***
Date of expiry: ***31.12.2048***
Basis for license issuance: ***according to Item 1, Article 19 of "Statute on Procedure for Subsurface Use Licensing"***
Basis for license extension: ***according to Federal Law No. 2395-1 «On Subsurface» of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
Type of license: ***exploration and production of oil and gas***

Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 00564 NE***
Date of issue: ***27.09.1993***
Date of expiry: ***31.12.2055***
Basis for license issuance: ***according to Item 1, Article 19 of "Statute on Procedure for Subsurface Use Licensing"***
Basis for license extension: ***according to Federal Law No. 2395-1 «On Subsurface» of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
Type of license: ***exploration and production of oil and gas***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 00434 NE***
Date of issue: ***14.07.1993***
Date of expiry: ***31.12.2033***
Basis for license issuance: ***according to Item 1, Article 19 of "Statute on Procedure for Subsurface Use Licensing"***
Basis for license extension: ***according to Federal Law No. 2395-1 «On Subsurface» of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
Type of license: ***exploration and production of oil and gas***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 00411 NE***
Date of issue: ***13.07.1993***
Date of expiry: ***31.12.2049***
Basis for license issuance: ***according to Item 1, Article 19 of "Statute on Procedure for Subsurface Use Licensing"***
Basis for license extension: ***according to Federal Law No. 2395-1 «On Subsurface» of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
Type of license: ***exploration and production of oil and gas***

Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 00432 NE***
Date of issue: ***14.07.1993***
Date of expiry: ***31.12.2055***
Basis for license issuance: ***according to Item 1, Article 19 of "Statute on Procedure for Subsurface Use Licensing"***
Basis for license extension: ***according to Federal Law No. 2395-1 «On Subsurface» of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
Type of license: ***exploration and production of oil and gas***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 00563 NE***
Date of issue: ***18.02.1994***
Date of expiry: ***31.12.2055***
Basis for license issuance: ***according to Item 1, Article 19 of "Statute on Procedure for Subsurface Use Licensing"***
Basis for license extension: ***according to Federal Law No. 2395-1 «On Subsurface» of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
Type of license: ***exploration and production of oil and gas***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 00560 NE***
Date of issue: ***29.09.1993***
Date of expiry: ***31.12.2055***
Basis for license issuance: ***according to Item 1, Article 19 of "Statute on Procedure for Subsurface Use Licensing"***
Basis for license extension: ***according to Federal Law No. 2395-1 «On Subsurface» of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
Type of license: ***exploration and production of oil and gas***

Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 00562 NE***
Date of issue: ***18.02.1994***
Date of expiry: ***31.12.2034***
Basis for license issuance: ***according to Item 1, Article 19 of "Statute on Procedure for Subsurface Use Licensing"***
Basis for license extension: ***according to Federal Law No. 2395-1 «On Subsurface» of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
Type of license: ***exploration and production of oil and gas***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 00559 NE***
Date of issue: ***18.02.1994***
Date of expiry: ***31.12.2073***
Basis for license issuance: ***according to Item 1, Article 19 of "Statute on Procedure for Subsurface Use Licensing"***
Basis for license extension: ***according to Federal Law No. 2395-1 «On Subsurface» of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
Type of license: ***exploration and production of oil and gas***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 00561 NE***
Date of issue: ***18.02.1994***
Date of expiry: ***31.12.2049***
Basis for license issuance: ***according to Item 1, Article 19 of "Statute on Procedure for Subsurface Use Licensing"***
Basis for license extension: ***according to Federal Law No. 2395-1 «On Subsurface» of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
Type of license: ***exploration and production of oil and gas***

Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 00850 VE***
Date of issue: ***07.07.1998***
Date of expiry: ***06.07.2023***
Basis for license issuance: ***according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug***
Type of license: ***production of Cenomanian subsurface water for technological purposes***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 00598 ME***
Date of issue: ***26.06.1997***
Date of expiry: ***25.06.2017***
Basis for license issuance: ***according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug***
Type of license: ***production of Cenomanian subsurface water for technological purposes***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 01529 VE***
Date of issue: ***25.04.2001***
Date of expiry: ***24.04.2021***
Basis for license issuance: ***according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug***
Type of license: ***production of Cenomanian subsurface water for technological purposes***

Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 00843 VE***
Date of issue: ***07.07.1998***
Date of expiry: ***06.07.2023***
Basis for license issuance: ***according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug***
Type of license: ***production of Cenomanian subsurface water for technological purposes***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 00840 VE***
Date of issue: ***07.07.1998***
Date of expiry: ***06.07.2023***
Basis for license issuance: ***according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug***
Type of license: ***production of Cenomanian subsurface water for technological purposes***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 01642 VE***
Date of issue: ***09.08.2002***
Date of expiry: ***08.08.2027***
Basis for license issuance: ***according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug***
Type of license: ***production of Cenomanian subsurface water for technological purposes***

Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 00858 VE***
Date of issue: ***21.07.1998***
Date of expiry: ***20.07.2023***
Basis for license issuance: ***according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug***
Type of license: ***production of Cenomanian subsurface water for technological purposes***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 00862 VE***
Date of issue: ***27.07.1998***
Date of expiry: ***26.07.2023***
Basis for license issuance: ***according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug***
Type of license: ***production of Cenomanian subsurface water for technological purposes***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 01042 VE***
Date of issue: ***07.07.1999***
Date of expiry: ***06.07.2024***
Basis for license issuance: ***according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug***
Type of license: ***production of Cenomanian subsurface water for technological purposes***

Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 01612 VE***
Date of issue: ***19.04.2002***
Date of expiry: ***18.04.2027***
Basis for license issuance: ***according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug***
Type of license: ***production of Cenomanian subsurface water for technological purposes***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 01517 VE***
Date of issue: ***04.04.2001***
Date of expiry: ***03.04.2026***
Basis for license issuance: ***according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug***
Type of license: ***production of Cenomanian subsurface water for technological purposes***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 00864 VE***
Date of issue: ***27.07.1998***
Date of expiry: ***26.07.2023***
Basis for license issuance: ***according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug***
Type of license: ***production of Cenomanian subsurface water for technological purposes***

Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 00851 VE***
Date of issue: ***07.07.1998***
Date of expiry: ***06.07.2023***
Basis for license issuance: ***according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug***
Type of license: ***production of Cenomanian subsurface water for technological purposes***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 00849 VE***
Date of issue: ***07.07.1998***
Date of expiry: ***06.07.2023***
Basis for license issuance: ***according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug***
Type of license: ***production of Cenomanian subsurface water for technological purposes***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 00847 VE***
Date of issue: ***07.07.1998***
Date of expiry: ***06.07.2023***
Basis for license issuance: ***according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug***
Type of license: ***production of Cenomanian subsurface water for technological purposes***

Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 01677 VE***
Date of issue: ***25.02.2003***
Date of expiry: ***26.06.2014***
Basis for license issuance: ***according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug***
Type of license: ***production of Cenomanian subsurface water for technological purposes***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 00848 VE***
Date of issue: ***07.07.1998***
Date of expiry: ***06.07.2023***
Basis for license issuance: ***according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug***
Type of license: ***production of Cenomanian subsurface water for technological purposes***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 00845 VE***
Date of issue: ***07.07.1998***
Date of expiry: ***06.07.2023***
Basis for license issuance: ***according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug***
Type of license: ***production of Cenomanian subsurface water for technological purposes***

Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 00863 VE***
Date of issue: ***27.07.1998***
Date of expiry: ***26.07.2023***
Basis for license issuance: ***according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug***
Type of license: ***production of Cenomanian subsurface water for technological purposes***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 00846 VE***
Date of issue: ***07.07.1998***
Date of expiry: ***06.07.2023***
Basis for license issuance: ***according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug***
Type of license: ***production of Cenomanian subsurface water for technological purposes***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 00860 VE***
Date of issue: ***23.07.1998***
Date of expiry: ***22.07.2023***
Basis for license issuance: ***according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug***
Type of license: ***production of Cenomanian subsurface water for technological purposes***

Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 00861 VE***
Date of issue: ***27.07.1998***
Date of expiry: ***26.07.2023***
Basis for license issuance: ***according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug***
Type of license: ***production of Cenomanian subsurface water for technological purposes***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 00857 VE***
Date of issue: ***21.07.1998***
Date of expiry: ***20.07.2023***
Basis for license issuance: ***according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug***
Type of license: ***production of Cenomanian subsurface water for technological purposes***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 00855 VE***
Date of issue: ***21.07.1998***
Date of expiry: ***20.07.2023***
Basis for license issuance: ***according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug***
Type of license: ***production of Cenomanian subsurface water for technological purposes***

Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 00841 VE***
Date of issue: ***07.07.1998***
Date of expiry: ***06.07.2023***
Basis for license issuance: ***according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug***
Type of license: ***production of Cenomanian subsurface water for technological purposes***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 01614 VE***
Date of issue: ***25.04.2002***
Date of expiry: ***24.04.2027***
Basis for license issuance: ***according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug***
Type of license: ***production of Cenomanian subsurface water for technological purposes***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 00844 VE***
Date of issue: ***07.07.1998***
Date of expiry: ***06.07.2023***
Basis for license issuance: ***according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug***
Type of license: ***production of Cenomanian subsurface water for technological purposes***

Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 00839 VE***
Date of issue: ***07.07.1998***
Date of expiry: ***06.07.2023***
Basis for license issuance: ***according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug***
Type of license: ***production of Cenomanian subsurface water for technological purposes***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 01215 VE***
Date of issue: ***21.04.2000***
Date of expiry: ***20.04.2025***
Basis for license issuance: ***according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug***
Type of license: ***production of Cenomanian subsurface water for technological purposes***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 01772 VE***
Date of issue: ***19.12.2003***
Date of expiry: ***18.12.2023***
Basis for license issuance: ***according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug***
Type of license: ***production of Cenomanian subsurface water for technological purposes***

Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 01778 VE***
Date of issue: ***19.01.2004***
Date of expiry: ***18.01.2024***
Basis for license issuance: ***according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug***
Type of license: ***production of Cenomanian subsurface water for technological purposes***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 01804 VE***
Date of issue: ***21.06.2004***
Date of expiry: ***20.06.2024***
Basis for license issuance: ***according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug***
Type of license: ***production of Cenomanian subsurface water for technological purposes***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 01805 VE***
Date of issue: ***21.06.2004***
Date of expiry: ***20.06.2024***
Basis for license issuance: ***according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug***
Type of license: ***production of Cenomanian subsurface water for technological purposes***

Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 01806 VE***
Date of issue: ***21.06.2004***
Date of expiry: ***20.06.2024***
Basis for license issuance: ***according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug***
Type of license: ***production of Cenomanian subsurface water for technological purposes***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 01807 VE***
Date of issue: ***21.06.2004***
Date of expiry: ***20.06.2024***
Basis for license issuance: ***according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug***
Type of license: ***production of Cenomanian subsurface water for technological purposes***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 01862 VE***
Date of issue: ***08.06.2005***
Date of expiry: ***07.06.2020***
Basis for license issuance: ***according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug***
Type of license: ***production of Cenomanian subsurface water for technological purposes***

Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

In the third quarter of 2005, oil and associated petroleum gas production at the Company's fields under development amounted to 16.278 mn tons and 3.176 bcm, respectively.

b) Mineral resources processing

Having massive reserves of associated gas and enjoying high volumes of associated gas production, the Company is setting up a complete production chain for associated gas production and refining to increase the earning capacity of the sector. To that end, in January of 2002, OJSC "Surgutneftegas" founded a gas processing division. The sector of oil refining and petrochemistry is represented by "KINEF" Ltd. which is located in the city of Kirishi.

c) Products marketing

Currently the Company markets its oil and oil products without any additional permits.

In accordance with Federal Law No. 147-FZ dated 17.08.1995 "On Natural Monopolies", a duly registered oil producer and an organization being a parent company of an oil producer are granted with the right of access to the system of Russian trunk pipelines and terminals of sea ports to transport oil out of the Russian Federation's customs territory, proportionally to the volumes of produced oil pumped into the system of trunk pipelines with a 100% trunk pipeline transmission capacity (basing upon their engineering capabilities).

3.2.10. Additional requirements for issuers, whose primary activity is rendering communications services.

Communication services are not the Company's core business.

3.3. Plans for the issuer's future activity.

In 4Q2005, the Company will keep carrying on its prospecting works at the existing licensed blocks, analysis and preparatory works for the acquisition of new reserves in promising oil and gas bearing regions in the Russian Federation.

The Company's prospecting and exploratory drilling is expected to total 165,000 meters. The Company is to start exploratory drilling at 9 structures of 6 licensed blocks, complete the construction of 72 exploratory wells, and

deepen 27 producing wells to carry out additional exploration of underlying horizons.

In 4Q2005, the Company will continue producing hydrocarbons in the Khanty-Mansiysky Autonomous Okrug and in the Republic of Sakha (Yakutia). Hydrocarbon production is planned to reach 78 mn tons of oil equivalent, including 63.7 mn tons of oil and 14.3 bcm of gas.

The Company plans to commission 5 oil-wells at the Talakanskoe field in the Republic of Sakha (Yakutia), and to continue the construction of production facilities and the supply of vehicles, equipment and materials.

On the refining side, the Company will continue upgrading its production facilities, increasing production efficiency, equipment reliability and ecological security. Pursuing its cost cutting program, the Company plans to enhance equipment performance, which will translate into fuel, steam and energy savings.

Oil refining is planned to amount to 16.5 mn tons.

In 4Q2005, the Company will continue its gas processing facilities renovation program. As part of this program, it is going to construct a railroad overpass to load broad fractions of light hydrocarbons and gasoline and to expand its tank farm which forms an integral technological cycle with the former. An automated technological control system for gas processing unit #2 will be commissioned. The Company is going to start mounting another similar system for gas processing unit #1.

3.4. The issuer's share in industrial, banking, and financial groups, holdings, groups of companies and associations.

Organization's full name: ***Association "Information and Cooperation Council for Fuel and Energy Complex"***
The issuer's position and functions in the organization: ***Member of the Association***
The period of the issuer's participation in the organization: ***Unlimited***

3.5. The issuer's subsidiaries and dependent business associations.

1. Full name: ***Limited Liability Company "Novgorodnefteprodukt"***
Abbreviated name: ***LLC "Novgorodnefteprodukt"***
Location: ***Russian Federation, Veliky Novgorod***
Ground for acknowledging the association to be the issuer's subsidiary or dependent business association: ***Majority interest in the charter capital***

The issuer's share in the charter capital of the subsidiary or dependent business association: ***100%***
Share of the subsidiary (dependent business association) in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares held by the subsidiary or dependent business association: ***no fraction***

Association's basic activities: ***Purchase, storage and sales of oil products***

Association's significance for the issuer's activity: ***The issuer's oil products marketing***

Board of Directors: ***Not formed in compliance with the constituent documents***

Individual executive body of the organization:
Name: ***Serebrennikov Victor Georgievich***
Year of birth: ***1953***
Share in the issuer's charter capital: ***0.0019%***
Fraction of the issuer's ordinary shares: ***0.0013%***

2. Full name: ***Limited Liability Company "Surgutmebel"***
Abbreviated name: ***LLC "Surgutmebel"***
Location: ***Russian Federation, Tyumenskaya oblast, Khanty-Mansiysky Autonomous Okrug, Surgutsky District, p. Barsovo***
Ground for acknowledging the association to be the issuer's subsidiary or a dependent business association: ***Majority interest in the charter capital***

The issuer's share in the charter capital of the subsidiary or dependent business association: ***100%***
Share of the subsidiary (dependent business association) in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares held by the subsidiary or dependent business association: ***no fraction***

Association's basic activities: ***Timber construction materials***
Association's significance for the issuer's activity: ***Manufacturing construction materials, components, and assemblies for the issuer's needs***

Board of Directors: ***Not formed in compliance with constituent documents***

Individual executive body of the organization:
Name: ***Ivanov Nikolai Ivanovich***
Year of birth: ***1952***
Share in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares: ***no fraction***

3. Full name: ***Limited Liability Company Marketing Association "Pskovnefteprodukt"***
Abbreviated name: ***LLC "Pskovnefteprodukt"***
Location: ***Russian Federation, Pskov***

Ground for acknowledging the association to be the issuer's subsidiary or dependent business association: ***Majority interest in the charter capital***

The issuer's share in the charter capital of the subsidiary or dependent business association: ***100%***

Share of the subsidiary (dependent business association) in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares held by the subsidiary or dependent business association: ***no fraction***

Association's basic activities: ***Purchase, storage and sales of oil products***
Association's significance for the issuer's activity: ***The issuer's oil products marketing***

Board of Directors: ***Not formed in compliance with the constituent documents***

The individual executive body of the organization:
Name: ***Maleshin Yury Vladimirovich***
Year of birth: ***1959***
Share in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares: ***no fraction***

4. Full name: ***Limited Liability Company Marketing Association "Tvernefteprodukt"***
Abbreviated name: ***LLC "SO "Tvernefteprodukt"***
Location: ***Russian Federation, Tver***
The ground for acknowledging the association to be the issuer's subsidiary or dependent business association: ***Majority interest in the charter capital***

The issuer's share in the charter capital of the subsidiary or dependent business association*: 100%*
Share of the subsidiary (dependent business association) in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares held by the subsidiary or dependent business association: ***no fraction***

Association's basic activities: ***Purchase, storage and sales of oil products***
Association's significance for the issuer's activity: ***The issuer's oil products marketing***

Board of Directors: ***Not formed in compliance with constituent documents***

Individual executive body of the organization:
Name: ***Klinovsky Alexander Eduardovich***
Year of birth: ***1968***
Share in the issuer's charter capital: ***0.0015%***
Fraction of the issuer's ordinary shares: ***0.0017%***

5. Full name: ***Limited Liability Company "Investsibirstroy"***
Abbreviated name: ***LLC "Investsibirstroy"***
Location: ***Russian Federation, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut***

Ground for acknowledging the association to be the issuer's subsidiary or dependent business association: ***Majority interest in the charter capital***

The issuer's share in the charter capital of the subsidiary or dependent business association: **100%**
Share of the subsidiary (dependent business association) in the issuer's charter capital*:* ***no share***
Fraction of the issuer's ordinary shares held by the subsidiary or dependent business association: ***no fraction***

Association's basic activities: ***construction and maintenance of oil, gas and water trunk pipelines; housing and recreation facilities construction***
Association's significance for the issuer's activity: ***Boosts the issuer's construction potential***

Board of Directors: ***Not formed in compliance with the constituent documents***

Individual executive body of the organization:
Name: ***Barankov Vladislav Georgievich***
Year of birth: ***1953***
Share in the issuer's charter capital: ***0.022%***
Fraction of the issuer's ordinary shares: ***0.0261%***

6. Full name: ***Limited Liability Company "Kaliningradnefteprodukt"***
Abbreviated name: ***LLC "Kaliningradnefteprodukt"***
Location: ***Russian Fedeartion, Kaliningrad***
Ground for acknowledging the association to be the issuer's subsidiary or dependent business association: ***Majority interest in the charter capital***

The issuer's share in the charter capital of the subsidiary or dependent business association: ***100%***
Share of the subsidiary (dependent business association) in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares held by the subsidiary or dependent business association: ***no fraction***

Association's basic activities: ***Purchase, storage and sales of oil products***
Association's significance for the issuer's activity: ***the issuer's oil products marketing***

Board of Directors: ***Not formed in compliance with the constituent documents***

Individual executive body of the organization:
Name: ***Berdnikov Igor Vladimirovich***
Year of birth: ***1962***
Share in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares: ***no fraction***

7. Full name: ***Limited Liability Company "Surgutneftegasburenie"***
Abbreviated name: ***LLC "Surgutneftegasburenie"***
Location: ***Russian Federation, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut***
Ground for acknowledging the association to be the issuer's subsidiary or dependent business association: ***Majority interest in the charter capital***

The issuer's share in the charter capital of the subsidiary or dependent business association: ***100%***
Share of the subsidiary (dependent business association) in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares held by the subsidiary or dependent business association: ***no fraction***

Association's basic activities: ***Construction of oil/gas development and injection wells***
Association's significance for the issuer's activity: ***Boosts the issuer's construction potential***

Board of Directors: ***Not formed in compliance with constituent documents***

The individual executive body of the organization:
Name: ***Loginovskaya Lyudmila Aleksandrovna***
Year of birth: ***1950***
Share in the issuer's charter capital: ***0.0058%***
Fraction of the issuer's ordinary shares: ***0.007%***

8. Full name: ***Limited Liability Company "Oil Refining and Petrochemical Enterprises Design Institute"***
Abbreviated name: ***LLC "LENGIPRONEFTEKHIM"***
Location: ***Russia, Saint Petersburg***
Ground for acknowledging the association to be the issuer's subsidiary or dependent business association: ***Majority interest in the charter capital***

The issuer's share in the charter capital of the subsidiary or dependent business association: ***100%***
Share of the subsidiary (dependent business association) in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares held by the subsidiary or dependent business association: ***no fraction***

Association's basic activities: ***structuring engineering, including process design of structures and facilities for fuel, raw material and primary processing industries***
Association's significance for the issuer's activity: ***Developing projects for the enterprises of OJSC "Surgutneftegas" group***
Board of Directors: ***Not formed in compliance with the constituent documents***

Individual executive body of the organization:
Name: ***Fomin Alexander Stepanovich***
Year of birth: ***1941***
Share in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares: ***no fraction***

9. Full name: ***Limited Liability Company "KIRISHIAVTOSERVIS"***
Abbreviated name: ***LLC "KIRISHIAVTOSERVIS"***
Location: ***Russian Federation, Saint Petersburg***
Ground for acknowledging the association to be the issuer's subsidiary or dependent business association: ***Majority interest in the charter capital***

The issuer's share in the charter capital of the subsidiary or dependent business association: ***100%***
Share of the subsidiary (dependent business association) in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares held by the subsidiary or dependent business association: ***no fraction***

Association's basic activities: ***Purchase, storage and sales of oil products***
Association's significance for the issuer's activity: ***The issuer's oil products marketing***

Board of Directors: ***Not formed in compliance with the constituent documents***

Individual executive body of the organization:
Name: ***Farbman Valeriy Evseevich***
Year of birth: ***1945***
Share in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares: ***no fraction***

10. Full name: ***Limited Liability Company "Kondaneft"***
Abbreviated name: ***LLC "Kondaneft"***
Location: ***Russian Federation, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug-Yugra, Surgut, pr.Naberezhny, 22***
Ground for acknowledging the association to be the issuer's subsidiary or dependent business association: ***Majority interest in the charter capital***

The issuer's share in the charter capital of the subsidiary or dependent business association: ***100%***
Share of the subsidiary (dependent business association) in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares held by the subsidiary or dependent business association: ***no fraction***

Association's basic activities: ***construction of oil and gas production and injection wells***

Association's significance for the issuer's activity: ***Boosts the issuer's construction potential***

Board of Directors: ***Not formed in compliance with the constituent documents***

Individual executive body of the organization:
Name: ***Bykov Vitaly Veniaminovich***
Year of birth: ***1974***
Share in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares: ***no fraction***

11. Full name: ***Open Joint Stock Company "Sovkhoz "Chervishevsky"***
Abbreviated name: ***OJSC "Sovkhoz "Chervishevsky"***
Location: ***Russian Federation, Tyumenskaya Oblast, Tyumensky District, s. Chervishevo***
Ground for acknowledging the association to be the issuer's subsidiary or dependent business association: ***Majority interest in the charter capital***

The issuer's share in the charter capital of the subsidiary or dependent business association: ***99.9994%***
Fraction of the subsidiary or dependent business association's ordinary shares held by issuer: ***99.9994%***
Share of the subsidiary (dependent business association) in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares held by the subsidiary or dependent business association: ***no fraction***

Association's basic activities: ***grain and vegetables growing; dairy, flour, feed-concentrates, bakery products, pastry, pasta, sausage goods, fruit jam production; meat supply; cattle keeping; woodwork***
Association's significance for the issuer's activity: ***Supplying the issuer's workforce with products of agricultural industry***

Chairman of the Board of Directors of the organization:
Name: ***Tatarchuk Valery Grigorievich***
Year of Birth: ***1953***
Share in the issuer's charter capital: ***0.0052%***
Fraction of the issuer's ordinary shares: ***0.0058%***

Members of the Board of Directors:
Name: ***Anisimov Konstantin Gennadyevich***
Year of birth: ***1966***
Share in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares: ***no fraction***

Name: ***Sidorov Arkady Nikolaevich***
Year of birth: ***1967***
Share in the issuer's charter capital: ***no share***

Fraction of the issuer's ordinary shares: ***no fraction***

Name: ***Panasevich Vladimir Pavlovich***
Year of birth: ***1959***
Share in the issuer's charter capital: ***0.0004%***
Fraction of the issuer's ordinary shares: ***0.0002%***

Name: ***Kurochkin Viktor Vasilyevich***
Year of birth: ***1966***
Share in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares: ***no fraction***

Individual executive body of the organization:
Name: ***Grigoryev Sergei Ivanovich***
Year of birth: ***1956***
Share in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares: ***no fraction***

12. Full name: ***Limited Liability Company "Strakhovoye Obshchestvo "Surgutneftegas"***
Abbreviated name: ***LLC "Strakhovoye Obshchestvo "Surgutneftegas"***
Location: ***Russian Federation, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut***
Ground for acknowledging the association to be the issuer's subsidiary or dependent business association: ***Majority interest in the charter capital***

The issuer's share in the charter capital of the subsidiary or dependent business association: ***99.97%***
Share of the subsidiary (dependent business association) in the issuer's charter capital: ***0.0051%***
Fraction of the issuer's ordinary shares held by the subsidiary or dependent business association: ***0.0062%***

Association's basic activities: ***providing various types of insurance***
Association's significance for the issuer's activity: ***Insuring the issuer's assets***

Board of Directors: ***Not formed in compliance with the constituent documents***

Individual executive body of the organization:
Name: ***Uryupin Vyacheslav Alekseevich***
Year of birth: ***1959***
Share in the issuer's charter capital: ***0.0019%***
Fraction of the issuer's ordinary shares: ***0.0009%***

13. Full name: ***Limited Liability Company "Production Association "Kirishinefteorgsintez"***
Abbreviated name: ***LLC "KINEF"***
Location: ***Russian Federation, Leningradskaya Oblast, Kirishi***

Ground for acknowledging the association to be the issuer's subsidiary or dependent business association: ***Majority interest in the charter capital***

The issuer's share in the charter capital of the subsidiary or dependent business association: ***99.9904%***
Share of the subsidiary (dependent business association) in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares held by subsidiary or dependent business association: ***no fraction***

Association's basic activities: ***Oilstock refining, manufacturing and marketing of oil products (automobile gasoline, diesel fuel and fuel oil, petroleum asphalt, aromatic hydrocarbons and other products of refining and petrochemistry)***
Association's significance for the issuer's activity: ***Refining of oil supplied by the issuer***

Board of Directors: ***Not formed in compliance with the constituent documents***

The individual executive body of the organization:
Name: ***Somov Vadim Evseevich***
Year of birth: ***1951***
Share in the issuer's charter capital: ***0.0063%***
Fraction of the issuer's ordinary shares: ***0.0075%***

14. Full name: ***Limited Liability Company "Neft-Konsalting"***
Abbreviated name: ***LLC "Neft-Konsalting"***
Location: ***Russian Federation, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut***
Ground for acknowledging the association to be the issuer's subsidiary or dependent business association: ***Majority interest in the charter capital***

The issuer's share in the charter capital of the subsidiary or dependent business association: ***95%***
Share of the subsidiary (dependent business association) in the issuer's charter capital: ***0.0083%***
Fraction of the issuer's ordinary shares held by the subsidiary or dependent business association: ***0.0013%***

Association's basic activities: ***Brokerage activity; dealer activity; administration of securities; securities trading consultation services***
Association's significance for the issuer's activity: ***Developing the region's securities market infrastructure; profit earning***

Board of Directors: ***Not formed in compliance with the constituent documents***

Individual executive body of the organization:
Name: ***Khasanov Ravil Rashitovich***
Year of birth: ***1953***

Share in the issuer's charter capital: ***0.0026%***
Fraction of the issuer's ordinary shares: ***0.0001%***

15. Full name: ***Limited Liability Company "Leasing Production"***
Abbreviated name: ***LLC "Leasing Production"***
Location: ***Russian Federation, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug - Yugra, Surgut***
Ground for acknowledging the association to be the issuer's subsidiary or dependent business association: ***Majority interest in the charter capital***

The issuer's share in the charter capital of the subsidiary or dependent business association: ***93.0917%***
Share of the subsidiary (dependent business association) in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares held by subsidiary or dependent business association: ***no fraction***

Association's basic activities: ***Intermediary, marketing, and advisory activity***
Association's significance for the issuer's activity: ***Profit earning***

Board of Directors: ***Not formed in compliance with the constituent documents***

Individual executive body of the organization:
Name: ***Ashikhmin Vladimir Petrovich***
Year of birth: ***1954***
Share in The issuer's charter capital: ***0.0104%***
Fraction of The issuer's ordinary shares: ***0.0126%***

16. Full name: ***Closed Joint Stock Company "Surgutneftegasbank"***
Abbreviated name: ***CJSC "SNGB"***
Location: ***Russian Federation, Khanty-Mansiysky Autonomous Okrug, Surgut***
Ground for acknowledging the association to be the issuer's subsidiary or dependent business association: ***Majority interest in the charter capital***

The issuer's share in the charter capital of the subsidiary or dependent business association: ***91.591%***
Fraction of the subsidiary or dependent business association's ordinary shares held by the issuer: ***93.4382%***
Share of the subsidiary (dependent business association) in the issuer's charter capital: ***no share***
Fraction of The issuer's ordinary shares held by subsidiary or dependent business association: ***no fraction***

Association's basic activities: ***banking***
Association's significance for the issuer's activity: ***Settlement operations, cash payments and other banking activities for the enterprises of OJSC "Surgutneftegas" group***

Chairman of the Board of Directors of the organization:
Name: ***Bogdanov Vladimir Leonidovich***
Year of birth: ***1951***
Share in the issuer's charter capital: ***0.3028%***
Fraction of the issuer's ordinary shares: ***0.3673%***

Members of the Board of Directors:
Name: ***Ashikhmin Vladimir Petrovich***
Year of birth: ***1954***
Share in the issuer's charter capital: ***0.0104%***
Fraction of the issuer's ordinary shares: ***0.0126%***

Name: ***Barankov Vladislav Georgievich***
Year of birth: ***1953***
Share in the issuer's charter capital: ***0.022%***
Fraction of the issuer's ordinary shares: ***0.0261%***

Name: ***Burtsev Gennady Alekseevich***
Year of birth: ***1951***
Share in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares: ***no fraction***

Name: ***Vazhenin Yury Ivanovich***
Year of birth: ***1954***
Share in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares: ***no fraction***

Name: ***Fedorov Sergei Anatolyevich***
Year of birth: ***1956***
Share in the issuer's charter capital: ***0.0005%***
Fraction of the issuer's ordinary shares: ***0.0001%***

Name: ***Uryupin Vyacheslav Alekseevich***
Year of birth: ***1959***
Share in the issuer's charter capital: ***0.0019%***
Fraction of the issuer's ordinary shares: ***0.0009%***

Chairperson of the managing board of the organization:
Name: ***Nepomnyashchikh Evgeniya Viktorovna***
Year of birth: ***1946***
Share in the issuer's charter capital: ***0.0025%***
Fraction of the issuer's ordinary shares: ***0.003%***

Members of the managing board of the organization:
Name: ***Zakharova Nina Aleksandrovna***
Year of birth: ***1946***
Share in the issuer's charter capital: ***0.0041%***
Fraction of the issuer's ordinary shares: ***0.005%***

Name: ***Zinovyeva Galina Nikolaevna***
Year of birth: ***1949***
Share in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares: ***no fraction***

Name: ***Korol Andrei Vitalievich***
Year of birth: ***1973***
Share in the issuer's charter capital: ***0.0003%***
Fraction of the issuer's ordinary shares: ***0.0003%***

Name: ***Moiseev Alexander Vasilyevich***
Year of birth: ***1952***
Share in the issuer's charter capital: ***0.0014%***
Fraction of the issuer's ordinary shares: ***0.0014%***

Name: ***Pastukhova Galina Afanasievna***
Year of birth: ***1946***
Share in the issuer's charter capital: ***0.0001%***
Fraction of the issuer's ordinary shares: ***0.0001%***

Name: ***Pospelova Natalia Evgenyevna***
Year of birth: ***1959***
Share in the issuer's charter capital: ***0.0028%***
Fraction of the issuer's ordinary shares: ***0.0033%***

17. Full name: ***Limited Liability Company "Invest-Zashchita"***
Abbreviated name: ***LLC "Invest-Zashchita"***
Location: ***Russian Federation, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut***
Ground for acknowledging the association to be the issuer's subsidiary or dependent business association: ***Majority interest in the charter capital***

The issuer's share in the charter capital of the subsidiary or dependent business association: ***87.25%***
Share of the subsidiary (dependent business association) in the issuer's charter capital: ***0.0912%***
Fraction of the issuer's ordinary shares held by subsidiary or dependent business association: ***no fraction***

Association's basic activities: ***Brokerage activity; dealer activity; administration of securities; securities trading consultation services***
Association's significance for the issuer's activity: ***Assistance in ensuring the rights of the issuer's shareholders***

Board of Directors: ***Not formed in compliance with the constituent documents***

Individual executive body of the organization:
Name: ***Piskunov Alexander Vladimirovich***

Year of birth: ***1963***
Share in the issuer's charter capital: ***0.0001%***
Fraction of the issuer's ordinary shares: ***no fraction***

18. Full name: ***Limited Liability Company "Central Surgut Depositary"***
Abbreviated name: ***LLC "Central Surgut Depositary"***
Location: ***Russian Federation, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut***
Ground for acknowledging the association to be the issuer's subsidiary or dependent business association: ***Majority interest in the charter capital***

The issuer's share in the charter capital of the subsidiary or dependent business association: ***63.233%***
Share of the subsidiary (dependent business association) in the issuer's charter capital: ***0.0378%***
Fraction of the issuer's ordinary shares held by the subsidiary or dependent business association: ***0.0446%***

Association's basic activities: ***Depositary activity***
Association's significance for the issuer's activity: ***Developing the region's securities market infrastructure***

Board of Directors: ***Not formed in compliance with the constituent documents***

Individual executive body of the organization:
Name: ***Yusubov Ikram Ilias-ogly***
Year of birth: ***1967***
Share in the issuer's charter capital: ***0.0000%***
Fraction of the issuer's ordinary shares: ***0.0000%***

19. Full name: ***Open Joint Stock Company "Surgutpolimer"***
Abbreviated name: ***OJSC "Surgutpolimer"***
Location: ***Russian Federation, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgutsky District, SGPZ***
Ground for acknowledging the association to be the issuer's subsidiary or a dependent business association: ***Interest in the charter capital***

The issuer's share in the charter capital of the subsidiary or dependent business association: ***30%***
Fraction of the subsidiary or dependent business association's ordinary shares held by the issuer: ***30%***
Share of the subsidiary (dependent business association) in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares held by subsidiary or dependent business association: ***no share***

Association's basic activities: ***Being dissolved***
Association's significance for the issuer's activity: ***Being dissolved***

Board of Directors: ***Not formed in compliance with the constituent documents***

Individual executive body of the organization: ***Non existent. The profit-making organization is being dissolved***

3.6. Constitution, structure, and cost of the issuer's fixed assets; information on plans to purchase, replace, and dispose of fixed assets, as well as on all facts of encumbrance of the issuer's fixed assets.

3.6.1. Fixed assets

As of 30.09.2005

RUR '000

Name of fixed assets group	Historical (replacement) cost	Accumulated depreciation
Land and objects of environmental management	*11,710*	-
Buildings and structures	*640,391,215*	*410,634,517*
Machinery and equipment, Transport vehicles	*168,235,455*	*113,633,403*
Perennial growing stock	*15,842*	-
Other types of fixed assets	*1,973,302*	*1,191,148*
Total:	*810,627,524*	*525,459,068*

No.	Name of fixed assets group	Full value prior to reappraisal	Residual (net of depreciation) value prior to reappraisal	Date of reappraisal	Full value after reappraisal	Residual (net of depreciation) value after reappraisal
1	Land and objects of environmental management	*13,954*	*13,954*	*as of 01.01.2005*	*13,954*	*13,954*
2	Buildings	*43,363,586*	*30,329,523*		*44,354,499*	*31,095,480*
3	Structures	*498,389,735*	*166,828,060*		*577,746,588*	*203,459,819*
4	Machinery and equipment	*122,680,279*	*44,687,029*		*142,747,117*	*54,572,692*
5	Transport vehicles	*18,249,931*	*7,614,786*		*20,839,729*	*10,753,394*
6	Production and economic fittings	*1,591,726*	*592,384*		*1,706,502*	*700,827*
7	Perennial growing stock	*15,774*	*15,774*		*15,842*	*15,842*
8	Other types of fixed assets	*73,009*	*54,976*		*80,959*	*61,043*
	Total:	*684,377,994*	*250,136,486*		*787,505,190*	*300,673,051*

The method of reappraisal of fixed assets: ***The reappraisal of fixed assets was based on the market value of the corresponding fixed assets.***

Data on plans to purchase, replace, and dispose of fixed assets, the value of which constitutes 10 and more per cent of the value of the company's fixed assets, and other fixed assets: ***As of the last day of the reporting quarter, there are no plans to purchase, replace, and dispose of fixed assets, the value of which constitutes 10 and more per cent of the value of the company's fixed assets.***

Data on all facts of encumbrance of the Company's fixed assets: ***There are no encumbered fixed assets.***

4. Data on the issuer's financial and economic activities.

4.1. Results of the issuer's financial and economic activities.

4.1.1. Profit and loss

Figures demonstrating the Company's profits and losses for the period under review have been calculated "as of the last date of the quarter under review", i.e. as far as "Profit and Loss Account" is concerned, the figures have been calculated via a progressive total.

The figures behavior in the period under review is analyzed in correlation with the same period of the previous financial year.

Item	9 months of 2004	9 months of 2005
Earnings, RUR '000	*210,908,630*	*319,630,108*
Gross profit, RUR '000	*92,784,425*	*126,570,532*
Retained profit, RUR '000	*59,002,289*	*87,113,674*
Return on equity, %	*9.71*	*11.90*
Return on assets, %	*9.25*	*11.28*
Net profit ratio, %	*27.98*	*27.25*
Profitability of products (sales), %	*38.22*	*34.35*
Turnover of capital	*0.35*	*0.44*
Uncovered loss as of the reporting date, RUR '000	*0.00*	*0.00*
Uncovered loss as of the reporting date to the balance sheet currency ratio	*0.00*	*0.00*

The figures demonstrating the Company's profitability level are high.

Sales proceeds for 9 months of 2005 (net of VAT, excise duties and similar compulsory payments) amounted to RUR 319,630,108 thousand, a 52% increase over the same period of the previous year; gross profit increased by RUR 33,786,107 thousand (+36%).

Profitability of products (sales) is high. There was a decrease in profitability of products as compared with the same period of the previous year. That was caused by higher material costs (higher tariffs and prices for material resources, fuel and electricity), depreciation and mining tax deductions (a progressive scale).

During the period under review, the positive trend in return on assets and equity capital was bolstered by higher profit.

4.1.2. Factors which caused a change in the issuer's proceeds from sale of goods, products, works and services as well as in the issuer's operating profit (loss).

Main factors which caused changes in the issuer's sales proceeds in the reporting period as compared with the corresponding period of the previous year are as follows:
- better oil and oil products markets environment (the Company's oil prices rose by 52.7% in the domestic market and 33.1% in foreign markets; oil products prices, by 30.6% and 57.2% correspondingly);
- larger volumes of oil supplies – a 7.0% increase, including an 8.5% increase of export supplies; larger volumes of oil products supplies – a 21.8% increase, including a 23.8% increase of export supplies and a 14.7% increase of supplies to the domestic market.

4.2. The issuer's liquidity position, the adequacy of current assets and capital.

Figures demonstrating the Company's liquidity position in the period under review were calculated "as of the end date of the reporting quarter".
The figures behavior in the period under review is analyzed in correlation with the same period of the previous financial year.

Item	As of 30.09.2004	As of 30.09.2005
Own circulating assets, RUR '000	*194,277,311*	*295,840,659*
Index number of permanent asset	*0.68*	*0.60*
Current liquidity ratio	*8.11*	*10.05*
Quick liquidity ratio	*7.45*	*9.48*
Proprietary funds autonomy ratio	*0.95*	*0.95*

The Company's own circulating assets increased by 52% as compared with the previous reporting period. That was caused by high-margin activities and the need to accumulate financial resources required to implement the Company's 2006-2010 investment projects.
The increase in own circulating assets made quite an impact on all figures demonstrating the Company's financial solvency. The current liquidity ratio grew by 24%; quick liquidity ratio, by 27%.
The figures above show that the Company is enjoying a high level of financial solvency. The figures demonstrating liquidity of the Company's balance sheet are many times higher than the required level. The Company's funds are sufficient to fully meet all its obligations through its liquid assets. The Company is financially independent and has sufficient resources to implement its upgrade program and to acquire new assets at its own expense.

4.3. Size and structure of the issuer's capital and current assets.

4.3.1. Size and structure of the issuer's capital and current assets.

RUR '000

Item	As of 30.09.2005
Charter capital (according to the Company's Charter)	*43,427,993*
Own shares bought back from shareholders	-
Reserve capital	*6,514,198*
Added capital	*421,325,815*
Retained profit	*256,238,457*
Total capital	*727,506,463*

RUR '000

Item	As of 30.09.2005
Stock	*16,586,915*
VAT on acquired valuables	*2,358,277*
Accounts receivable	*56,895,536*
Short-term financial investments	*77,134,665*
Cash	*887,013*
Other current assets	*184,071,833*
Total current assets	*337,934,239*

The Company's current assets are financed by proprietary resources.

The Company has no plans to change its current assets financing policy.

4.3.2. The issuer's financial investments.

As of September 30, 2005, the Company had no financial investments constituting 10 and more per cent of its total financial investments.

The Company records its financial investments in accordance with PBU 19/02 "Financial Investments Recognition" enacted by Order No. 126n, dated December 10, 2002, of the Ministry of Finance of the Russian Federation.

4.3.3. The issuer's intangible assets.

As of September 30, 2005

RUR '000

Intangible assets group name:	Historical (replacement) cost	Accumulated depreciation
Total	*347,825*	*193,106*
Including: **computer programs, software held by possessor of right**	*347,825*	*193,106*

The Company records its intangible assets in accordance with PBU 14/2000 "Intangible Assets Recognition" enacted by Order No. 91n, dated October 16, 2000, of the Ministry of Finance of the Russian Federation.

4.4. Data on the issuer's philosophy and expenditures for scientific-and-technological development, advanced designs, research work, as well as in relation to licenses and patents.

OJSC "Surgutneftegas" research and development (R&D) activity.

In 3Q2005, research engineers at the Company's R&D Institute "SurgutNIPIneft" were carrying out 57 research projects, third-party contractors completed another 47 projects.

As part of these projects, the Company's engineers were drawing up field development plans, creating geologic and mathematical models of producing fields, conducting production tests on exploratory and development wells, studying core samples and reservoir fluids.

Experimental field operations included introduction of drilling mud, cements, insulating compositions and well killing fluids developed by the Company's experts, as well as simulation of in-situ combustion processes.

Methods of economic assessment of project designs were enhanced on a constant basis with economic environment and tax law taken into account.

Much work was under way on the method, software, and administrative support for the integrated geological-geophysical and production data bank, on the preparation of long-term formation stimulation plans, on the economic-feasibility study for a higher productive rate due to various methods, on the streamlining of fields design and development strategies on the basis of mathematical models of fluid flow, which take into consideration all the known features of formation geological structures, production methods, and development system implementation.

The economic effect of the R&D projects to be completed by the Institute in 2005 apart from reservoir engineering is expected to amount to RUR 89 mn.

Technical upgrading of core activities; new equipment and technology testing.

Mastering new operating procedures, advanced forms of production and equipment.

Initially, the 3Q2005 plan to master new operating procedures, advanced forms of production and equipment called for 129 new equipment and technologies commissioning projects, later the plan was extended to include 6 more projects and 7 projects were excluded. Thus, there were 128 projects completed.

Key highly efficient projects include:

- *application of ODI's wear-resistant electric-centrifugal pumps;*
- *implementation of Heater-Treater-type three-phase units;*
- *well recovery through side-tracking operations;*
- *commissioning of gas turbine power plants;*
- *application of acidic liquids lubrication while development and testing wells;*
- *wells construction with the application of biopolymer drilling mud.*

42 out of the Company's structural units were participating in the undertakings to master new operating procedures, advanced forms of production and equipment.

New equipment and technologies testing.

Initially, the 2005 plan to carry out pilot projects calling for the testing of new equipment and technologies included 66 projects, later one more undertaking was included and one more undertaking was suspended due to inexpediency of further tests.

In the 3rd quarter, the Company completed 7 projects.

Import substitution

In order to replace imported equipment, spare parts and consumables with their Russian equivalents, the Company has planned to have 864 items of the nomenclature list manufactured domestically in 2005, which will translate into savings of RUR 516,606 thousand.

In the 3rd quarter of 2005, as many as 394 items of equipment were manufactured domestically, including 54 items manufactured off-schedule, which allowed the Company to save RUR 73,863.01 thousand.

The Company's rationalization and invention activities and acquisition of patents.

During the first 9 months of 2005, the Company executed and sent 35 applications to Rospatent's Federal Institute of Industrial Property, including 5 applications for invention, 6 applications for utility models, 22 applications for software and 2 applications for databases.

The Company obtained 24 documents of title, including those sent earlier, which included 23 official registration certificates for software and databases and 1 patent for a utility model.

Above that, the Company was granted 3 resolutions to issue patents (1 for an invention, 2 for utility models).

Currently Rospatent is considering 24 applications, including 8 applications for inventions, 4 applications for utility models, 1 application for a production prototype, 10 applications for official registration of software, 1 application for a database.

The balance-sheet value of the Company's intangible assets as of 30.09.2005 totaled RUR 154.7 mn.

4.5. Oil industry trend analysis.

OJSC "Surgutneftegas" is one of the fastest growing oil and gas producers in Russia. In 2004, the Company accounted for about 13% of overall Russian oil production and some 2.3% of the country's gas production. In 2004, the Company boosted oil production by over 10%, which is higher than the industry's average.

In 3Q2005, the Company produced 16.3 mn tons of oil, a 7% increase as compared to 3Q2004. Gas production reached 3.2 bcm which is 5% less as compared to the indicator of the previous reporting period. The Gas Processing Division received 791 mn cubic meters of gas which is 16% less than in 3Q2004. The Company drilled 811.7 thousand meters against 796.2 thousand meters drilled in July and August 2004, including 34.1 thousand meters of exploratory drilling in the reporting period of 2005. In the reporting period of 2005, the Company commissioned 302 new wells, 11% up from 3Q2004.

The Company's servicing divisions engaged in the development and application of new oil production and field development technologies contribute to its growth and efficiency. Not only does their potential being realized to the Company's benefit help optimize costs of development and exploratory wells construction and innovative EOR technologies employment, but it also ensures large-scale production activities. In 2004, the Company accounted for some 36% and 40% of the total development and exploratory drilling in Russia, respectively, and by applying innovative technology at both new and mature fields on a large scale, the Company boasts one of the highest well stock efficiency ratios in the industry.

The Company's refinery produces a wide range of petroleum products, most of which are up to the international quality standards. Its trademark, KINEF, is well known in more than 50 countries worldwide. As a result of horizontal diversification, the Izoflex plant, a structural unit of KINEF Ltd., started to produce waterproof bituminous and polymeric roofing. The Company's unique and unparalleled complex involved in the production of LAB-LABS, the base for synthetic detergents, has been a success: its products are in great demand both on the domestic and international markets. In 2004, the Company accounted for more than 8% of the initial oil refining in the country.

The Company's leadership in a number of business areas is based on several key factors that ensure its stable growth in the long term.

Since the global market for oil and oil products is quite active, and the export capacity of Russian transportation systems as well as the consumer demand at the domestic market are limited, the Company's key competitors in terms of production are oil majors, which produce and market oil and petroleum products in Russia.

The Company supplies oil and petroleum products to a number of export markets, with European countries and the CIS being the most important destinations.

The Volga Federal District, the Northwest Federal District, the Central Federal District and the Far East Federal District are the key domestic markets for the Company's products.

Oil production by major competitors being the largest Russian companies.

Company	Country of incorporation	Oil production, thousand tons					Share in Russian production, %				
		2000	2001	2002	2003	2004	2000	2001	2002	2003	2004
LUKOIL	Russia	62,178	62,916	75,474	78,870	84,103	19%	18%	20%	19%	18%
YUKOS	Russia	49,547	58,113	69,387	80,747	85,679	15%	17%	18%	19%	19%
SURGUTNEFTEGAS	**Russia**	**40,621**	**44,028**	**49,208**	**54,025**	**59,620**	**13%**	**13%**	**13%**	**13%**	**13%**
TNK	Russia	30,842	40,607	37,501	42,961	49,490	10%	12%	10%	10%	11%
SIBNEFT	Russia	17,199	20,593	26,327	31,394	33,985	5%	6%	7%	7%	7%
ROSNEFT	Russia	13,473	14,942	16,112	19,568	21,600	4%	4%	4%	5%	5%
SLAVNEFT	Russia	12,497	14,928	14,700	18,097	22,009	4%	4%	4%	4%	5%
SIDANKO	Russia	10,689	9,135	16,263	18,618	20,775	3%	3%	4%	4%	5%
BASHNEFT	Russia	11,941	11,864	12,015	12,046	12,032	4%	3%	3%	3%	3%
TATNEFT	Russia	24,337	24,612	24,612	24,669	25,100	8%	7%	6%	6%	5%
Oil majors, total		**273,323**	**301,736**	**341,599**	**380,995**	**414,391**	**85%**	**87%**	**90%**	**90%**	**90%**
Russian production		**323,224**	**348,067**	**379,628**	**421,347**	**458,808**	**100%**	**100%**	**100%**	**100%**	**100%**

Gas production by major competitors bring the largest Russian companies.

Company	Country of incorporation	Gas production, mn. cub. meters					Share in Russian production, %				
		2000	2001	2002	2003	2004	2000	2001	2002	2003	2004
LUKOIL	Russia	3,602	3,722	4,276	4,699	5,015	1%	1%	1%	1%	1%
YUKOS	Russia	1,583	1,707	2,392	3,448	3,426	0%	0%	0%	1%	1%
SURGUTNEFTEGAS	**Russia**	**11,144**	**11,103**	**13,304**	**13,883**	**14,325**	**2%**	**2%**	**2%**	**2%**	**2%**
TNK	Russia	2,901	4,692	3,640	4,974	5,859	0%	1%	1%	1%	1%
SIBNEFT	Russia	1,428	1,639	1,402	1,986	1,955	0%	0%	0%	0%	0%
ROSNEFT	Russia	5,628	6,131	6,460	7,018	9,377	1%	1%	1%	1%	1%
SLAVNEFT	Russia	719	1,390	559	823	918	0%	0%	0%	0%	0%
SIDANKO	Russia	1,305	715	1,130	1,844	2,146	0%	0%	0%	0%	0%
BASHNEFT	Russia	391	374	366	369	361	0%	0%	0%	0%	0%
TATNEFT	Russia	749	753	718	728	736	0%	0%	0%	0%	0%
Oil majors, total		**29,450**	**32,224**	**34,246**	**39,770**	**44,118**	**5%**	**6%**	**6%**	**6%**	**7%**
Russian production		**584,186**	**581,509**	**595,373**	**620,325**	**633,954**	**100%**	**100%**	**100%**	**100%**	**100%**

Initial crude oil processing by major competitors being the largest Russian companies.

Company	Country of incorporation	Initial processing, thousand tons					Share in Russian production, %				
		2000	2001	2002	2003	2004	2000	2001	2002	2003	2004
LUKOIL	Russia	23,176	22,730	33,941	34,271	35,503	13%	13%	18%	18%	18%
YUKOS	Russia	23,056	16,543	30,924	30,949	31,862	13%	9%	17%	16%	16%
SURGUTNEFTEGAS	**Russia**	15,967	15,868	14,812	15,296	15,487	9%	9%	8%	8%	8%
TNK	Russia	22,466	11,801	15,519	15,749	16,114	13%	7%	8%	8%	8%
SIBNEFT	Russia	12,555	13,258	13,264	13,832	14,308	7%	7%	7%	7%	7%
ROSNEFT	Russia	8,381	7,753	8,404	9,638	9,448	5%	4%	5%	5%	5%
SLAVNEFT	Russia	10,826	11,476	11,833	11,739	12,432	6%	6%	6%	6%	6%
SIDANKO	Russia	3,671	13,542	4,636	4,642	5,515	2%	8%	3%	2%	3%
TATNEFT	Russia	0	5,915	5,347	6,326	6,656	0%	3%	3%	3%	3%
Oil majors, total		120,098	118,886	138,679	142,442	147,722	69%	67%	75%	75%	76%
Russian production		174,604	178,362	184,961	189,478	194,959	100%	100%	100%	100%	100%

Key competitive strengths of the Company.

The Company's key competitive strengths include:

- a sound resource base in the largest oil and gas region of the Russian Federation:

the Company's resource base in Western Siberia, an oil and gas producing region with advanced infrastructure, is a reliable source of the economic growth and steady income in the years to come;

- the ready availability of current equipment and oil production technologies:

advanced equipment and technologies allow the Company to enjoy a profitable development of complex hydrocarbon accumulations and keep its

costs competitively low and to maintain the highest oil recovery ratio in the industry;
- the Company's own service divisions:
own service divisions enable the Company to work efficiently while entering new regions and controlling capital and operating expenses in the production sector;
- an advantageous location of the Company's refinery in the city of Kirishi, Leningradskaya Oblast:
a close proximity to the seaports boosts the efficiency of exports and makes it possible to expand the output of top quality products, which are in demand on the global market;
- the availability of a complete production cycle to utilize and process associated petroleum gas and sell finished products:
the Company's expertise in gas production and processing provides for a cost effective gas resources utilization and offers the opportunity to expand its activities in the gas and electric power industries;
- the availability of substantial financial reserves:
substantial financial reserves and dynamic growth of the Company's capitalization make it possible to finance and implement large-scale investment projects.

5. Detailed data on persons being members of the issuer's management bodies, the issuer's agencies supervising its financial and economic activities, and summary on its staff (employees).

5.1. Data on structure and competence of the issuer's management bodies.

The general shareholders' meeting is the supreme management body of the Company.

The Board of Directors carries out the general management of the Company's activities and has the right to make decisions on any matters concerning the Company's activities but those, which are related to the competence of the general shareholders' meeting according to the Company's Charter. The members of the Board of Directors in the number determined by a resolution of the Company's general shareholders' meeting are elected by the annual shareholders' meeting in accordance with the order stipulated by the Company's Charter for a term lasting till the next annual general shareholders' meeting. The members of the Board of Directors can be re-elected an unlimited number of times.

Director General is the individual executive body of the Company and manages the Company's current activities in the order and within the limits of competence determined by the Company's Charter as well as in accordance with resolutions of the Board of Directors and the general shareholders' meeting. The Company's Board of Directors appoints Director General of the Company for a five-year period. At expiration of Director General's term of office, the Board of Directors can appoint this person for the same period an unlimited number of times.

Director General reports to the Board of Directors and the Company's general meeting of shareholders.

The powers of the Company's management bodies are determined by the Company's Charter.

The competence of the issuer's general shareholders' (participants') meeting, as determined by the Company's Charter (constituent documents):

The competence of the general shareholders' meeting includes the following issues, the resolutions on which are adopted if shareholders-owners of over 50% of the Company's voting shares, taking part in the general shareholders' meeting, have voted for it, except as otherwise provided by the Company's Charter:

1) to amend the Company's Charter or to approve the Company's Charter in a new wording excluding cases stipulated by the Federal Law "On Joint Stock Companies" and the Company's Charter;

2) to decrease the charter capital through reduction of par value of shares, acquisition of a portion of shares by the Company to reduce their total amount or to redeem partly paid-in shares and through redemption of shares acquired or bought back by the Company;

3) to approve the Company's annual reports and annual accounting statements, including profit and loss accounts of the Company and its profit and loss distribution;

4) to adopt a resolution to pay annual dividends, to approve the dividend size and the form of its payment on shares of each category (type). A resolution is adopted on the Board of Directors' recommendation. The annual dividend size can not exceed the size recommended by the Board of Directors;

5) to elect members to the Company's Auditing Commission and to terminate their powers ahead of schedule, to approve the Company's Auditing Commission Provisions;

6) to adopt resolutions to restructure the Company;

7) to adopt resolutions to liquidate the Company, to appoint the liquidation committee and approve interim and final liquidation balance sheets;

8) to determine the quantity of the Company's Board of Directors, to elect members to the Board of Directors and terminate their powers ahead of schedule;

9) to determine the amount of declared shares, their par value, their category (type) and rights granted by these shares;

10) to approve the Company's auditor;

11) the procedure of general shareholders' meeting;

12) to establish the counting committee;

13) to determine the procedure following which the Company provides information (materials) being subject to presentation to shareholders while preparing for the general shareholders' meeting, including choice of a press agency in case of announcement publication;

14) share split and share consolidation;

16) to adopt resolutions to approve large-scale deals by the Company, in accordance with Item 3 of Article 79 of the Federal Law "On Joint Stock Companies";
17) to increase the Company's charter capital through placement of additional ordinary shares through public subscription if the quantity of the ordinary shares to be additionally placed exceeds 25% of the ordinary shares previously placed;
18) to increase the Company's charter capital through placement of additional shares through private subscription;
19) to place through private subscription issuing securities convertible into shares. To place through public subscription convertible issuing securities which can be converted into ordinary shares exceeding 25% of the ordinary shares previously placed;
20) to increase the Company's charter capital through increase in par value of shares;
21) to pass a resolution to participate in holding companies, financial and industrial groups, associations and other unions of profit-making organizations;
22) to approve internal documents governing the activities of the Company's bodies;
23) other issues provided for by the law of the Russian Federation currently in force.

Issues falling within the competence of the general shareholders' meeting cannot be delegated to the Board of Directors and Director General of the Company.

The competence of the issuer's Board of Directors (Supervisory Board), as determined by its Charter (constituent documents):

The competence of the Board of Directors includes the following issues:

1) to submit issues stipulated by the Company's Charter to the general shareholders' meeting for adopting a resolution;
2) to recommend the size of dividends to be paid to shareholders and the procedure for dividend payment;
3) to determine priority areas of the Company's activity;
4) to convene the annual and extraordinary general shareholders' meetings of the Company;
5) to adopt the general shareholders' meeting agenda;
6) to fix the date for making up the list of persons having the right to participate in the general shareholders' meeting, the date, venue and time of the general shareholders' meeting, informing shareholders of holding the meeting, of the list of materials (information) to be presented to shareholders while preparing for the general shareholders' meeting, of the form and text of a ballot paper;
7) to preliminarily approve the Company's annual reports, balance sheets, profit and loss accounts;

8) to increase the Company's charter capital through placement by the Company:
- additional ordinary shares through public subscription within the quantity and the category (type) of declared shares if the quantity of the ordinary shares to be placed additionally amounts to 25% or less of the ordinary shares placed earlier by the Company;
- additional preferred shares through public subscription;
- additional shares at the expense of the Company's property;
9) to approve the report on the results of issue and purchase of the Company's shares by the Company;
10) to amend the Company's Charter because of the Company's charter capital increase resulting from a higher par value of shares;
11) to amend the Company's Charter because of the Company's charter capital increase resulting from the placement of additional shares;
12) the placement by the Company:
- bonds and other issuing securities convertible into shares if the mentioned bonds (other issuing securities) are placed through public subscription and can be converted into the Company's ordinary shares amounting to 25% or less of the ordinary shares earlier placed;
- bonds and other issuing securities if they are not convertible into the Company's shares under the subscription terms;
13) to determine the market value of the Company's property;
14) to purchase and buy back shares, bonds and other securities placed by the Company in cases stipulated by the Company's Charter;
15) to dispose of shares purchased and bought back by the Company and shares which came to the disposal of the Company due to the fact that buyers have not fulfilled their obligations to pay for them;
16) to elect the Chairman of the Board of Directors and the Deputy Chairman of the Board of Directors out of the members of the Board of Directors;
17) to appoint Director General of the Company, to determine the size of bonuses and compensations paid to him;
18) to recommend the size of bonuses and compensations paid to the members of the Company's Auditing Commission and to determine the amount of auditor's service payment;
19) to determine how the Company's reserve, purpose-oriented and other funds should be employed;
20) to approve the Company's internal documents excluding those internal documents which, in conformity with the Federal Law "On Joint Stock Companies", are approved by the general shareholders' meeting, and other internal documents of the Company which, according to the Compnay's Charter, are approved by Director General of the Company;
21) to establish branches and to open representative offices of the Company;
22) to amend the Company's Charter because of newly established branches and representative offices and their liquidation;

23) to adopt a resolution that the Company approve large-scale transactions, in accordance with the Federal Law "On Joint Stock Companies";

24) according to the Federal Law "On Joint Stock Companies", to adopt a resolution that the Company approve transactions in case the Company is an interested party in carrying out the transaction, excluding transactions carried out between the Company and Open Joint Stock Company "Neftyanaya Kompaniya "Surgutneftegas" (OJSC "NK "Surgutneftegas") in accordance with the order provided by the Company's Charter;

25) to adopt a resolution to sign an agreement to establish relations of the parent and subsidiary company between Open Joint Stock Company "Surgutneftegas" and Open Joint Stock Company "Neftyanaya Kompaniya "Surgutneftegas";

26) to approve the Company's registrar, to approve and to cancel an agreement with the Company's registrar;

27) other issues, as provided by the law of the Russian Federation.

The competence of the individual and collegiate executive bodies of the Issuer, as provided by its Charter (constituent documents):

The competence of Director General of the Company includes the following:

1. to implement resolutions of the general shareholders' meeting and of the Company's Board of Directors;

2. to issue orders, instructions, directions and other acts concerning the Company's activities, which are subject to compulsory following by all the Company's employees;

3. within the rights granted to him, to take all necessary actions to exercise legal powers to possess, use and dispose of the Company's property including signing contracts on acquisition and alienation of the Company's property; signing loan and credit agreements; besides, due to the fact that on the date of the general shareholders' meeting of the Company it is impossible to determine transactions being subject to carrying out to continue business relations between the Company and OJSC "NK "Surgutneftegas" in which Director General of the Company might be interested in the future, to establish that transactions of the said nature including agreements on borrowings as well as transactions on direct or indirect acquisition or alienation of property by the Company including shares up to the limit of 10% of the book value of Company's assets as of the date when the resolution on closing such transactions is adopted, can be carried out by Director General independently;

4. to act on behalf of the Company while having relationships with Russian or foreign legal and natural persons, to sign contracts and treaties at the territory of the Russian Federation and abroad, to carry out other transactions on behalf of the Company including signing contracts on acquisition of property, the cost of which amounts up to 25% of the book value of the Company's assets according to the Company's accounting statements as of the last reporting date, to employ the Company's reserve, purpose-oriented and other funds in compliance with the directions of the

Company's Board of Directors, to give letters of attorney to carry out transactions, to open settlement accounts and other accounts with banks and other organizations and institutions;

5. to deal with issues concerning investments in the development of enterprises and organizations;

6. to approve and change the Company's structure, to establish and terminate activities of the Company's structural units, to approve the provisions on the Company's structural units;

7. to approve the manning table, maintenance budget, amount and type of compensation of the Company's employees, Labor Internal Regulations and Duty Regulations for all categories of the Company's employees;

8. to employ, appoint, dismiss, and discharge the Company's employees, heads of structural units, to determine their salaries and bonuses, to take rewarding and punishment measures in regard of the Company's employees, to pass resolutions that they be brought to material account, to sign labor treaties (contracts) with the employees on behalf of the Company;

9. to deal with issues related to the social development of the Company and its subsidiaries;

10. on behalf of the Company, to pass resolutions to raise claims and take legal actions against legal and natural persons both in the Russian Federation and abroad, as determined by the legislation.

Director General of the Company also has the right to pass any resolution concerning management of current activities of the Company and its subsidiaries, which are not included in the competence of the general shareholders' meeting and the Company's Board of Directors. Director General passes independently all resolutions concerning issues falling within his competence.

For a period of his absence and under any other circumstances, Director General has the right to appoint any of the Company's officials as acting Director General.

5.2 Information on persons being members of the issuer's management bodies.

Board of Directors (Supervisory Board).

Chairman:
Name: ***Usoltsev Alexander Viktorovich***
Date of birth: ***1938***
Education: ***Higher professional education***

Positions within last 5 years:
Period: -
Company: ***no***
Position: ***No position***

Share in the issuer's charter capital: ***0.0087%***

Share of the issuer's common stock: ***0.01%***
Shares in the issuer's subsidiaries/dependent business associations:
no shares

Nature of kinship (if any): ***No***

Members of the Board of Directors:

Name: ***Ananiev Sergei Alexeevich***
Date of birth: ***1959***
Education: ***Higher professional education***

Positions within last 5 years:
Period: ***2000 - present***
Company: ***Open Joint Stock Company "Surgutneftegas"***
Position: ***Head of oil and gas production division "Fedorovskneft"***

Share in the issuer's charter capital: ***0.0048%***
Share of the issuer's common stock: ***0.0054%***
Shares in the issuer's subsidiaries/dependent business associations:
no shares

Nature of kinship (if any): ***No***

Name: ***Bogdanov Vladimir Leonidovich***
Date of birth: ***1951***
Education: ***Higher professional education, Doctor of Economics***
Positions within last 5 years:
Period: ***2000 - present***
Company: ***Open Joint Stock Company "Surgutneftegas"***
Position: ***Director General***

Period: ***2000 – October 2003***
Company: ***Open Joint Stock Company "Neftyanaya Kompaniya "Surgutneftegas"***
Position: ***President***

Period: ***2000 – March 2004***
Company: ***Non-State Pension Fund "Surgutneftegas"***
Position: ***President of the Fund***

Share in the issuer's charter capital: ***0.3028%***
Share of the issuer's common stock: ***0.3673%***
Shares in the issuer's subsidiaries/dependent business associations:
no shares

Nature of kinship (if any): ***No***

Name: ***Bulanov Alexander Nikolaevich***
Date of birth: ***1959***
Education: ***Higher professional education***

Positions within last 5 years:
Period: ***2000 - present***
Company: ***Open Joint Stock Company "Surgutneftegas"***
Position: ***Head of oil and gas production division "Surgutneft"***

Share in the issuer's charter capital: ***0.0005%***
Share of the issuer's common stock: ***0.0002%***
Shares in the issuer's subsidiaries/subordinated companies:
no shares

Nature of kinship (if any): ***No***

Name: ***Gorbunov Igor Nikolaevich***
Date of birth: ***1967***
Education: ***Higher professional education***

Positions within last 5 years:
Period: ***2000 - 2002***
Company: ***Open Joint Stock Company "Surgutneftegas"***
Position: ***Head of central engineering and technological service of oil and gas production division "Bystrinskneft"***
Period: ***2002 - present***
Company: ***Open Joint Stock Company "Surgutneftegas"***
Position: ***Head of oil and gas production division "Bystrinskneft"***

Share in the issuer's charter capital: ***no share***
Share of the issuer's common stock: ***no share***
Shares in the issuer's subsidiaries/dependent business associations:
no shares

Nature of kinship (if any): ***No***

Name: ***Matveev Nikolai Ivanovich***
Date of birth: ***1942***
Education: ***Higher professional education***

Positions within last 5 years:
Period: ***2000 - present***
Company: ***Open Joint Stock Company "Surgutneftegas"***
Position: ***Chief engineer – First Deputy Director General***

Share in the issuer's charter capital: ***0.0105%***
Share of the issuer's common stock: ***0.0122%***
Shares in the issuer's subsidiaries/dependent business associations:

no shares

Nature of kinship (if any): ***No***

Name: ***Medvedev Nikolai Yakovlevich***
Date of birth: ***1943***
Education: ***Higher professional education, Doctor of Geologic-Mineralogic Sciences***

Positions within last 5 years:
Period: ***2000 - present***
Company: ***Open Joint Stock Company "Surgutneftegas"***
Position: ***Chief geologist – Deputy Director General***

Period: ***2000 – October 2003***
Company: ***Open Joint Stock Company "Neftyanaya Kompaniya "Surgutneftegas"***
Position: ***Chief geologist***

Share in the issuer's charter capital: ***0.035%***
Share of the issuer's common stock: ***0.0418%***
Shares in the issuer's subsidiaries/dependent business associations:
no shares

Nature of kinship (if any): ***No***

Name: ***Rezyapov Alexander Filippovich***
Date of birth: ***1952***
Education: ***Higher professional education***

Positions within last 5 years:
Period: ***2000 - 2001***
Company: ***Open Joint Stock Company "Surgutneftegas"***
Position: ***Deputy Director General on Capital Construction – Capital Construction Division Head***

Period: ***2001 - present***
Company: ***Open Joint Stock Company "Surgutneftegas"***
Position: ***Deputy Director General on Capital Construction***

Share in the issuer's charter capital: ***0.0206%***
Share of the issuer's common stock: ***0.024%***
Shares in the issuer's subsidiaries/dependent business associations:
no shares

Nature of kinship (if any): ***No***

Name: ***Usmanov Ildus Shagalievich***

Date of birth: ***1954***
Education: ***Higher professional education***
Positions within last 5 years:

Period: ***2000 - 2003***
Company: ***Open Joint Stock Company "Surgutneftegas"***
Position: ***Chief engineer of oil and gas production division "Nizhnesortymskneft"***

Period: ***2003 - present***
Company: ***Open Joint Stock Company "Surgutneftegas"***
Position: ***Head of oil and gas production division "Nizhnesortymskneft"***

Share in the issuer's charter capital: ***0.0018%***
Share of the issuer's common stock: ***0.0022%***
Shares in the issuer's subsidiaries/dependent business associations: ***no shares***

Nature of kinship (if any): ***No***

Executive body:
Single executive body:
Name: ***Bogdanov Vladimir Leonidovich***
Date of birth: ***1951***
Education: ***Higher professional education, Doctor of Economics***

Positions within last 5 years:
Period: ***2000 - present***
Company: ***Open Joint Stock Company "Surgutneftegas"***
Position: ***Director General***

Period: ***2000 – October 2003***
Company: ***Open Joint Stock Company "Neftyanaya Kompaniya "Surgutneftegas"***
Position: ***President***

Period: ***2000 – March 2004***
Company: ***Non-State Pension Fund "Surgutneftegas"***
Position: ***President of the Fund***

Share in the issuer's charter capital: ***0.3028%***
Share of the issuer's common stock: ***0.3673%***
Shares in the issuer's subsidiaries/dependent business associations: ***no shares***

Nature of kinship (if any): ***No***

5.3. Data on remuneration, incentives and/or compensation for expenses for each management body of the issuer.

Remuneration paid to members of the Company's Board of Directors for 2004 (RUR):
21,762,500

Total (RUR): ***21,762,500***

Remunerations for members of the Company's Board of Directors are paid in accordance with the Company's Charter.

5.4. Data on the structure and competence of agencies supervising The issuer's financial and economic activities.

The Company's Auditing Commission is established to supervise the Company's financial and economic activities. The Company's Auditing Commission consists of three members elected by the general shareholders' meeting out of shareholders or their proxies. Shares owned by members of the Board of Directors and the Company's Director General cannot vote to elect members of the Auditing Commission. The Auditing Commission passes resolutions either at its meetings or through polls by a majority of its members' vote, following the procedure established in the Statute on Auditing Commission. A member of the Auditing Commission cannot be a member of the Board of Directors; neither can she/he hold a post of the Company's Director General.

Once a financial year is over, the Auditing Commission conducts an annual audit (inspection) of the Company's activities. An unscheduled audit (inspection) is conducted by the Commission at any time on its own initiative, in compliance with a resolution adopted by the general shareholders' meeting, at a shareholder's (shareholders') request in writing, provided the shareholder (shareholders) own(s) an aggregate of at least 10% of the Company's voting shares or in accordance with a resolution passed by the Board of Directors. As requested by the Auditing Commission, persons holding posts in the Company's control authorities must timely provide the Auditing Commission with all necessary information and documents concerning the Company's financial and economic activities. On the basis of results of the Company's financial and economic activity audit, the Auditing Commission makes up an opinion.

The Auditing Commission is entitled to demand an extraordinary general shareholders' meeting be convened, following the procedure stipulated by the Company's Charter.

To have an annual fiscal accounting audited and confirmed, the Company annually hires a professional auditor who does not share any property interests with the Company or with its shareholders.

The general shareholders' meeting approves the Company's auditor. The auditor's service payment is determined by the Company's Board of Directors.

An audit of the Company's activity must be conducted at any time at a shareholder's (shareholders') request in writing, provided the shareholder (shareholders) own(s) an aggregate of at least 10% of the Company's placed shares.

5.5. Information on persons being members of agencies supervising the issuer's financial and economic activities.

Persons in the control authorities:
Name: ***Prishchepova Ludmila Arkadievna***
Year of birth: ***1951***
Education: ***higher professional education***

Positions within last 5 years:
Period: ***2000 - present***
Company: ***Open Joint Stock Company "Surgutneftegas"***
Position: ***Deputy Head of Auditing Department***

Share in the issuer's charter capital: ***no share***
Share of the issuer's common stock: ***no share***
Shares in the issuer's subsidiaries/dependent business associations:
no shares

Nature of kinship (if any): ***no***

Name: ***Komarova Valentina Panteleevna***
Year of birth: ***1948***
Education: ***higher professional education***

Positions within last 5 years:
Period: ***2000 - 2002***
Company: ***Open Joint Stock Company "Surgutneftegas"***
Position: ***Deputy Head of Finance Division***
Period: ***2002 - present***
Company: ***Open Joint Stock Company "Surgutneftegas"***
Position: ***First Deputy Head of Finance Division***

Share in the issuer's charter capital: ***0.0005%***
Share of the issuer's common stock: ***0.0006%***
Shares in the issuer's subsidiaries/dependent business associations:
no shares

Nature of kinship (if any): ***no***

Name: ***Oleynik Tamara Fedorovna***
Year of birth: ***1947***
Education: ***secondary professional education***

Positions within last 5 years:
Period: ***2000 - 2002***
Company: ***Surgut Commercial Bank "Surgutneftegasbank" LLC***
Position: ***Back Office Head, Additional Branch No. 1***
Period: ***2002 - present***
Company: ***Closed Joint Stock Company "Surgutneftegasbank"***
Position: ***Legal Entities Crediting Division Head***

Share in the issuer's charter capital: ***no share***
Share of the issuer's common stock: ***no share***
Shares in the issuer's subsidiaries/dependent business associations:
no shares

Kinship (if any): ***no***

5.6. Data on remuneration, incentives and/or compensation for expenses for the agency supervising the issuer's financial and economic activity.

Remuneration paid to the members of the Company's Auditing Commission for 2004 (RUR): ***230,844***

Total (RUR): ***230,844***

Remunerations to the members of the Company's Auditing Commission are paid in accordance with the contracts concluded with them.

5.7. Data on the number and summary data on education, categories of the issuer's employees (workers), and on changes in the number of the issuer's employees (workers).

Average number of employees (workers) of the Company and the amount of allocations for wages and public assistance.

Item	3Q2005
Average number of employees, persons	***82,950***
Proportion of employees with higher professional education, %	***19.23***
Funds appropriated for remuneration of labor, RUR '000	***11,179,668.6***
Funds appropriated for social security, RUR '000	***385,053.4***
Total sum of appropriated funds, RUR '000	***11,564,772.0***

The employees (workers) of the Company formed a trade union committee.

5.8. Data on any obligations of the Issuer to its employees (workers) relating to their possible participation in the issuer's charter (reserve) capital (co-op share fund).

No such obligations

6. Data on the issuer's participants (shareholders) and on transactions conducted by the Issuer which were of proprietary interest.

6.1. Data on the total number of the issuer's shareholders (participants).

Total number of shareholders (participants): ***39,744***
Total number of nominee shareholders: ***25***

6.2. Data on the issuer's participants (shareholders) who hold at least 5% of its charter (reserve) capital (co-op share fund) or at least 5% of its ordinary shares; data on participants (shareholders) of such entities who hold at least 20% of their charter (reserve) capital (co-op share fund) or at least 20% of their ordinary shares.

Shareholders (participants) holding at least 5 per cent of the issuer's charter capital or at least 5 per cent of its ordinary shares:

1. Full corporate name: ***"ING BANK (EVRAZIYA) CJSC" (Closed Joint Stock Company)***
Abbreviated corporate name: ***"ING BANK"***
Location: ***127473, Russian Federation, Moscow, ul. Krasnoproletarskaya, 36***
Category of registered entity: ***nominee holder***
Phone: ***(095) 755 54 00***
Fax: ***(095) 755 54 99***
E-mail: -
License number of securities market professional participant: ***177-03728-000100***
Date of licensing: ***December 7, 2000***
Term of license: ***unlimited***
Body that issued the license: ***Federal Commission on Securities Market***
Number of the issuer's ordinary shares registered in the name of nominee holder in the shareholder register: ***3,117,514,195***

2. Full corporate name: ***Closed Joint Stock Company "International Moscow Bank"***
Abbreviated corporate name: ***CJSC "International Moscow Bank"***
Location: ***119034, Russian Federation, Moscow, Prechistenskaya nab., 9***
Category of registered entity: ***nominee holder***
Phone: ***(095) 258 72 60; (095) 258 73 83***
Fax: ***(095) 723 71 06***
E-mail: ***Ekrizhec@imbank.ru; Aartyukhin@imbank.ru***
License number of securities market professional participant: ***177-06564-000100***
Date of licensing: ***April 25, 2003***
Term of license: ***unlimited***
Body that issued the license: ***Federal Commission on Securities Market***

Number of the issuer's ordinary shares registered in the name of nominee holder in the shareholder register: ***3,355,587,552***

6.3. Data on the share of the state or a municipal formation in the issuer's charter (reserve) capital (co-op share fund), on whether or not there is a special right ("golden share").

Share of the issuer's charter capital held by the state (federal authorities, constituent territories of the RF), municipal authorities: ***no share***

Special right of the Russian Federation, constituent territories of the Russian Federation, and municipalities to participate in the administration of the Issuer ("golden share"): ***no such right***

6.4. Data on restrictions on participation in the issuer's charter (reserve) capital (co-op share fund).

No restrictions

6.5. Data on changes in the list of and in the participation of the issuer's shareholders (participants) holding no less than 5 per cent of the issuer's charter (reserve) capital (co-op share fund) or no less than 5 per cent of the issuer's ordinary shares.

No.	Date of making the list	Full name	Abbreviated name	Share in the charter capital, %	Share of ordinary stock, %
1	*17.03.2000*	*Non-State Pension Fund "Surgutneftegas"*	*NPF "Surgutneftegas"*	*6.74*	*8.46*
2	*17.03.2000*	*Open Joint Stock Company "Neftyanaya Kompaniya "Surgutneftegas"*	*OJSC "NK "Surgutneftegas"*	*45.4*	*56.34*
3	*17.03.2000*	*THE BANK OF NEW YORK INTERNATIONAL NOMINEES*		*N/A*	*20.42*
4	*13.05.2000*	*Non-State Pension Fund "Surgutneftegas"*	*NPF "Surgutneftegas"*	*9.61*	*11.44*
5	*13.05.2000*	*Limited Liability Company "Central Surgut Depositary"*	*LLC "Central Surgut Depositary"*	*8.52*	*10.36*
6	*13.05.2000*	*Open Joint Stock Company "Neftyanaya Kompaniya "Surgutneftegas"*	*OJSC "NK "Surgutneftegas"*	*36.77*	*42.17*
7	*13.05.2000*	*THE BANK OF NEW YORK INTERNATIONAL NOMINEES*		*13.6*	*13.74*
8	*16.03.2001*	*Limited Liability Company "Central Surgut Depositary"*	*LLC "Central Surgut Depositary"*	*6.29*	*7.64*
9	*16.03.2001*	*Non-State Pension Fund "Surgutneftegas"*	*NPF "Surgutneftegas"*	*10.53*	*12.55*

10	16.03.2001	*Open Joint Stock Company "Neftyanaya Kompaniya "Surgutneftegas"*	*OJSC "NK "Surgutneftegas"*	*36.77*	*42.17*
11	16.03.2001	*THE BANK OF NEW YORK INTERNATIONAL NOMINEES*		*18.93*	*15.04*
12	12.02.2002	*Non-State Pension Fund "Surgutneftegas"*	*NPF "Surgutneftegas"*	*10.53*	*12.55*
13	12.02.2002	*THE BANK OF NEW YORK INTERNATIONAL NOMINEES*		*20.93*	*16.94*
14	12.02.2002	*Open Joint Stock Company "Neftyanaya Kompaniya "Surgutneftegas"*	*OJSC "NK "Surgutneftegas"*	*36.77*	*42.17*
15	31.01.2003	*Non-State Pension Fund "Surgutneftegas"*	*NPF "Surgutneftegas"*	*10.52*	*12.52*
16	31.01.2003	*THE BANK OF NEW YORK INTERNATIONAL NOMINEES*		*21.21*	*16.72*
17	2.02.2004	*THE BANK OF NEW YORK INTERNATIONAL NOMINEES*		*14.88*	*8.09*
18	25.03.2005	*THE BANK OF NEW YORK INTERNATIONAL NOMINEES*		*15.074*	*8.09*

6.6. Data on transactions conducted by the issuer, which were of proprietary interest.

No transactions

6.7. Data on accounts receivable.

Accounts receivable as of 30.09.2005

RUR '000

Type of accounts receivable	Due date	
	Up to 12 months	Over 12 month period
Accounts receivable from buyers and customers	*48,116,465*	*9,272*
including overdue	*529*	*X*
Notes receivable		
including overdue		*X*
Participants' (incorporators') arrears of charter capital contributions		
including overdue		*X*
Advances issued	*3,283,488*	*0*
including overdue		*X*
Other accounts receivable	*3,603,878*	*1,882,433*
including overdue		*X*
Total	*55,003,831*	*1,891,705*
including total overdue	*529*	*X*

In 3Q2005, there were no debtors accounting at least 10 per cent of the total accounts receivable.

7. The issuer's accounting statements and other financial information.

7.1. The issuer's annual accounting statements.

Not subject to presentation in the reporting quarter

7.2. The issuer's quarterly accounting statements for the latest completed reporting quarter.

See Appendix 1

7.3. The issuer's consolidated accounting statements for the latest completed financial year.

Not subject to presentation in the reporting quarter

7.4. Data on the issuer's accounting policies.

See Appendix 2, 3

7.5. Data on total export and on share of export in total sales.

Item	Unit	3Q2005
Sales proceeds (works, services)	RUR '000	125,435,028
Including: export earnings	RUR '000	89,727,283
Share of export earnings in revenues from ordinary activities	%	71.5

7.6. Data on the value of the issuer's real property and on substantial changes in the issuer's real property after the end date of the latest completed financial year.

The value of the issuer's real property.

As of September 30, 2005 RUR '000

Item	Historical (replacement) value	Accumulated depreciation
Real property	*640,418,767*	*410,634,517*

By January 01, 2005, the total (replacement) value of the Company's real property had been assessed; it amounted to RUR 622,130,883 thousand.

After the end date of the latest completed financial year and until the present moment, there have not been any changes in the structure of the issuer's property.

7.7. Data on the issuer's participation in litigations in case such participation may substantially affect financial and economic activities of the issuer.

In three years preceding the end date of the reporting quarter, there were no litigations which could have substantially affected activities of OJSC "Surgutneftegas".

8. Additional data on the issuer and issuing securities placed by the issuer.

8.1. Additional data on the issuer.

8.1.1. Data on the amount and structure of the issuer's charter (reserve) capital (co-op share fund).

Amount of the issuer's charter capital (RUR): ***43,427,992,940***

Breakdown of the charter capital by categories of shares:

Ordinary shares:

number (shares): ***35,725,994,705***

total nominal value (RUR): ***35,725,994,705***

share in the charter capital: ***82.265%***

Preferred shares:

number (shares): ***7,701,998,235***

total nominal value (RUR): ***7,701,998,235***

share in the charter capital: ***17.735%***

Information on programs of American Depository Receipts representing the issuer's shares.

American Depository Receipts issued to represent OJSC "Surgutneftegas" ordinary shares are traded at "Frankfurter WertpapierBoerse", "Berliner Wertpapierborse", "Baden-Wurttemberg Wertpapier", "Bayerische Borse", and "NASD OTC BULLETIN Board". American Depository Receipts issued for OJSC "Surgutneftegas" preferred shares are traded at: "Berliner Wertpapierborse", "Baden-Wurttemberg Wertpapier", "Bayerische Borse", and "NASD OTC BULLETIN Board".

Information on the program of ADR representing the Company's ordinary registered shares, as of September 30, 2005:

A portion of ordinary registered shares traded beyond the RF in the total number of ordinary registered shares: *8.41%*
Program starting date is *December 30, 1996.*

Program participants:
1. issuer: ***OJSC "Surgutneftegas";***
2. depositary bank:
- *name:* ***The Bank of New York;***
- *location:* ***101 Barclay Street, New York, NY 10286***
3. owners and beneficiary parties:
Program conditions sine qua non: program is of a sponsored type, 1st level. The number of the Company's ordinary registered shares represented by one American Depository Share is 50.

Information on the program of ADR representing the Company's preferred registered shares, as of September 30, 2005:

A portion of preferred registered shares traded beyond the RF in the total number of preferred shares: ***49.45%***
Program starting date ***is March 1998.***
Program participants:
1. issuer: ***OJSC "Surgutneftegas";***
2. depositary bank:
- *name:* ***The Bank of New York;***
- *location:* ***101 Barclay Street, New York, NY 10286***
3. owners and beneficiary parties:
Program conditions sine qua non: program is of a sponsored type, 1st level. The number of preferred registered shares of the Company represented by one American Depository Share is 100.

8.1.2. Data on changes in the size of the issuer's charter (reserve) capital (co-op share fund).

Period: 2000
The size of the charter capital as of January 1, 2000 (RUR): 31,427,992,940
Breakdown of the charter capital by categories of shares as of January 1, 2000:
Ordinary shares:
    total amount (RUR): 23,725,994,705
    share in the charter capital: 75.493%
Preferred shares:
    total amount (RUR): 7,701,998,235
    share in the charter capital: 24.507%

The Company's management body, which passed a resolution to change the size of the Company's charter capital: Board of Directors
Date and number of the minutes of the Board of Directors' meeting: June 28, 2000, No. 8
Size of the charter capital after changes (RUR): 43,427,992,940

Breakdown of the charter capital by categories of shares after changes:
Ordinary shares:

total amount (RUR): 35,725,994,705
share in the charter capital: 82.265%
Preferred shares:
total amount (RUR): 7,701,998,235
share in the charter capital: 17.735%

Period: 2001
The size of the charter capital was not changed.
Period: 2002
The size of the charter capital was not changed.
Period: 2003
The size of the charter capital was not changed.
Period: 2004
The size of the charter capital was not changed.
Period: 9M2005
The size of the charter capital was not changed.

8.1.3. Data on the formation and appropriation of reserve fund and other funds of the issuer.

The Reserve Fund was established in accordance with the legislation of the Russian Federation and the Company's constituent documents. Being equivalent to no less than 15% of the Company's charter capital, the Company's Reserve Fund is formed through compulsory annual deductions amounting to no less than 5% of the Company's net profit until the said amount is accumulated.

Accumulation and appropriation of the Company's special funds in 3Q 2005.

RUR '000

Fund Name	Established in 3Q2005	Appropriated in 3Q2005	Purpose of appropriation	As of September 30, 2005	
				Fund size in money terms	Fund size as percentage of the Company's charter capital, %
Reserve capital	*0*	*0*		*6,514,198*	*15.00*

8.1.4. Data about convening and holding a meeting (session) of the issuer's supreme management body.

General shareholders' meeting is the supreme management body of the Company.

A notice about a general shareholders' meeting is given within the period stipulated by the Federal Law "On Joint Stock Companies".

A notice of holding a general shareholders' meeting shall include:

the full corporate name and location of the Company;

the form of a general shareholders' meeting (a meeting or absent voting);

the date, venue and time of a general shareholders' meeting, as well as the mailing address to send filled out ballot papers to the Company; the deadline for ballot papers and mailing address to send filled out ballot papers to, in case a general shareholders' meeting is held through absent voting;

the date of making up the list of persons entitled to participate in a general shareholders' meeting;

agenda of a general shareholders' meeting;

procedure of familiarization with the information (materials) subject to presentation to shareholders while preparing for the general shareholders' meeting, and address(es) where this information is available.

The notice of holding a general meeting to be held through a meeting shall additionally include the registration time for participants of the general meeting.

Information on holding a general shareholders' meeting is published in "Neft Priobya" newspaper. The agenda of a general shareholders' meeting cannot be changed after the information has been published. A general shareholders' meeting is not entitled to adopt resolutions concerning issues not included in the agenda, neither is it entitled to alter the agenda.

General shareholders' meetings can be annual and extraordinary.

The annual general shareholders' meeting is convened by the Company's Board of Directors annually, no earlier than two months before and no later than six months after a financial year has finished in the order provided for by the Company's Charter.

General shareholders' meetings other that annual general shareholders' meetings are extraordinary meetings. Extraordinary general shareholders' meetings can be convened by the Company's Board of Directors either on its own initiative or at the written request of the Auditing Commission, or of the Company's Auditor, or of a shareholder (shareholders) owning an aggregate of no less than 10% of the Company's voting shares as of the date such request is submitted. Such request shall state the issues to be included in the agenda of the meeting. It shall be signed by a person (persons) demanding an extraordinary general shareholders' meeting be convened.

Shareholders (a shareholder) of the Company owning an aggregate of no less than 2 per cent of the Company's voting shares are entitled to introduce issues to the agenda of the annual general shareholders' meeting and to nominate candidates for the Company's Board of Directors and Auditing Commission, provided the number of candidates does not exceed the number of members of the above mentioned bodies, and to nominate a candidate for a position of the individual executive body on the 30th day after the end date of a financial year at the latest.

An issue is included in the agenda of a general shareholders' meeting in writing; it shall state the name(s) of shareholder(s) proposing the issue, the number and category (type) of shares he/she holds. Nomination of candidates for the Company's Board of Directors and Auditing Commission (including self-nomination) shall be made in writing and shall state the name of a candidate (if the candidate is a shareholder of the Company), number and category (type) of shares he/she holds, the name(s) of shareholder(s)

nominating the candidate, and the number and category (type) of shares he/she holds.

The Company's Board of Directors is obliged to consider submitted proposals and pass a resolution on whether or not to include them in the agenda of the annual general shareholders' meeting no later than 5 days after the deadline for proposals concerning the agenda and nomination of candidates. The Board of Directors' reasoned decision to reject the integration of the issue into the agenda or entering a candidate in the list of candidates is to be sent to a shareholder (shareholders) who has/have proposed an issue or a nomination no later than 3 days after such decision was made.

The Company's Board of Directors sets the following: the date, venue and time of a general shareholders' meeting, its agenda and procedure for a general shareholders' meeting, date of making up a list of persons entitled to participate in a general shareholders' meeting, order of informing shareholders about a general shareholders' meeting, list of materials (information) available for shareholders while preparing for a general shareholders' meeting, form and text of a ballot paper.

In accordance with the Federal Law "On Joint Stock Companies", persons having the right to familiarize themselves with the information subject to presentation to arrange and hold the shareholders' meeting are the persons having the right to participate in the general shareholders' meeting. The list of persons having the right to participate in the general shareholders' meeting is made up on the basis of the Company's shareholder register.

Familiarization with the information submitted to arrange the shareholders' meeting complies with Article 52 of the Federal Law "On Joint Stock Companies".

8.1.5. Data on commercial organizations where the issuer holds no less than 5 per cent of the charter (reserve) capital (co-op share fund) or no less than 5 per cent of ordinary shares.

1. Full name: ***Limited Liability Company "Novgorodnefteprodukt"***
Abbreviated name: ***LLC "Novgorodnefteprodukt"***
Location: ***RF, Veliky Novgorod***
The issuer's share in the charter capital of the commercial organization: ***100%***
Share of the commercial organization in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares held by the commercial organization: ***no fraction***

2. Full name: ***Limited Liability Company "Surgutmebel"***
Abbreviated name: ***LLC "Surgutmebel"***
Location: ***RF, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgutsky District, p. Barsovo***
The issuer's share in the charter capital of the commercial organization: ***100%***
Share of the commercial organization in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares held by the commercial organization: ***no fraction***

3. Full name: ***Limited Liability Company Marketing Association "Pskovnefteprodukt"***
Abbreviated name: ***LLC "Pskovnefteprodukt"***
Location: ***RF, Pskov***
The issuer's share in the charter capital of the commercial organization: ***100%***
Share of the commercial organization in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares held by the commercial organization: ***no fraction***

4. Full name: ***Limited Liability Company Marketing Association "Tvernefteprodukt"***
Abbreviated name: ***LLC "MA "Tvernefteprodukt"***
Location: ***RF, Tver***
The issuer's share in the charter capital of the commercial organization: ***100%***
Share of the commercial organization in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares held by the commercial organization: ***no fraction***

5. Full name: ***Limited Liability Company "Investsibirstroy"***
Abbreviated name: ***LLC "Investsibirstroy"***
Location: ***Russian Federation, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut***
The issuer's share in the charter capital of the commercial organization: ***100%***
Share of the commercial organization in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares held by the commercial organization: ***no fraction***

6. Full name: ***Limited Liability Company "Kaliningradnefteprodukt"***
Abbreviated name: ***LLC "Kaliningradnefteprodukt"***
Location: ***RF, Kaliningrad***
The issuer's share in the charter capital of the commercial organization: ***100%***
Share of the commercial organization in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares held by the commercial organization: ***no fraction***

7. Full name: ***Limited Liability Company "Surgutneftegasburenie"***
Abbreviated name: ***LLC "Surgutneftegasburenie"***
Location: ***Russian Federation, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut***
The issuer's share in the charter capital of the commercial organization: ***100%***
Share of the commercial organization in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares held by the commercial organization: ***no fraction***

8. Full name: ***Limited Liability Company "Petrochemical and Oil Refining Facilities Design Institute"***
Abbreviated name: ***LLC "Lengiproneftekhim"***

Location: ***196084, Saint Petersburg***
The issuer's share in the charter capital of the commercial organization: ***100%***
Share of the commercial organization in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares held by the commercial organization: ***no fraction***

9. Full name: ***Limited Liability Company "KIRISHIAVTOSERVIS"***
Abbreviated name: ***LLC "KIRISHIAVTOSERVIS"***
Location: ***RF, Saint Petersburg***
The issuer's share in the charter capital of the commercial organization: ***100%***
Share of the commercial organization in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares held by the commercial organization: ***no fraction***

10. Full name: ***Limited Liability Company "Kondaneft"***
Abbreviated name: ***LLC "Kondaneft"***
Location: ***Russian Federation, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug - Yugra, Surgut, pr. Naberezhny, 22***
The issuer's share in the charter capital of the commercial organization: ***100%***
Share of the commercial organization in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares held by the commercial organization: ***no fraction***

11. Full name: ***Open Joint Stock Company "Sovkhoz "Chervishevsky"***
Abbreviated name: ***OJSC "Sovkhoz "Chervishevsky"***
Location: ***Russian Federation, Tyumenskaya Oblast, Tyumensky District, s. Chervishevo***
The issuer's share in the charter capital of the commercial organization: ***99.9994%***
Fraction of ordinary shares of the commercial organization held by the issuer: ***99.9994%***
Share of the commercial organization in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares held by the commercial organization: ***no fraction***

12. Full name: ***Limited Liability Company "Strakhovoye Obshchestvo "Surgutneftegas"***
Abbreviated name: ***LLC "Strakhovoye Obshchestvo "Surgutneftegas"***
Location: ***Russian Federation, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut***
The issuer's share in the charter capital of the commercial organization: ***99.97%***
Share of the commercial organization in the issuer's charter capital: ***0.0051%***
Fraction of the issuer's ordinary shares held by the commercial organization: ***0.0062%***

13. Full name: ***Limited Liability Company "Production Association "Kirishinefteorgsintez"***
Abbreviated name: ***LLC "KINEF"***

Location: ***RF, Leningradskaya Oblast, Kirishi***
The issuer's share in the charter capital of the commercial organization: ***99.9904%***
Share of the commercial organization in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares held by the commercial organization: ***no fraction***

14. Full name: ***Limited Liability Company "Neft-Konsalting"***
Abbreviated name: ***LLC "Neft-Konsalting"***
Location: ***RF, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut***
The issuer's share in the charter capital of the commercial organization: ***95%***
Share of the commercial organization in the issuer's charter capital: ***0.0083%***
Fraction of the issuer's ordinary shares held by the commercial organization: ***0.0013%***

15. Full name: ***Limited Liability Company "Leasing Production"***
Abbreviated name: ***LLC "Leasing Production"***
Location: ***Russian Federation, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug - Yugra, Surgut***
The issuer's share in the charter capital of the commercial organization: ***93.0917%***
Share of the commercial organization in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares held by the commercial organization: ***no fraction***

16. Full name: ***Closed Joint Stock Company "Surgutneftegasbank"***
Abbreviated name: ***CJSC "SNGB"***
Location: ***Russian Federation, Khanty-Mansiysky Autonomous Okrug, Surgut***
The issuer's share in the charter capital of the commercial organization: ***91.591%***
Fraction of ordinary shares of the commercial organization held by the issuer: ***93.4382%***
Share of the commercial organization in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares held by the commercial organization: ***no fraction***

17. Full name: ***Limited Liability Company "Invest-Zashchita"***
Abbreviated name: ***LLC "Invest-Zashchita"***
Location: ***Russian Federation, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut***
The issuer's share in the charter capital of the commercial organization: ***87.25%***
Share of the commercial organization in the issuer's charter capital: ***0.0912%***
Fraction of the issuer's ordinary shares held by the commercial organization: ***no fraction***

18. Full name: ***Limited Liability Company "Central Surgut Depositary"***
Abbreviated name: ***LLC "Central Surgut Depositary"***
Location: ***Russian Federation, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut***
The issuer's share in the charter capital of the commercial organization: ***63.233%***

Share of the commercial organization in the issuer's charter capital: ***0.0378%***
Fraction of the issuer's ordinary shares held by the commercial organization: ***0.0446%***

19. Full name: ***Open Joint Stock Company "Surgutpolimer"***
Abbreviated name: ***OJSC "Surgutpolimer"***
Location: ***Russian Federation, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgutsky District, SGPZ***
The issuer's share in the charter capital of the commercial organization: ***30%***
Fraction of ordinary shares of the commercial organization held by the issuer: ***30%***
Share of the commercial organization in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares held by the commercial organization: ***no fraction***

20. Full name: ***Closed Joint Stock Company "Surgutinvestneft"***
Abbreviated name: ***CJSC "Surgutinvestneft"***
Location: ***RF, Tyumenskaya Oblast, Surgut***
The issuer's share in the charter capital of the commercial organization: ***18.1818%***
Fraction of ordinary shares of the commercial organization held by the issuer: ***18.1818%***
Share of the commercial organization in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares held by the commercial organization: ***no fraction***

21. Full name: ***Open Joint Stock Company "Tyumen Design Institute for Oil and Gas Industry"***
Abbreviated name: ***OJSC "Giprotyumenneftegas"***
Location: ***RF, 625000, Tyumen, ul.Respubliki, 65***
The issuer's share in the charter capital of the commercial organization: ***11.2255%***
Fraction of ordinary shares of the commercial organization held by the issuer: ***14.9672%***
Share of the commercial organization in the issuer's charter capital: ***no share***
Fraction of The issuer's ordinary shares held by the commercial organization: ***no fraction***

22. Full name: ***Open Joint Stock Company "Khantymansiyskintersport"***
Abbreviated name: ***OJSC "Khantymansiyskintersport"***
Location: ***626200, RF, Tyumenskaya Oblast, Khanty-Mansiysk, ul.Mira, 5***
The issuer's share in the charter capital of the commercial organization: ***10%***
Fraction of ordinary shares of the commercial organization held by the issuer: ***10%***
Share of the commercial organization in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares held by the commercial organization: ***no fraction***

23. Full name: ***Open Joint Stock Company "Airport Surgut"***
Abbreviated name: ***OJSC "Airport Surgut"***
Location: ***628422, RF, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut, Airport***

The issuer's share in the charter capital of the commercial organization: ***5%***
Fraction of ordinary shares of the commercial organization held by the issuer: ***5%***
Share of the commercial organization in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares held by the commercial organization: ***no fraction***

8.1.6. Data on major transactions conducted by the issuer.

There were no major transactions (or group of interrelated transactions) which were conducted by the Company and entailed liabilities amounting to 10% or more of the book value of the Company's assets as per accounting statements.

8.1.7. Data on the issuer's credit ratings.

As of the end of 3Q 2005, there was no the Company's credit rating.

8.2. Data on each category (type) of the issuer's shares.

Category: ***ordinary***
Par value of one security of the issue: ***RUR 1***
Number of outstanding securities: ***35,725,994,705***
Number of additional shares being placed: ***no such shares***
Number of declared shares: ***no such shares***
Number of shares on the issuer's balance: ***no such shares***
Number of additional shares that can be placed as a result of the conversion of previously placed securities convertible into shares or as a result of meeting liabilities for the issuer's options: ***no such shares***
Date of state registration: ***June 24, 2003***
State registration number: ***1-01-00155-A***

In accordance with Ordinance No. 03-1215/r dated June 24, 2003, of the Federal Securities Market Commission of Russia, additional issues of issuing securities of Open Joint Stock Company "Surgutneftegas" were consolidated. That caused the cancellation of the following state registration numbers which had been assigned to the issues of ordinary registered non-documentary shares of Open Joint Stock Company "Surgutneftegas":
87-1-664 as of 19.07.94;
MF 67-1-01430 as of 30.09.96;
1-05-00155-A as of 25.08.97;
1-06-00155-A as of 22.12.97;
1-07-00155-A as of 18.04. 2000

Shares grant shareholders the following rights:

An ordinary share of OJSC "Surgutneftegas" (the issuer) entitles its owner to:
- one vote when addressing issues put to the vote at the general shareholders' meeting excluding elections of members to the Company's Board of Directors (Elections of members to the Company's Board of Directors are held through cumulative voting. When holding cumulative

voting, each voting share of the Company accounts for the quantity of votes equal to the total quantity of members of the Company's Board of Directors. A shareholder has the right to cast all the votes carried by his/her share for one candidate or distribute them among several candidates to the Company's Board of Directors);
- receive dividend out of the Company's net profit;
- a share of the Company's property if the Company is closed down;
- demand that the Company buy out shares belonging to him/her in case:

the Company is being restructured or a major transaction is being conducted, the resolution about which is adopted by the general shareholders' meeting, in compliance with the Company's Charter, if he/she voted against adopting this resolution or conducting the transaction or did not vote on such issues;

amend or approve the Company's Charter in a new wording restricting his/her rights if he/she voted against adopting the corresponding resolution or did not participate in voting;
- participate in the general shareholders' meeting both in person and by proxy that can be acted by, including, other shareholders of the Company as well as its officials;
- purchase and dispose of shares belonging to him/her, consent of other shareholders is not required, in this case a shareholder is exempted from the obligation stipulated by I.2 Article 80 of the Federal Law "On Joint Stock Companies".

In case the Company, via public subscription, places voting shares and securities convertible into voting shares which are paid with money, shareholders-owners of the Company's voting shares have the pre-emptive right over these securities in a quantity proportional to the quantity of the Company's voting shares belonging to them.

A share of the Company can be cross-owned by two or several persons. In this case the Company deems the co-owners a single shareholder; they exercise their right to hold, use and dispose of the Company's share in the order established by the agreement of participants.

Category: ***preferred***
Par value of one security of the issue: ***RUR 1***
Number of outstanding securities: ***7,701,998,235***
Number of additional shares being placed: ***no such shares***
Number of declared shares: ***no such shares***
Number of shares on the issuer's balance: ***no such shares***
Number of additional shares that can be placed as a result of the conversion of previously placed securities convertible into shares or as a result of meeting liabilities for the issuer's options: ***no such shares***
Date of state registration: ***June 24, 2003***
State registration number: ***2-01-00155-A***

In accordance with Ordinance No. 03-1215/r dated June 24, 2003, of the Federal Securities Market Commission of Russia, additional issues of issuing securities of Open Joint Stock Company "Surgutneftegas" were consolidated.

That caused the cancellation of the following state registration numbers which had been assigned to the issues of preferred registered non-documentary shares of Open Joint Stock Company "Surgutneftegas":
87-1-664 as of 19.07.94;
MF 67-1-01184 as of 05.04.96;
MF 67-1-01431 as of 30.09.96;
2-05-00155-A as of 25.08.97;
2-06-00155-A as of 24.10.97

Shares grant shareholders the following rights:

A preferred share of OJSC "Surgutneftegas" (the Company) entitles its owner to:
- receive an annual fixed dividend. The total amount paid as a dividend on each preferred share is fixed at the rate of 10% of the Company's net profit on the basis of the latest financial year results divided into the number of shares accounting 25% of the Company's charter capital. If the amount of dividend paid by the Company on each ordinary share in a certain year exceeds the amount payable as dividends on each preferred share, the dividend rate paid on the latter must be increased up to the dividend rate paid on ordinary shares. The Company is not entitled to pay out preferred dividends in a manner differing from the procedure stipulated by the Company's Charter;
- vote at a shareholders' meeting when resolutions regarding the Company's reorganization and liquidation, introduction of amendments and additions to the Company's Charter affecting the rights and interests of preferred shareholders are adopted;
- a share of the Company's property if the Company is closed down;
- participate in a general meeting of shareholders with the vote on all the issues within his/her competence starting from the meeting following the annual general meeting of shareholders, which, irrespective of the reasons, did not adopt the resolution to pay dividends or adopted the resolution to partially pay dividends on preferred shares of this type. The preferred shareholders' right to participate in the general meeting of shareholders becomes invalid after the first full dividend payment on the shares mentioned is effected;
- purchase and dispose of shares belonging to him/her without a consent of other shareholders of the Company, in this case a shareholder is exempted from the obligation stipulated by I.2 Article 80 of the Federal Law "On Joint Stock Companies".
- in case of acquisition of the voting right, demand the Company buy back his/her shares if:
the Company is reorganized or a large-scale transaction is carried out, the resolution on which is adopted by the general meeting of shareholders according to the Company's Charter if he/she voted against this resolution or approval of the mentioned transaction, or if he/she did not vote on these issues;
the Company's Charter is amended or a new wording of the Company's Charter is approved, if the new wording restricts his/her rights, if he/she voted against the corresponding resolution or did not vote.

A share can be cross-owned by two or several persons. In this case the Company deems the co-owners a single shareholder; they exercise their rights to hold, use and dispose of the Company's share in the order established by the agreement of participants.

8.3. Data on previous issues of the issuer's issuing securities excluding the issuer's shares.

The Company did not issue securities other than shares.

8.4. Data on person(s) who offered security for bonds of the issue.

The Company did not issue any bonds.

8.5. Guarantee conditions that the liabilities for bonds of the issue will be met.

The Company did not issue any bonds.

8.6. Data on organizations keeping records of rights for the issuer's issuing securities.

Registrar:
Full corporate name: ***Closed Joint Stock Company "Surgutinvestneft"***
Abbreviated corporate name: ***CJSC "Surgutinvestneft"***
Location: ***RF, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut***

License:
License number: ***No.10-000-1-00324***
Date of licensing: ***24.06.2004***
Term of license: ***unlimited***
Body that issued the license: ***Federal Financial Markets Service***

8.7. Data on legislative acts regulating import and export of capital, which may influence the payment of dividends, interest, and other payments to non-residents.

As of September 30, 2005, the following legislative acts regulating import and export of capital that might influence the payment of dividends or interests or other payments were in force:
Federal Law No.3615-1 dated 09.10.1992 "On Currency Exchange Regulation and Control";
Federal Law No.208-FZ dated 26.12.1995 "On Joint Stock Companies";
Federal Law No.160-FZ dated 09.07.1999 "On Foreign Investments at the territory of the Russian Federation";
Federal Law No.39-FZ dated 25.02.1999 "On Investment Activities in the Form of Capital Investments in the Russian Federation";
Tax Code of the RF;

Federal Law No.115-FZ dated 07.08.2001 "Counteraction of Legitimization (Laundering) of the Proceeds of Crime and Financing of Terrorism";
Double taxation treaties which were negotiated between Russia and the foreign nations being counties of residence of holders of the Company's securities;
Instruction of the Central Bank of the Russian Federation No.116-I dated 07.06.2004 "On Types of Residents' and Non-Residents' Special Accounts";
Instruction of the Central Bank of the Russian Federation No.96-I dated 28.12.2000 "On Special Non-Resident Accounts of C-type".

Federal Law No.173-FZ dated 10.12.2003 "On Currency Exchange Regulation and Control";

8.8. Description of taxation of income from the issuer's issuing securities which have been placed.

I. Taxation of juridical persons' dividend income from placed securities.		
No.	*Categories of holders of securities*	
	Juridical persons – tax residents of the Russian Federation	*Foreign juridical persons - (non-residents) having income from a source in the Russian Federation*
1. Description of income from placed securities	*Dividends*	
2. Description of tax on securities income	*Profit tax*	
3. Tax rate	*9%*	*15%*
4. Tax payment scheme and deadlines	*Taxes on dividend income are charged at the source of payment of such income and transferred by a tax agent to the state budget, that has effected the payment within 10 days after income payment.*	*The tax amount deducted from foreign companies' income is transferred by the tax agent to the federal budget concurrently with the income payment either in the currency this income was paid or in the currency of the RF at the official exchange rate of the Central Bank of the RF as of the date of tax transfer.*
5. Tax payment scheme features for this category of security holders	*The total amount of dividend tax is calculated on the basis of the difference between the amount of dividends payable to resident shareholders and the amount of dividends paid to the tax agent for the reporting period.* *The negative result eliminates both tax payments and refund from the state budget. The tax amount to be withheld from*	*Double taxation relief. The application of provisions of international treaties of the Russian Federation demands a foreign organization furnish the tax agent who pays income with a confirmation that this foreign organization has a permanent location in a country with which the Russian Federation concluded an international tax treatment treaty (agreement). Such confirmation is to be certified by relevant authorities of that foreign state. If the foreign organization*

	income of the taxpayer-recipient of dividends is calculated on the basis of the total tax amount and a fraction of each taxpayer in the total amount of dividends.	entitled to draw income furnishes such confirmation to the tax agent who pays income before the income payment date, such income is either exempt from taxes at the source of payment or taxes are withheld at the source of payment at lower rates. To refund taxes withheld earlier in the Russian Federation, the foreign organization is to submit necessary documents to a taxation body at the territory where the tax agent is registered. Documents are submitted within three years after the end of the tax period during which income was paid.
6. Legislative and normative acts governing the procedure for taxation of the said income.	Part 2, Chapter 25, "Organizations Income Tax" (as amended and supplemented), the Tax Code of the Russian Federation, Double Taxation Treaty.	

II. Taxation of natural persons' dividend income from placed securities.		
No.	Categories of holders of securities	
	Natural persons – tax residents of the Russian Federation	Natural persons drawing income from sources in the Russian Federation, who are not tax residents of the Russian Federation
1. Description of income from placed securities	Dividends	
2. Description of tax on securities income	Individual income tax	
3. Tax rate	9%	30%
4. Tax payment scheme and deadlines	A Russian company being a source of the taxpayer's dividend income (tax agent) is obligated to withhold a tax from the taxpayer's income and transfer the tax to the corresponding budget. The accrued tax amount is withheld from the taxpayer's income when such income is paid. Tax agents are obliged to transfer accrued and withheld tax on the day when the bank receives disposable funds to pay the income as well as on the day when income is transferred from tax agents' bank accounts to the taxpayer's account or, at the taxpayer's request, to bank accounts of third parties, at the latest.	
5. Tax payment scheme features for this category of security holders	The total amount of dividend tax is calculated on the basis on the difference between the amount of dividends payable to resident shareholders and the amount of dividends received by the tax agent for the reporting period. The negative result eliminates both tax payments and refund from the state budget. The tax amount to be withheld from	Double taxation relief. In order to obtain tax relief, offsetting, tax refund and other tax incentives, a taxpayer shall submit to the tax authorities an official confirmation that he is a resident of the country with which the Russian Federation has concluded a double taxation treaty (agreement) which is in force during the respective tax period (or a part thereof) as well

	income of the taxpayer-recipient of dividends is calculated on the basis of the total tax amount and a fraction of each taxpayer in the total amount of dividends.	*as a document stating that the taxpayer has drawn income and paid a tax outside the Russian Federation; the document shall be confirmed by the tax authorities of the relevant foreign state. Such confirmation can be submitted either before tax or tax advance payments or within one year after the end of the tax period based on the results of which the taxpayer claims tax exemption, tax relief, offsetting, tax refund or incentives.*
6. Legislative and normative acts governing the procedure for taxation of the said income.	*Part 2, Chapter 23, "Income Tax Imposed On Natural Persons" (as amended and supplemented), the Tax Code of the Russian Federation, Article 275, the TC of the RF, Double Taxation Treaty.*	
III. Taxation of juridical persons' income from sales of placed securities.		
No.	*Categories of security holders*	
	Juridical persons – tax residents of the Russian Federation	*Foreign juridical persons (non-residents) having income from sources in the Russian Federation*
1. Description of income from placed securities	*Revenues from sales of securities*	*Revenues from sales of shares of a Russian company whose real estate located in the RF accounts for over 50% of the company's assets.*
2. Description of tax on income from securities	*Profit tax*	
3. Tax rate	*24%*	*20%*
4. Tax payment scheme and deadlines	*The tax payable at the end of the tax period is paid no later than on March 28 following the expired tax period. Quarterly advance payments are paid within 28 days after the respective reporting period ends. Monthly advance payments payable within the reporting period are paid no later than on the 28th day of each month of this reporting period. The taxpayers that calculate monthly advance payments ex post realized profit pay advance payments no later than on the 28th day of the month following the month of tax assessment. Against the results of the reporting (tax) period, the amounts of monthly advance payments paid within the*	*The tax is calculated and withheld by a Russian company that pays income to a foreign company, every time the income is paid, and this tax is transferred by the tax agent to the federal budget at the time this income is paid either in the currency this income is paid or in the currency of the RF at the exchange rate set by the Central Bank of the RF as of the day the tax is transferred.*

	reporting (tax) period are offset when advance payments for the reporting period are paid. Advance payments for the reporting period are offset against tax payments for the tax period.	
5. Tax payment scheme features for this category of security holders		*Double taxation relief. If a foreign company before the income payment date submits the tax agent with a confirmation that it has a permanent location in a country with which the Russian Federation concluded an international taxation agreement in regard to the income which is subject to preferential tax treatment in the Russian Federation under such agreement, this company becomes exempt from taxes at the source of payment or taxes are withheld at lower rates.*
6. Legislative and normative acts governing the procedure for taxation of the said income.	*Part 2, Chapter 25, "Organizations Income Tax" (as amended and supplemented), the Tax Code of the Russian Federation.*	
IV. Taxation of natural persons' income from sales of placed securities.		
No.	Categories of security holders	
	Natural persons – tax residents of the Russian Federation	*Natural persons drawing income from sources in the Russian Federation who are not tax residents of the Russian Federation*
1. Description of income from placed securities	*Income (loss) from sales of securities is the difference between the amount of income obtained from sales of securities and documented expenses on acquisition, sales and custody of securities, as actually incurred by a taxpayer, or property deductions deemed as lower income from a purchase and sale transaction.*	
2. Description of tax on income from securities	*Individual income tax*	
3. Tax rate	*13%*	*30%*
4. Tax payment scheme and deadlines	*The tax agent calculates and pays the tax amount either after a tax period (calendar year) expires or when he pays taxpayer's monetary assets before the current tax period expires. If monetary funds are paid before the current tax period expires, the tax is paid on the basis of fraction of income that corresponds to the actual amount of monetary funds being paid.*	
5. Tax payment scheme features for this category of securities holders	*In case a taxpayer's expenses can not be documented, such taxpayer is eligible to claim a property tax refund amounting to the sum received from sales*	*Double taxation relief. In order to obtain tax relief, offsetting, tax refund and other tax incentives, a taxpayer shall submit to the tax authorities an official confirmation*

	of securities but not exceeding RUR 125,000. In regard to securities that the taxpayer has been holding for 3 years or more, a property tax refund equals the amount received by the taxpayer from sales of these securities. The taxpayer is granted with a property tax refund or a refund amounting to expenses actually incurred and documented either when taxes are assessed and paid to the budget at the source of income payment or when a tax declaration is submitted to the tax authorities after the tax period expires.	*that he is a resident of the country with which the Russian Federation has concluded a double taxation treaty (agreement) which is in force during the respective tax period (or a part thereof) as well as a document stating that the taxpayer has drawn income and paid a tax outside the Russian Federation; the document shall be confirmed by the tax authorities of a relevant foreign state. Such confirmation can be submitted either before tax and advance payments or within one year after the end of the tax period based on the results of which the taxpayer claims tax exemption, refund or incentives.*
6. Legislative and normative acts governing the procedure for taxation of the said income.	*Part 2, Chapter 23, "Individual Income Tax" (as amended and supplemented), the Tax Code of the Russian Federation.*	

8.9. Data on declared (accrued) and paid dividends on the issuer's shares; information on the issuer's bond yield.

Category of shares: ***ordinary***
Form of shares: ***registered non-documentary***
Dividends on shares of this category (type):

Reporting period: ***2000***
Dividends accrued per one share (RUR): ***0.041***
Aggregate dividends accrued on all shares (RUR): ***1,464,765,788.74***
The issuer's management body, which passed a resolution to pay dividends: ***Annual General Shareholders' Meeting***
Date of the Annual General Shareholders' Meeting: ***May 06, 2001***
Date and number of the minutes of the Annual General Shareholders' Meeting: ***May 11, 2001, No. 12***
Period for declared dividend payment: ***1 year, June 01, 2001 – June 01, 2002***
Form and other terms of declared dividend payment: ***monetary funds, according to the established and approved procedure for dividend payment***
Total dividends paid on all shares of the same category (RUR): ***1,464,765,788.74***
Reasons for non-payment (partial payment): ***no such reasons***

Reporting period: ***2001***
Dividends accrued per one share (RUR): ***0.033***
Aggregate dividends accrued on all shares (RUR): ***1,178,957,849.05***
The issuer's management body, which passed a resolution to pay dividends: ***Annual General Shareholders' Meeting***

Date of the Annual General Shareholders' Meeting: ***March 30, 2002***
Date and number of the minutes of the Annual General Shareholders' Meeting: ***April 05, 2002, No. 13***
Period for declared dividend payment: ***1 year, June 03, 2002 – June 02, 2003***
Form and other terms of declared dividend payment: ***monetary funds, according to the established and approved procedure for dividend payment***
Total dividends paid on all shares of the same category (RUR): ***1,178,957,849.05***
Reasons for non-payment (partial payment): ***no such reasons***

Reporting period: ***2002***
Dividends accrued per one share (RUR): ***0.032***
Aggregate dividends accrued on all shares (RUR): ***1,143,231,831.87***
The issuer's management body, which passed a resolution to pay dividends: ***Annual General Shareholders' Meeting***
Date of the Annual General Shareholders' Meeting: ***March 20, 2003***
Date and number of the minutes of the Annual General Shareholders' Meeting: ***March 24, 2003, No. 14***
Period for declared dividend payment: ***60 days after the date the resolution on payment was passed***
Form and other terms of declared dividend payment: ***monetary funds, according to the established and approved procedure for dividend payment***
Total dividends paid on all shares of the same category (RUR): ***1,143,231,831.87***
Reasons for non-payment (partial payment): ***no such reasons***

Reporting period: ***2003***
Dividends accrued per one share (RUR): ***0.14***
Aggregate dividends accrued on all shares (RUR): ***5,001,639,258.70***
The issuer's management body, which passed a resolution to pay dividends: ***Annual General Shareholders' Meeting***
Date of the Annual General Shareholders' Meeting: ***March 20, 2004***
Date and number of the minutes of the Annual General Shareholders' Meeting: ***March 22, 2004, No. 15***
Period for declared dividend payment: ***from April 1, 2004 till May 19, 2004***
Form and other terms of declared dividend payment: ***monetary funds, according to the established and approved procedure for dividend payment***
Total dividends paid on all shares of the same category (RUR): ***5,001,639,258.70***
Reasons for non-payment (partial payment): ***no such reasons***

Reporting period: ***2004***
Dividends accrued per one share (RUR): ***0.40***
Aggregate dividends accrued on all shares (RUR): ***14,290,397,882.00***
The issuer's administrative body, which passed a resolution to pay dividends: ***Annual General Shareholders' Meeting***
Date of the Annual General Shareholders' Meeting: ***April 30, 2005***
Date and number of the minutes of the Annual General Shareholders' Meeting: ***May 03, 2005, No. 16***
Period for declared dividend payment: ***from May 16, 2005 till June 29, 2005***

Form and other terms of declared dividend payment: ***monetary funds, according to the established and approved procedure for dividend payment***
Total dividends paid on all shares of the same category (RUR): ***14,290,397,882.00***
Reasons for non-payment (partial payment): ***no such reasons***

Category of shares: ***preferred***
Type of shares: ***no type***
Form of shares: ***registered non-documentary***
Dividends on shares of this category (type):

Period: ***2000***
Dividends accrued per one share (RUR): ***0.18***
Aggregate dividends accrued on all shares (RUR): ***1,386,359,682.3***
The issuer's management body, which passed a resolution to pay dividends: ***Annual General Shareholders' Meeting***
Date of the Annual General Shareholders' Meeting: ***May 06, 2001***
Date and number of the minutes of the Annual General Shareholders' Meeting: ***May 11, 2001, No. 12***
Period for declared dividend payment: ***1 year, June 01, 2001 – June 01, 2002***
Form and other terms of declared dividend payment: ***monetary funds, according to the established and approved procedure for dividend payment***
Total dividends paid on all shares of the same category (RUR): ***1,386,359,682.3***
Reasons for non-payment (partial payment): ***no such reasons***

Period: ***2001***
Dividends accrued per one share (RUR): ***0.1***
Aggregate dividends accrued on all shares (RUR): ***770,199,823.5***
The issuer's management body, which passed a resolution to pay dividends: ***Annual General Shareholders' Meeting***
Date of the Annual General Shareholders' Meeting: ***March 30, 2002***
Date and number of the minutes of the Annual General Shareholders' Meeting: ***April 05, 2002, No. 13***
Period for declared dividend payment: ***1 year, June 03, 2002– June 02, 2003***
Form and other terms of declared dividend payment: ***monetary funds, according to the established and approved procedure for dividend payment***
Total dividends paid on all shares of the same category (RUR): ***770,199,823.5***
Reasons for non-payment (partial payment): ***no such reasons***

Period: ***2002***
Dividends accrued per one share (RUR): ***0.096***
Aggregate dividends accrued on all shares (RUR): ***739,391,830.62***
The issuer's administrative body, which passed a resolution to pay dividends: ***Annual General Shareholders' Meeting***
Date of the Annual General Shareholders' Meeting: ***March 20, 2003***
Date and number of the minutes of the Annual General Shareholders' Meeting: ***March 24, 2003, No. 14***
Period for declared dividend payment: ***60 days after the date the resolution on payment was passed***

Form and other terms of declared dividend payment: ***monetary funds, according to the established and approved procedure for dividend payment***
Total dividends paid on all shares of the same category (RUR): ***739,391,830.62***
Reasons for non-payment (partial payment): ***no such reasons***

Period: ***2003***
Dividends accrued per one share (RUR): ***0.16***
Aggregate dividends accrued on all shares (RUR): ***1,232,319,717.60***
The issuer's management body, which passed a resolution to pay dividends: ***Annual General Shareholders' Meeting***
Date of the Annual General Shareholders' Meeting: ***March 20, 2004***
Date and number of the minutes of the Annual General Shareholders' Meeting: ***March 22, 2004, No. 15***
Period for declared dividend payment: ***from April 1, 2004 till May 19, 2004***
Form and other terms of declared dividend payment: ***monetary funds, according to the established and approved procedure for dividend payment***
Total dividends paid on all shares of the same category (RUR): ***1,232,319,717.60***
Reasons for non-payment (partial payment): ***no such reasons***

Period: ***2004***
Dividends accrued per one share (RUR): ***0.607***
Aggregate dividends accrued on all shares (RUR): ***4,675,112,905.44***
The issuer's management body, which passed a resolution to pay dividends: ***Annual General Shareholders' Meeting***
Date of the Annual General Shareholders' Meeting: ***April 30, 2005***
Date and number of the minutes of the Annual General Shareholders' Meeting: ***May 03, 2005, No. 16***
Period for declared dividend payment: ***from May 16, 2005 till June 29, 2005***
Form and other terms of declared dividend payment: ***monetary funds, according to the established and approved procedure for dividend payment***
Total dividends paid on all shares of the same category (RUR): ***4,675,112,905.44***
Reasons for non-payment (partial payment): ***no such reasons***

OJSC "Surgutneftegas" paid 2000 – 2004 dividends in full within the periods fixed for dividend payments. Monetary funds of RUR 190,325 thousand were deposited for the following reasons which were beyond the Company's control: incorrect, incomplete or outdated information on the shareholder's banking details and/or mailing address he/she entered into a registered person's dividends questionnaire. This amount is shown in Line 630 of the balance sheet for the reporting period (Form 1).

8.10. Other data.

The Company's administrative bodies' competence shown in Section 5.1 herein was adjusted to comply with the Company's Charter applied in part not contradicting the effective legislation of the Russian Federation.

The amounts of fractions in Charter Capitals are rounded to four decimal places.

APPENDIX 1

Accounting Statements as of 30.09.2005

BALANCE SHEET

		Codes
	Form № 1 by OKUD	0710001
as of **September 30, 2005**	Date (year, month, day)	
Company: **OJSC "Surgutneftegas"**	by OKPO	05753490
Taxpayer identification number	INN	8602060555
Type of activity: **oil production**	by OKVED	11.10.11
Form of legal organization / form of ownership: **Open Joint Stock Company**	by OKOPF/OKFS	47/16
Unit of measure: **thousand rubles**	by OKEI	384

Assets	Line code	The reporting year beginning	The reporting period end
1	2	3	4
1. Non-current assets			
Intangible assets	110	179,728	154,719
Fixed assets	120	300,673,051	285,168,456
Construction in progress	130	11,710,081	16,460,233
Profitable investments in material values	135		
Long-term financial investments	140	125,207,022	126,172,062
Deferred tax assets	145	695,834	588,976
Other non-current assets	150	4,912,397	5,843,127
Total for Section I		443,378,113	434,387,573
II. Current assets			
Stocks	210	16,009,588	16,586,915
including:			
raw materials, materials and other similar values	211	13,195,552	13,847,133
livestock	212		
expenses for goods in process	213	36,180	431,929
commodities and goods for resale	214	1,362,288	1,143,144
goods shipped	215	1,103	
deferred expenses	216	270,519	300,659
other reserves and expenses	217	1,143,946	864,050
VAT for acquired values	220	1,527,465	2,358,277
Accounts receivable (payment expected in over 12 months after the reporting date)	230	1,696,981	1,891,705
including: buyers and customers	231	9,272	9,272
Accounts receivable (payment expected within 12 months after the reporting date)	240	32,744,914	55,003,831
including: buyers and customers	241	24,235,392	48,116,465
Short-term financial investments	250	57,904,121	77,134,665
Cash funds	260	1,733,954	887,013
Other current assets	270	140,575,749	184,071,833
Total for Section II	290	252,192,772	337,934,239
Balance	300	695,570,885	772,321,812

Liabilities	Line code	The reporting year beginning	The reporting period end
1	2	3	4
III. Capital and reserves			
Charter capital	410	*43,427,993*	*43,427,993*
Own shares, bought back from shareholders	411		
Additional capital	420	*422,116,965*	*421,325,815*
Reserve capital	430	*6,514,198*	*6,514,198*
including: reserves formed in compliance with legislation	431	*6,514,198*	*6,514,198*
reserves formed in compliance with charter documents	432		
Prior year profit (uncovered loss)	460	*187,299,144*	*169,124,783*
Reporting year retained profit (uncovered loss)	470		*87,113,674*
Total for Section III	490	***659,358,300***	***727,506,463***
IV. Long-term liabilities			
Borrowings and loans	510	*1,573,387*	*1,610,590*
Deferred tax liabilities	515	*3,924,892*	*5,156,019*
Other long-term liabilities	520		
Total for Section IV	590	***5,498,279***	***6,766,609***
V. Short-term liabilities			
Borrowings and loans	610	*4,900,448*	*4,767,119*
Accounts payable	620	*17,380,091*	*26,221,303*
including:			
suppliers and contractors	621	*2,274,986*	*3,155,765*
due to employees	622	*4,806,114*	*1,632,048*
due to state non-budget finds	623	*335,584*	*370,207*
due in taxes and charges	624	*6,999,991*	*17,938,682*
other creditors	625	*2,963,416*	*3,124,601*
Profit payment due to participants (constitutors)	630	*71,774*	*190,325*
Deferred income	640	*5,410,514*	*4,613,474*
Deferred expenditure reserves	650	*2,951,479*	*2,256,519*
Other short-term liabilities	660		
Total for Section V	690	***30,714,306***	***38,048,740***
Balance	700	***695,570,885***	***772,321,812***

PROFIT AND LOSS ACCOUNT

		Codes
	Form № 2 by OKUD	0710002
for **9M2005**	Date (year, month, day)	
Company: **OJSC "Surgutneftegas"**	by OKPO	05753490
Taxpayer identification number	INN	8602060555
Type of activity: **oil production**	by OKVED	11.10.11
Form of legal organization / form of ownership: **Open Joint Stock Company**	by OKOPF/OKFS	47/16
Unit of measure: **thousand rubles**	by OKEI	384

Item	Code	For the reporting period	For the same period of the previous year
1	2	3	4
Revenues and expenses for ordinary activities			
(Net) Proceeds from sales of goods, products, works, services (less VAT, excise duties and similar compulsory payments)	010	*319,630,108*	*210,908,630*
Cost of goods, products, works, services sold	020	*(193,059,576)*	*(118,124,205)*
Gross profit	029	*126,570,532*	*92,784,425*
Commercial expenses	030	*(16,775,734)*	*(12,174,718)*
Management expenses	040		
Sales profit (loss)	050	***109,794,798***	***80,609,707***
Other revenues and expenses			
Interests receivable	060	*3,120,400*	*1,980,920*
Interests payable	070	*(22,621)*	*(24,219)*
Income from participation in other organizations	080	*115,408*	*83,064*
Other operating revenues	090	*172,322,985*	*118,308,990*
Other operating expenses	100	*(177,304,938)*	*(125,301,900)*
Non-sales revenues and expenses			
Non-sales revenues	120	*17,014,219*	*8,863,712*
Non-sales expenses	130	*(10,516,928)*	*(8,551,957)*
Profit (loss) before tax	140	***114,523,323***	***75,968,317***
Deferred tax assets	141	*(106,858)*	*338,029*
Deferred tax liabilities	142	*(1,231,127)*	*(561,846)*
Current profit tax	150	*(26,060,097)*	*(16,719,457)*
Compulsory payments from profit	151	*(11,567)*	*(22,754)*
Reporting year retained profit (loss)	190	***87,113,674***	***59,002,289***
For information only.			
Non-variable tax liabilities (assets)	200	*4,355,056*	*1,961,073*
Base profit (loss) per share			
Diluted profit (loss) per share			

APPENDIX 2

"Accounting Policy of OJSC "Surgutneftegas" for 2005 for Accounting Purposes"

1. INTRODUCTION

1.1. The aim of the Regulations "Accounting Policy of OJSC "Surgutneftegas" for 2005 for Accounting Purposes" is to ensure the unity of accounting principles in the Company as a whole and in its structural units and the reliability of the accounting statements.

1.2. The present Regulations comply with the accounting legislation of the Russian Federation. The Accounting Policy of OJSC "Surgutneftegas" (hereinafter referred to as the Company) has been formed in compliance with the following regulatory legal acts and regulatory documents:

Federal Law No. 129-FZ "On Accounting" of November 21, 1996 (as amended by Federal Law No. 86-FZ of June 30, 2003);

Federal Law No. 173-FZ "On Currency Regulation and Exchange Control" of December 10, 2003 (as amended by Federal Law No. 58-FZ of June 29, 2004);

Accounting and Reporting Regulations in the Russian Federation approved by Order No. 34n of the Ministry of Finance of the Russian Federation of July 29, 1998 (as amended by Order No. 31n of the Ministry of Finance of the Russian Federation of March 24, 2000);

Account card for accounting of business and financial activity of enterprises approved by Order No. 94n of the Ministry of Finance of the Russian Federation of October 31, 2000 (as amended by Order No. 38n of the Ministry of Finance of the Russian Federation of May 7, 2003);

Accounting Regulations "Accounting Policy of an Enterprise" PBU 1/98 approved by Order No. 60n of the Ministry of Finance of the Russian Federation of December 9, 1998 (as amended by Order No. 107n of the Ministry of Finance of the Russian Federation of December 30, 1999);

Accounting Regulations "Capital Construction Contracts (Agreements) Accounting" PBU 2/94 approved by Order No. 167 of the Ministry of Finance of the Russian Federation of December 20, 1994;

Accounting Regulations "Accounting of Assets and Liabilities, the Cost of Which is Expressed in Foreign Currency" PBU 3/2000 approved by Order No. 2n of the Ministry of Finance of the Russian Federation of January 10, 2000;

Accounting Regulations "Accounting of an Enterprise" PBU 4/99 approved by Order No. 43n of the Ministry of Finance of the Russian Federation of July 6, 1999;

Accounting Regulations "Inventory Accounting" PBU 5/01 approved by Order No. 44n of the Ministry of Finance of the Russian Federation of June 9, 2001;

Methodological Instructions on Inventory Accounting approved by Order No. 119n of the Ministry of Finance of the Russian Federation of December 28, 2001 (as amended by Order No. 33n of the Ministry of Finance of the Russian Federation of April 23, 2002);

Methodological Instructions on Special Tools, Special Devices, Special Equipment and Special Clothes Accounting approved by Order No. 135n of the Ministry of Finance of the Russian Federation of December 26, 2002;

Accounting Regulations "Fixed Assets Accounting" PBU 6/01 approved by Order No. 26n of the Ministry of Finance of the Russian Federation of March 30, 2001 (as amended by Order No. 45n of the Ministry of Finance of the Russian Federation of May 18, 2002);

Methodological Instructions on Fixed Assets Accounting approved by Order No. 91n of the Ministry of Finance of the Russian Federation of October 13, 2003;

Accounting Regulations "Events after Reporting Date" PBU 7/98 approved by Order No. 56n of the Ministry of the Russian Federation of November 25, 1998;

Accounting Regulations "Conventional Facts of Economic Activity" PBU 8/01 approved by Order No. 96n of the Ministry of Finance of the Russian Federation of November 28, 2001;

Accounting Regulations "Income of an Enterprise" PBU 9/99 approved by Order 32n of the Ministry of Finance of the Russian Federation of May 6, 1999 (as amended by Order No. 27n of the Ministry of Finance of the Russian Federation of March 30, 2001);

Accounting Regulations "Expenses of an Enterprise" PBU 10/99 approved by Order 33n of the Ministry of Finance of the Russian Federation of May 6, 1999 (as amended by Order No. 27n of the Ministry of Finance of the Russian Federation of March 30, 2001);

Accounting Regulations "Information on Affiliated Parties" PBU 11/2000 approved by the Order No. 5n of the Ministry of Finance of the Russian Federation of January 13, 2000 (as amended by Order No. 27n of the Ministry of Finance of the Russian Federation of March 30, 2001);

Accounting Regulations "Information on Segments" PBU 12/2000 approved by the Order No. 11n of the Ministry of Finance of the Russian Federation of January 27, 2000;

Accounting Regulations "State Aid Accounting" PBU 13/2000 approved by the Order No. 92n of the Ministry of Finance of the Russian Federation of October 16, 2000;

Accounting Regulations "Intangible Assets Accounting" PBU 14/2000 approved by the Order No. 91n of the Ministry of Finance of the Russian Federation of October 16, 2001;

Accounting Regulations "Accounting of Loans and Borrowings and Expenses for Servicing Thereof" PBU 15/01 approved by the Order No. 60n of the Ministry of Finance of the Russian Federation of August 2, 2001;

Accounting Regulations "Information on Discontinuing Operations" PBU 16/02 approved by the Order No. 66n of the Ministry of Finance of the Russian Federation of July 2, 2002;

Accounting Regulations "Research, Development and Engineering Work Cost Accounting" PBU 17/02 approved by the Order No. 115n of the Ministry of Finance of the Russian Federation of November 19, 2002;

Accounting Regulations "Profit Tax Payments Accounting" PBU 18/02 approved by the Order No. 114n of the Ministry of Finance of the Russian Federation of November 19, 2002;

Accounting Regulations "Financial Investments Accounting" PBU 19/02 approved by the Order No. 126n of the Ministry of Finance of the Russian Federation of December 10, 2002;

Accounting Regulations "Information on Participation in Joint Activity" PBU 20/03 approved by the Order No. 105n of the Ministry of Finance of the Russian Federation of November 24, 2003;

Order No. 67n of the Ministry of Finance of the Russian Federation "On Accounting Forms of an Enterprise" of July 22, 2003;

Instructions for Inventory Accounting of Property and Financial Liabilities approved by Order No. 49 of the Ministry of Finance of the Russian Federation of June 13, 1995;

Tax Code of the Russian Federation;

as well as other normative documents adopted in compliance with the current legislation of the Russian Federation.

1.3. The Company conducts business accounting on the basis of the Unified Operational Account Card for structural units working with IS R/3 and ATK BU for 2005 (Appendices 1, 2).

1.4. The order of application of regulatory legal acts and regulatory documents and interaction between the structural units are set forth in the following documents:

1.4.1. The company's regulations showing specific features of business transactions accounting:

Regulations "Capital Construction Costs Accounting in the Company";

Regulations "Fixed Assets Accounting in the Company";

Regulations "Intangible Assets Accounting";

Regulations "Research, Development and Engineering Work Cost Accounting, Non-Capital Operations Related to Development of Technology, Design and Survey Work in the Company";

Regulations "Accounting of Inventories and Equipment for Installation in the Company";

Regulations "Accounting of Petroleum Products Manufactured on Give-and-Take Basis";

Regulations "Accounting of Oil, Gas and Gas Processed Products Production and Sales";

Regulations "Accounting of Export-Related Transactions";

Regulations " Exchange Transactions Accounting Related to Foreign Economic Activity. Import Transactions Accounting";

Regulations "Profit Tax Payments Accounting";

Regulations "Accounting of Treatment Courses (Vouchers) Sales";

Regulations "Lubricants Accounting in the Company's Structural Units";

Regulations "Cable Usage Recording in the Surgut Central Production Support Base for Renting and Repairing Electrical Submersible Tools";

Regulations "Accounting of Works Performed, Services Rendered and Some Services Used";

Regulations "Tax Charges Shown in Accounts";

Regulations "Characteristic Features of Housing and Utility Services Accounting";

Regulations "Characteristic Features of Business Transactions in the Trading and Catering Division";

Regulations "Accounting in Health Trust "Surgut";

Regulations "Accounting in Sanatorium "Kedrovy Log".

1.4.2. Internal documents of the Company

1.5. All business transactions that do not have characteristic features to be shown in the accounts of the Company and have not been described in the accounting regulations adopted by the Company are to be shown in compliance with regulatory legal acts for business and tax accounting.

1.6. The methods of business accounting adopted by the Company while drawing the present accounting policy have been in use during 2005 and are obligatory for all structural units of the Company and its headquarters.

1.7. The accounting policy is amended in the cases of reorganization of the enterprise (merger, split, takeover), internal structural reorganizations, ownership changes, changes in the laws of the Russian Federation or in normative regulating of accounting in the Russian Federation, development of new methods of business accounting.

The accounting policy may be amended if methods of business accounting are approved for the business events that are either essentially different from the events recorded earlier or experienced by the Company for the first time.

2. ORGANIZATIONAL STRUCTURE OF OJSC "SURGUTNEFTEGAS"

2.1. The Company is a legal entity established to carry out activities provided by the Charter. The Company is an independent accounting entity and has structural units, which form an integral part of the Company:

2.11. Structural units are non-legal subdivisions of the Company that form a constituent part of the Company and use both the common settlement account and their own settlement accounts with banks. The structural units carry out their activities in compliance with the approved Regulations on Structural Units.

2.1.2. Core structural units are subdivisions engaged in oil and gas production, providing conditions for oil and gas production and equipment maintenance (Appendix 3).

2.1.3. Servicing units are structural units which get profit by rendering their services in housing, social and cultural sphere (Appendix 3).

2.1.4. Construction structural units are units through which the Company invests in construction of facilities for the Company's needs (Appendix 3).

2.1.5. Non-core structural units are trading and printing subdivisions (Appendix 3).

2.1.6. Non-production sector includes entities (installations) of structural units which do not get profit; their expenses are included in non-sales expenses (account 91).

2.2. The Company's headquarters carries out the general management of the Company's operations. It includes a number of administrative and management services fulfilling the centralized functions to support the Company's financial and economic activity. The headquarters draws up consolidated accounting statements that show the property status and the financial position of the Company as of a certain reporting date and are presented in the established order for internal and external public use.

2.3. Structural units act for and on behalf of the Company within the limits set forth in the Regulations on Structural Units and possess settled property belonging to the Company. The Company is responsible for the activity of its structural units.

2.4. Heads of structural units are appointed by Director General of the Company and act on the basis of the Regulations on Structural Units and powers of attorney granted to them.

3. PRIORITY TASKS OF BUSINESS ACCOUNTING OF THE COMPANY

3.1. The priority tasks of business accounting of the Company should include the following:

to form complete and reliable information on the Company's activity and its property status, which is necessary for external and internal users of accounting reports;

to use material, labor and financial resources in compliance with the approved norms and estimates;

to prevent negative results of economic activity and to find internal reserves to maintain financial stability;

to regulate the mechanism of transfer of expenses, work, services and inventory holdings from one structural unit to another;

to ensure higher efficiency of accounting information on revenues and expenses of the Company in the context of different kinds of activity and structural units;

3.2. To carry out these tasks, the following rules are established:

3.2.1. The financial results (profit and loss) of operating activities and estimations of the balance sheet for the reporting period according to the rules adopted in compliance with the legislation in force are recorded by the Company's headquarters in the centralized order.

3.2.2. The cost of gross and tank oil and gas produced by the Company and petroleum products manufactured on the give-and-take basis are set by the headquarters; the cost is then allocated among the kinds of manufactured products according to the order established in the Regulations "Accounting of Oil and Gas Production and Sales" and the Regulations "Accounting of Petroleum Products Manufactured on Give-and-Take Basis".

3.2.3. When some structural units of the Company use work, services and inventories of the other structural units of the Company (both with and without their own settlement accounts) to perform the whole range of activities, this is considered to be intraproductive turnover (without VAT charged).

3.2.4. Intraproductive turnover between structural units (both with and without their own settlement accounts) are not shown in the Company's consolidated balance sheet.

4. ORGANIZATIONAL ASPECTS OF THE ACCOUNTING POLICY

4.1. Fixed Assets Accounting:

4.1.1. Fixed assets include assets which are used to manufacture products, perform works and render services or for administrative needs, having useful life of more than 12 months, not intended for further resale and able to provide economic benefit (bring income) in the future.

Fixed assets are shown in the accounting records on the basis of a Fixed Assets Acceptance Act approved by a senior manager, in compliance with the All-Russia Classifier of Fixed Assets according to the rules set forth in the Company's Order No. 294 "On the Order of Keeping Records in the Reference Book of Fixed Assets Items".

4.1.2. Historical cost of fixed assets acquired for money (including used fixed assets) is considered to be the sum of actual costs of acquisition, construction and manufacturing, excluding VAT and other reimbursable taxes and charges.

Fixed assets are recorded on an item-by-item basis in figures rounded off to rubles. When the cost is written off from Account 08 "Investments in Non-Current Assets" to Account 01 "Fixed Assets", the round-off difference is to be put to Account 91 "Other Revenues and Expenses" as operating revenues and expenses.

4.1.3. Fixed assets received on a gratis basis under deeds of gift are recorded at their market value as of the date of their recording. Market value is the sum of money which may be raised as a result of selling the said asset as of the date of its recording.

Market value may be defined using data on prices for similar fixed assets received in the written form from manufacturers, government statistics bodies and trade inspections published in mass media and specialized books; data of expert examinations (e.g., appraisers' opinions) may also be used.

When receiving fixed assets on a gratis basis, one should take into account the fact the Article 575 of the Civil Code of the Russian Federation does not allow items with the value exceeding 5 minimum wages to be given as a gift from one commercial organization to another.

Fixed assets are recorded from the credit side of Account 08 "Investments in Non-Current Assets". The sum is initially reflected on the debit side of Account 08 in correspondence with the credit side of Account 98 "Deferred Revenues". The cost of fixed assets received on a gratis basis is recorded in correspondence with the debit side of Account 98 as part of non-sales revenues as depreciation progresses (to its extent).

4.1.4. Historical cost of fixed assets received as non-monetary payment for additional shares of the Company being placed is considered to be their money value agreed upon by the Company's Board of Directors.

Fixed assets entered as non-monetary payment for additional shares of the Company being placed are recorded in the debit side of Account 08 "Investments in Non-Current Assets" in correspondence with the credit side of Account 75 "Settlements with Constitutors".

The cost of fixed assets entered as contributions to the charter capital forms the charter capital of the Company, is shown in the accounts in the debit side of the constitutors settlement account (Account 75) in correspondence with the credit side of the charter capital records (Account 80).

4.1.5. Charges for delivery of fixed assets either purchased or contributed to the charter capital or received under deeds of gift (on a gratis basis) or under contracts stipulating non-monetary discharge of obligations, and charges for bringing them to operational status are considered to be capital costs and included in the historical cost of a fixed asset.

Expenses of structural units directly related to delivery of equipment and other fixed assets incurred at the request of another structural unit, e.g. traveling expenses, are transferred to the requesting party not later than three days after the day they were incurred to be further included in the cost of fixed assets.

4.1.6. Fixed assets not recorded and later found during inventory are recorded at their market value and shown in the debit side of fixed assets account (01) in correspondence with the non-sales revenues sub-account (Account 91).

4.1.7. Fixed assets received under lease contracts are included in the off-balance account 001 "Leasehold Fixed Assets" before the transfer of title at the cost specified in a lease contract.

Costs of completion, reconstruction and modernization of leasehold fixed assets if capitalized with a lessee under the contract are shown as investments in non-current assets.

4.1.8. The cost of fixed assets which have not been actually received but whose title has passed to the Company is shown in Sub-account 08 "Investments in Non-Current Assets/Fixed Assets in Transit".

4.1.9. Historical cost of fixed assets remains invariable except for the following cases: revaluation (as of January 1 of the reporting year) of fixed assets according to the indexes published by Russian Statistics Agency or

by direct recalculation at documented market prices; completion; reconstruction; modernization; installation of auxiliary equipment; partial liquidation.

The amount of additional assessment of fixed assets resulting from revaluation is entered in additional capital. Revaluation amount equal to reduced assessment of this fixed asset performed within preceding valuation intervals and put as expenses to Account 84 "Retained Earnings (Uncovered Loss)" is put as profit to Account 84 of the reporting period.

The amount of reduced assessment of fixed asset is put to Account 84. The amount of reduced assessment of fixed asset is put to additional capital reduction resulting from the amount of additional assessment of such fixed asset performed within preceding valuation intervals out of additional capital. Excess of the amount of reduced assessment over the amount of its additional assessment included in additional capital as a result of revaluation performed during the previous years is put to Account 84.

4.1.10. Documents concerning property accounting, i.e. commissioning, purchase, sale, transfer of property on a gratis basis or for compensation, are to be kept permanently.

4.1.11. Historical cost of fixed assets purchased after 01.01.2002 is redeemed through depreciation under the straight-line method in conformity with depreciation rates calculated on the bases of useful life of such fixed asset determined at the moment when such fixed asset is reported relying on periods of corresponding depreciation groups and the list of fixed assets approved by Enactment No. 1 of the Government of the Russian Federation "On classification of fixed assets included in depreciation groups" of January 1, 2002, taking into account their operation in hostile environment and increased shift-working arrangement.

Useful life of those fixed assets which are not included in the above list is determined according to their specifications or manufacturers' recommendations.

4.1.12. Historical cost of fixed assets purchased before 01.01.2002 is redeemed similarly through depreciation under the straight-line method in conformity with depreciation rates for full recovery set earlier in accordance with Enactment No. 1072 of the of the Council of Ministers of the USSR of October 22, 1990.

4.1.13. Fixed assets depreciation is charged starting from the first day of the month following the month when those fixed assets were entered in the accounting records, including those in stock (reserve), either till the cost is redeemed in full or till their retirement according to a decision of the Company's Central Permanent Commission on write-off of fixed assets and intangible assets.

Depreciation on fixed assets in the warehouses of the Central Pipe Control Shop, the Plant for Equipment Completion, Production and Technical Services, which have been purchased to provide structural units, and on fixed assets in stock in structural units is put to Account 91 "Other Revenues and Expenses" as operating expenses.

Fixed assets at the cost of less than RUR 10,000 per item, books, brochures and other similar items of library stock irrespective of their cost are subject to 100% depreciation in the month when they come into use.

The cost of books, brochures and other similar items not belonging to the library stock of structural units is subject to writing off in the month when they come into use.

4.1.14. The following fixed assets are not depreciated:

lands and natural objects;

livestock, deer;

housing stock items (excluding those in commercial use);

specialized navigation facilities;

fixed assets (including wells) frozen for more than three months as instructed by Director General of the Company;

within the period of fixed assets recovery which exceeds 12 months.

4.1.15. Housing stock items, livestock and deer are depreciated at the end of the year in the off-balance accounts according to the Company's account card.

4.1.16. Transfer of fixed assets from one structural unit to another is made on the basis of the Company's instruction, considered to be internal transfer and requires a delivery and acceptance act (a waybill) of Form SNG-OS1NU. At the end of the year a verification act on fixed asset internal transfer is drawn up to Form 11 "Information on availability and circulation of fixed assets and other non-financial assets" approved by Enactment No. 63 of the State Statistics Committee of the Russian Federation of June 27, 2003 (as amended by Enactment No. 29 of the Federal State Statistic Service of July 15, 2004).

4.1.17. Unserviceable fixed assets with full or partial depreciation are written off by the structural units in the order stipulated by the order of OJSC "Surgutneftegas" "On order of writing-off of fixed assets and intangible assets"

Revenues and expenses connected with writing-off of fixed assets are shown as operating revenues and expenses.

4.1.18. In case of retirement of fixed assets, amounts of its additional assessment are transferred from additional capital to retained earnings (Account 84).

4.1.19. Historical cost of fixed assets contributed by the Company as part of the charter (reserve) capital of other organizations is considered to be their money value agreed upon by the constitutors (participants) of the organization unless otherwise stipulated by the law of the Russian Federation.

4.2. Intangible Assets Accounting:

4.2.1. The Company's intangible assets are recorded and accounted in compliance with the Regulations "Intangible Assets Accounting in OJSC "Surgutneftegas".

4.2.2. The cost of intangible assets is redeemed through depreciation under the straight-line method within the fixed period of their useful life. If it

is impossible to determine the useful life of intangible assets, depreciation rates are deemed to be 20 years.

4.3. Inventory Accounting:

4.3.1. Purchased inventories (except for goods) are recorded on the basis of their book prices equal to actual expenses known at the moment when they are entered in the accounting records and subject to tax accounting. Inventories procurement and acquisition are shown in the records using Account 15 "Material Values Procurement and Acquisition" and Account 16 "Material Values Cost Variance".

Expenses related to inventory acquisition incurred after the inventories had been recorded are put to Account 16 "Material Values Cost Variance".

Determination of the cost of purchased goods is set forth in the Regulations "Characteristic Features of Business Transactions in the Trading and Catering Division".

4.3.2. Cost of inventories purchased in foreign currency as part of import is determined in rubles based on the exchange rate of the Central Bank of Russia as of the date when the title for purchased inventories is transferred. Cost of inventories also includes documented custom expenses, duties and fees, delivery, loading and storage expenses and other services. VAT paid to customs authorities for inventories purchased is included in settlements with the budget in accordance with the applicable procedure.

4.3.3. Commodities produced by the Company are entered at target calculated prices set by the Economic Planning Division of the Company except for manufactured fixed assets (including equipment) which are shown on the accounting records at actual costs.

Difference between actual manufacturing costs of commodities and the cost of commodities based on target calculated prices is included in Account 43 "Commodities", in separate sub-accounts "Variance between Actual Costs of Commodities and Book Value". Difference between actual costs of products manufactured in-house for the Company's own needs entered in the sub-accounts of Account 10 and the cost of products manufactured in-house at target calculated prices is included in Account 16 "Variance in Costs of Products Manufactured In-house".

4.3.4. Expenses connected with paid inventories the title on which has not been transferred according to concluded agreement are shown in the debit side of the accounts.

4.3.5. If inventories the title on which has not been transferred according to concluded agreement have actually been received, these inventories are impounded and recorded in the off-balance Account 002.

4.3.6. Paid but not received materials and equipment for installation, which needs to be mounted, the title on which has been transferred to the Company are entered in the accounting records in the debit side of Account 15 of the sub-account "Inventories in Transit", goods are entered in Account 41 "Goods in Transit" on the basis of the documents confirming the transfer of the title.

4.3.7. Inventories received with invoices missing are recorded from Account 15 of the sub-account "Non-Invoiced Deliveries from Third-Party Suppliers". The balance of this sub-account is shown in the Liabilities of the balance sheet as part of accounts payable to suppliers and contractors (Line 621).

Inventories received from structural units but not transferred in accordance with the applicable procedure are recorded from Account 15 of the sub-account "Non-Invoiced Deliveries from Structural Units", the balance of which is shown in the Assets of the balance sheet as part of stocks (Line 211).

Inventories with non-invoiced deliveries are recorded at prices stipulated by contracts; if such prices are unavailable, they are recorded at prices of the last delivery. After accounting documents for non-invoiced deliveries have been received, the difference between the book price and the actual cost is put to Account 16 "Variance in Costs of Material Values/Expenses Subject to Tax Accounting".

4.3.8. Inventories received under deeds of gift or on a gratis basis are recorded at their current market value as of the date they are entered in the accounting records from Account 98 "Deferred Income". The cost of inventories received on a gratis basis is shown as part of non-sales revenues as they are written off to production or in any other way retired from the Company's balance sheet. Current market value is the sum of money which may be raised as a result of selling the said assets as of the date of their recording.

4.3.9. Parts, components and units of a fixed asset being disposed of that may be used to repair other fixed assets and other materials are entered at the value determined according to the procedure set by the Company as part of inventories from the operating revenues account (91).

4.3.10. Equipment and tools are written off the balance sheet as they are put into operation, electrical equipment is excluded. A requisition (bill) for equipment, tools and fixtures to be put into operation (form SNG M-112) is the basis for writing off. At the same time, equipment and tools in operation are recorded on a real-time basis in the off-balance account 012 "Inventories in Operation". Equipment and tools out of service are written off on the basis of write off reports for work wear, equipment and fixtures (form SNG M-111a) provided by accountable persons.

The cost of electrical equipment is attributed to the cost of production of goods (works, services) after the experts have given their opinion that such electrical equipment is unfit for further service.

4.3.11. The cost of drill pipes put into operation are written off to their cost of production in equal proportions during their operating life in accordance with the standards approved by the Deputy Director General in Drilling.

4.3.12. Employees are provided with work wear, special footwear and personal protective equipment in accordance with "Standards of free distribution of certified personal protective equipment to employees of Open Joint Stock Company "Surgutneftegas", its subsidiaries and affiliated

companies" approved by Enactment No. 24 of the Ministry of Labor and Social Development of the Russian Federation of March 2, 2004.

Work wear with operating life of less than 12 months and work wear with operating life of more than 12 months at the value of RUR 10,000 or less is written off to the cost of production of goods (works, services) in the month when it was put into operation (distributed to employees). Work wear with operating life of more than 12 months at the value of over RUR 10,000 is written off to the cost of production in equal proportions during its operating life according to the standards.

The cost of work wear distributed in excess of the set standards is attributed to Account 91 "Other Revenues and Expenses" as operating expenses.

4.3.13. Inventories (except for goods recorded at their selling value) are written off to production or in any other way retired at their average cost of production.

4.3.14. Variances in the cost of materials, products manufactured by the Company and commodities are written off in the order set forth in the Regulations "Accounting of Inventories and Equipment for Installation in the Company".

4.4. Property Accounting:

4.4.1. Historical cost of property acquired in exchange for some other property (other than cash) is considered to be the cost of property transferred or subject to transfer. The cost of property transferred or subject to transfer is based on the price being a usual benchmark for the cost of similar property under similar circumstances.

4.4.2. Sum differences resulting from property acquisition, its delivery and storage are included in the part of non-current assets before they are recorded in the cost of non-current assets; after they have been recorded, they are included in operating revenues and expenses (Account 91; in the part of current assets they are put to Account 15 "Material Values Procurement and Acquisition" and later written off to Account 16 "Material Values Cost Variance".

4.4.3. Expenses related to the procurement and utilization of loans and borrowings (interests, discounts, exchange rate differences, additional costs) to acquire property incurred before such property has been entered in the accounting records are included in the cost of the property; these expenses are reported at Account 91 as part of other expenses as operating expenses after the property has been entered in the accounting records (Item 15 PBU 15/01).

4.5. Financial Investments Accounting:

4.5.1. Financial investments are entered in the accounting records pursuant to the law in force.

4.5.2. Financial investments are recorded at their historical cost. Historical cost of financial investments acquired for money is the sum of the

Company's actual costs of their acquisition, excluding Value Added Tax and other recoverable taxes (except for cases provided for by the tax law of the Russian Federation.

In case the costs of acquisition of financial investments such as securities are not significant (except for amounts paid to a buyer under a contract) compared to the amount paid to a buyer under a contract, such costs are considered to be other operating expenses in the reporting period in which these securities were recorded.

4.5.3. Analytical securities accounting is based on categories and types.

4.5.4. Financial investments with current market value that may be determined are shown in the accounting records as of the end of a reporting year at their current market value. The difference between the assessment of financial investments at their current market value as of the end of a reporting year and the previous assessment of financial investments for accounting purposes are attributed to financial results as part of operating revenues or expenses.

4.5.5. When financial investments with current market value that can not be determined are retired, their value is determined on the basis of the historical cost of each unit of financial investments accounting.

4.5.6. Securities that are neither beneficially owned by the Company nor owned under full economic management nor on the basis of operating control rights but are in use of the Company or at its disposal under a contract are entered in the accounting records as per their assessment stipulated by the contract. When they are retired, their cost is determined on the basis of historical cost of each unit.

4.5.7. Return on financial investments are recognized as revenues from ordinary activities.

4.5.8. As to debt securities with current market value that can not be determined, the difference between historical cost and par value during their maturity is shown in equal proportions as operating revenues or expenses subject to their yield under terms and conditions of the issue.

4.6. Formation and Use of Reserves:

For vacation payments to be evenly included in deferred expenses accounting, the following reserving method is used: each structural unit, irrespective of its type of activity, monthly forms a reserve for future vacation payments. Vacation payments reserve is formed for those categories of employees whose salaries are subject to tax accounting.

To this effect, the Economic Planning Division of the Company makes a special estimation which specifies the rates of monthly deductions to the said reserve for the Company. Besides, there are estimations for each structural unit on the basis of the estimated sum of expenses for vacation payments for a specific year, including the amount of the Unified Social Tax on such expenses except for compulsory retirement insurance contributions. Estimations for each structural units are approved by the Economic Planning Division of the Company. Monthly deductions to the vacation payments reserve are determined on the basis of the set rates and actually paid

compensations on types of payments taken into account when average earnings are calculated for vacation payments purposes.

The limit of deductions and the rates of monthly deductions to the above reserve for each structural unit are set in accordance with Appendix 4.

The balance of the reserve at the end of a reporting year is subject to compulsory inventory based on the number of unused vacation days, average daily compensation (taking into account The Order of Average Earnings Calculation for Vacation Payments Purposes) of all employees of a structural unit, whose salaries are taken into account for profit tax calculation purposes, and compulsory allocations of the Unified Social Tax except for compulsory retirement insurance contributions. The inventory is carried out according to the procedure set forth in Appendix 5.

The balance at the end of a reporting year is adjusted in line with the inventory results from the cost of production of goods (works, services).

In case an employee moves from one structural unit to another, compensation for an unused vacation is to be transferred via the Settlement Center of Financial Division with a letter of advice in the form of reserve to a new place of employment.

4.7. Cost Formation:

4.7.1. All expenses incurred by structural units in the course of their financial and economic activities are attributed to the cost of production of the corresponding goods (works, services).

4.7.2. The cost of goods produced, services rendered and works performed includes reasonably incurred and documented expenses. The cost of gross and tank oil and gas produced by the Company is determined by the Company's headquarters. Unified requirements for oil and associated gas cost accounting and allocation of costs among oil and associated gas costs are set forth in the Regulations "Accounting of Oil and Gas Production and Sales".

Separate accounting of the costs of production of goods, the VAT rate on which is equal to 0, is carried out in the order set forth in the Regulations "Accounting of Oil and Gas Production and Sales".

4.7.3. Accounting of the costs of production and marketing of petroleum products manufactured from oil supplied on give-and-take basis is set forth in the Regulations "Accounting of Petroleum Products Manufactured on Give-and-Take Basis".

4.7.4. Expenses incurred within the current month but relating to the future periods are shown in Account 97 "Deferred Expenses" and included in the cost of the goods (works, services) of the reporting period they relate to (seasonal works, pre-production costs, license acquisition expenses, expenses incurred by new plants which have not started to manufacture goods or render services, charges for advertisements being placed for more than one month, charges for the acquisition of rights to use computer programs and databases, charges for upgrading computer programs and databases, etc.).

If the participation in the competition (tender) didn't result in the license agreement, expenses related to licensing are subject to writing-off to Account 91 "Other Revenues and Expenses".

4.7.5. Compulsory and voluntary insurance expenses (non-state retirement insurance) are included in the cost of production in the month when the Company transferred funds under a contract. Expenses for property and personal insurance are shown in the accounting records in the order set forth in the Regulations "Property and Personal Insurance Transactions Accounting".

4.7.6. The Central Pipe Control Shop and the Plant for Equipment Completion, Production and Technical Services show their expenses connected with the type of production "Material Resources Support Production". These expenses are monthly allocated in proportion to the cost of property (adjusted to returned property) given to structural units and are transferred to structural units not later than on the 8th of the month following the reporting month.

These expenses except for expenses related to the cost of equipment for installation are included by the headquarters in general running costs as part of an element not subject to tax accounting; in the Trading and Catering Division they are included in selling expenses at trading depots and warehouses as part of an element not subject to tax accounting; in the other structural units they are included in general production costs as part of an element not subject to tax accounting.

The share of expenses related to the cost of equipment for installation are included in storage and relocation expenses for equipment for installation not subject to tax accounting (Account 07/03).

4.7.7. Advertising costs and entertainment expenses are included in selling expenses recorded in Account 44 "Selling Expenses". At the end of each month, all core structural units transfer advertising costs and entertainment expenses accrued at Account 44 to the Company's headquarters; non-core structural units and servicing units include such costs and expenses in the cost of sales (Account 90) according to their types of activities; construction structural units include these expenses in Type of Production 25020 "General Production Costs".

4.7.8. Expenses for research, development and engineering work (hereinafter referred to as R&D) are monthly accumulated on the type of production "Research and Development Works".

At the end of each month R&D expenses are transferred to Account 08 "Investments in Non-Current Assets" on an item-by-item basis.

When R&D works are completed, a Delivery and Acceptance Act for Works Performed is issued stating actual expenses, with an R&D Act and a Commission Minutes on R&D Works Transfer attached thereto, the latter including returns efficiency calculation.

After the works have been completed, subject to compliance with the conditions stipulated by Item 7 of the Accounting Regulations "Research, Development and Engineering Work Expenses Accounting" PBU 17/02, the cost of R&D inventory item is formed in Account 08 and then transferred to Account 04 "Research and Development Works".

An R&D inventory item together with a statement about its actual cost is transferred by SurgutNIPIneft Institute to the Company's headquarters (the customer).

The cost of R&D works is written off by the customer to the cost of production of goods (works, services) where the R&D results are actually used, in equal proportions under the straight-line method during the expected useful life of these works set by the Company not exceeding 5 years, from the first day of the month following the month when these works were recorded on Account 04.

If after completion of works one or more of the conditions of Item 7 of PBU 17/02 has mot been complied with, expenses related to R&D works do not form an accounting item in Account 04, are recognized as non-sales expenses of a reporting month and shown in Account 91 "Other Revenues and Expenses".

If after completion of R&D works an exclusive right to these works is registered, an intangible asset is produced.

4.7.9. Expenses related to technological development are recorded in accordance with the types of production "Non-Capital Expenses Related to Development of Technology, Work Organization and Management". These expenses accumulated and confirmed by the corresponding acts for works performed are transferred to the Company's headquarters every month.

4.7.10. Expenses related to resources development (exploration inter alia: prospecting and evaluation of mineral deposits, works to prepare an area for further prospect evaluation survey, geologic and geophysical works, hydrogeological surveys, wildcat drilling) are accumulated by licensed blocks, fields and blocks and are grouped as follows:

total expenses for a block (field) under development as a whole (inter alia, prospecting and evaluation of mineral resources, hydrogeological surveys, acquisition of necessary geological and other information from third parties, including governmental authorities, exploratory drilling, plugging, geophysical and other works related to exploration activities);

expenses related to separate parts of a block under development (inter alia, preparation of an area for further construction and other works in accordance with the statutory requirements for safety, protection of land, subsoil and other natural resources, expenses related to construction of temporary facilities, including temporary access roads, sites, facilities to store fertile layer of soil, temporary facilities to house members of geological exploration crews and other similar facilities, expenses for storage of fertile layer of soil for further land rehabilitation, other expenses related to development of separate parts of a block);

current maintenance expenses for facilities related to mineral resources development and expenses for additional exploration of a field (including estimation of reserves under commercial development).

Expenses for resources development accumulated in the above mentioned order are monthly included in operating expenses in Account 91 "Other Revenues and Expenses".

Expenses for resources development related to a specific facility under construction built in the course of development of a block (expenses directly

related to construction of facilities to be further put into operation or recognized as unpromising) are accumulated by facilities and shown as construction in progress till the end of their construction.

When the construction operations are over, serviceable facilities (producing wells) are included in fixed assets.

Resource development expenses related to the construction (drilling) of prospecting wells, which have proved nonproductive, are entered into Account 91 "Other Revenues and Expenses" as operating expenses.

4.7.11. Traveling expenses connected with conclusion of sales contracts are included in general running costs (general production costs); traveling expenses connected with delivery of equipment, fixed assets and inventories are included in their cost.

4.7.12. Services rendered mutually by one structural unit to another and vice versa are assessed at target calculated prices approved by the Economic Planning Division of the Company. Services are transferred with target calculated services and variances between actual expenses connected with rendering of services and target calculated prices.

Variances between actual expenses and target calculated prices are transferred to a party ordering service. Variances related to services rendered to core structural units, which completed calculation of the cost of production ahead of schedule or on the same day as a structural unit rendering services are transferred through Account 79/05 to the Company's headquarters.

Works (services) are regarded as performed (rendered) if they are documented in the order set by the Company, accepted by an ordering party and shown in its records.

4.7.13. If a structural unit rendering services incurred non-recurring expenses not taken into account in the cost estimate, they are transferred to an ordering structural unit at their actual costs. E.g., when Industrial Transport Divisions (hereinafter referred to as UTTs) do long hauls at the request of other structural units, they transfer traveling expenses of their drivers to the requesting units who then include these expenses in the corresponding cost items under the cost element code "Traveling Expenses Subject to Tax Accounting", compensation for daily traveling expenses within the set amounts and accommodation expenses, and under the cost element code "Traveling Expenses" for expenses exceeding the set amounts.

4.7.14. Tuition fees paid for the Company's employees who study in institutions of higher education and specialized secondary educational establishments are included in the cost of production of goods (works, services) as part of a cost element not subject to tax accounting in the share which falls on the current year in the month of payment, and in the share that falls on the next year in the first month of the next year. Expenses relating to the next year are shown in the records in Account 60 "Advanced Issued".

Tuition fees paid by the Company for its employees' children and other persons who are not its employees who study in institutions of higher education and specialized secondary educational establishments are paid from Account 91 "Other Revenues and Expenses" as unproductive expenses not subject to tax accounting.

4.7.15. All repair costs, including fixed assets and fittings recorded off-balance, design and exploration works for the purposes of major repairs are attributed to the cost of production in the reporting period, at the moment when they are generated, in the corresponding elements.

4.7.16. Goods in process are estimated at their actual production cost.

4.8. Definition of Sales Proceeds:

For accounting purposes proceeds from sales of products, works, services, goods and property of the Company to other organizations and natural persons are recognized provided that the requirements stipulated by Item 12 of the Accounting Regulations "Income of an Enterprise" PBU 9/99 are met. If mandatory requirements are not met, to recognize the sales, the shipped products (works, services) are shown in Account 45 "Goods Shipped".

4.9. Income and Expenditure Accounting and Calculation of Financial Result:

4.9.1. The final financial result is the sum of the financial results from ordinary activities, other income and expenses consisting of operating and non-sales revenues and expenses as well as extraordinary revenues and expenses.

4.9.2. Profit or loss from ordinary activities is determined throughout the Company as the difference between proceeds from sales of products (works, services), goods less VAT and the cost of the products (works, services), goods sold. Export duties are deducted from proceeds from sales of products.

4.9.3. Operating revenues are entered in the accounting records as follows:

proceeds from participation in charter capitals of other organizations (including interest and other income from securities), profit from joint activities (under partnership agreements) - as monetary funds are deposited to the settlement account;

proceeds from selling rights arising from patents for inventions, production samples and other types of intellectual property, interest from granting monetary funds, interest for using funds on the Company's account with a bank - as they are charged, depending on the contract, e.g. monthly;

revenues from sales of fixed assets and assets other than monetary funds (excluding foreign currency), of products and goods - at the moment the right of ownership is transferred;

revenues from writing off fixed assets – as they are generated.

4.9.4. Non-sales revenues are entered in the accounting records as follows:

fines, penalties, forfeits for breaching contracts, compensation for losses - as they are rewarded or acknowledged and in the amount acknowledged or awarded by court;

prior year profit found out in the reporting year - as it is found out;

accounts payable and depositor liabilities with the expired limitation period - on the date the limitation period expires;

assets acquired through special-purpose financing, received free of charge (including those received under deeds of gift) – as they are written off to production (fixed assets – as depreciation is accrued);

the amount from additional valuation of assets - on the date of revaluation;

exchange rate differences – on the date payment obligations are fulfilled or on the date accounting statements are completed;

other non-sales revenues - as they are generated.

4.9.5. Extraordinary revenues generated due to natural disasters, fires, accidents, nationalization, etc.; profit from insurance compensation received; cost of material values remaining after assets unsuitable for further use or unfit for restoration have been written off, etc. are entered in the accounting records as they are generated or received.

4.9.6. Operating expenses are entered in the accounting records as follows:

expenses related to selling rights arising from patents for inventions, production samples and other types of intellectual property - as they are charged, depending on the signed contracts (monthly, quarterly...);

expenses related to the sale, retirement and other writing-off of fixed assets and assets other than monetary funds (excluding foreign currency), goods and products - as the right of ownership is transferred or as they are generated;

expenses related to payment for services rendered by credit institutions, interest paid for monetary funds (loans and borrowings) granted by credit institutions – as they are charged, depending on the signed contracts;

expenses related to participation in charter capitals of other organizations – at the moment when funds are drawn from a settlement account, or property is taken off the balance;

allocations to assessment reserves and reserves being formed due to the recognition of contingencies – in compliance with accounting regulations;

other operating expenses: expenses for cancelled production orders; expenses for production activity which hasn't yielded any products; expenses for maintenance of inactive production facilities and sites; expenses for payments of certain types of taxes and levies, expenses related to securities services (payments for consulting, intermediary and depositary services) - as they are generated.

4.9.7. Non-sales expenses are entered in the accounting records as follows:

fines, penalties and forfeits for breaching contracts, expenses connected with payment for other organizations' damages – as they are awarded or recognized and in the amounts awarded by court or recognized by the Company;

accounts receivable with an expired limitation period – on the date the limitation period expires;

other debts that can not be recovered – at the year of a year, on the basis of the inventory results;

the amount of reduces assessment of assets – on the date of assets revaluation;

exchange rate differences – on the date payment obligations are fulfilled or on the date accounting statements are completed;

transfer of funds (contributions, payments, etc.) to charity, expenses for sports events, recreation, entertainment, cultural and educational events and other similar events, prior years' losses recognized in the reporting year, other non-sales expenses: losses due to idle time caused by external reasons and not compensated for by parties at fault; losses caused by package operations, legal and arbitration costs, losses from thefts if a guilty party has not been found or if a court has refused to recover damages from a guilty party – as they are generated (recognized).

4.9.8. Extraordinary expenses arising due to emergency in the course of business activity (natural disaster, fire, accident, nationalization of property, etc.) are shown in the records as they arise.

4.10. Property and Liabilities Inventory:

4.10.1. It is obligatory to take inventory prior to drawing up annual reports, in case a new accountable person is appointed (on the date a new accountable person is instructed), if there are established facts of theft, embezzlement or malfeasance, in case of damage inflicted on valuables (immediately after such facts have been established), after a fire or a natural disaster, in case a structural unit is shut down and in some other cases.

4.10.2. Prior to drawing up annual accounting report, inventory of the following balance sheet items is taken:

fixed assets and intangible assets;

construction in progress;

raw materials and other material values, goods in process and semifinished goods produced in-house, finished goods in stock; settlements with banks (settlements and other accounts of the Company, borrowings, etc.) - as soon as the last statement of account in the reporting year is received, accounting documents which have been transferred to the bank for collection purposes;

monetary funds, securities and financial documents;

tax payments, payments to the budget and non-budget funds, other payments to the state;

settlement with debtors and creditors;
reserve for future expenses.

4.11. Borrowings and Loans Accounting:

4.11.1. Debt under borrowings and loans received is shown in the accounting records with interest due at the end of a reporting period under loan or credit agreements.

4.11.2. Amounts of short-term borrowings and loans received (for not more than 12 months) are shown in the credit side of Account 66 "Short-Term Loans and Borrowings Payments".

Amounts of long-terms borrowings and loans received (for more than 12 months) are shown in the credit side of Account 67 "Long-Term Loans and Borrowings Payments". Long-term debt under borrowings and loans received can not be transferred to short-term debt. Borrowed funds with the maturity period exceeding 12 months are included in long-term debt before the set maturity date.

4.11.3. After the maturity date debt is transferred to overdue.

4.11.4. Interest, sum differences, other expenses for borrowings and loans received to acquire or construct fixed assets are included in the cost of these assets.

Expenses for borrowings and loans received to acquire or construct fixed assets are included in other expenses as operating expenses (Item 23 and 28, PBU 15/01) when:

expenses are incurred either after the assets have been entered in the accounting records or after they have been put into operation;

construction has been terminated for the period of more than 3 months, except for the cases when construction has been terminated for additional consultations on technical or organizational issues;

Assets under construction are not subject to depreciation.

4.12. Accounts Receivable:

Accounts receivable with payments expected in over 12 months after a reporting date are long-term receivables. Their maturity period starts on the first day of the month following the month when these assets were recorded.

At the end of a reporting year long-term receivables are transferred to short-term receivables if they are expected to be redeemed in the reporting year.

4.13. Statistical, Accounting and Operative Records:

4.13.1. Accounting statements are drawn up by structural units within the scope and the period set by the Company in the forms specified in Appendix 6. Statistical reports are drawn up within the scope and the period and in the forms specified by the Federal State Statistic Service.

4.13.2. Structural units provide all the information necessary to draw up the statements according to the Company's schedule.

4.13.3. All business transactions conducted in this reporting period (from January 1, 2005 till December 31, 2005) and duly documented are to be shown in the 2005 statements.

4.13.4. The accounting process employs software, personal computers and the R/3 integrated system.

Accounting records include primary documents drawn up according to the form included in the compilations of unified (standard) forms of primary accounting documentation. Documents drawn up according to the form which is not provided for by the compilations are entered in the accounting records in the form specified in Appendix 7.

A list of final forms of ledgers for synthetic accounting of structural units using AT KBU is specified in Appendix 8. The forms are monthly printed on hard copies and processed in accordance with the applicable procedure.

Amendments to the account card, the list of primary accounting documentation and final forms of ledgers for synthetic accounting during 2005 as well as the reporting schedule for structural units are approved by the Chief Accountant of the Company.

A list of analytical accounting forms to be printed monthly is drawn up independently by the chief accountant of a structural unit and is included in the document control schedule.

4.13.5. In 2005, all structural units of the Company keep analytical and synthetic accounting records in rubles and kopecks.

5. SETTLEMENTS AMONG STRUCTURAL UNITS

5.1. Structural units of the Company conduct financial and business transactions with third-party organizations and other structural units of the Company through the settlement center and show them in Account 79 "Internal Settlements" To this effect, the following sub-accounts are to be used:

79/00 "Settlements of all structural units through the single settlement account";

79/02 "Settlements on current transactions among structural units working from the single settlement account";

79/03 "Settlements with the headquarters on closing turnovers of a reporting period";

79/04 "Settlements on current transactions with structural units having settlement accounts";

79/05 Settlements of structural units on closing turnovers of a current period";

79/88 "Settlements with structural units on direct entries".

5.2. Transactions on Sub-accounts 79/02, 79/03, 79/04 and 79/05 are documented using forms of notices filled in according to the bank's requirements for submission of documents to the settlement center, with bills and other primary documents attached thereto.

5.3. Structural units are to ensure that mutual settlements with all third-party debtors and creditors are shown in analytical accounting records using Sub-account 79/00. Accounting and Reporting Division records all transactions in Sub-account 79/00 by the Company's structural units.

5.4. All structural units (including the Accounting and Reporting Division) record transactions using Sub-accounts 79/02, 79/04 and 79/05 by each structural unit of the Company.

5.5. Settlements among structural units are carried out using Sub-accounts 79/02, 79/04 and 79/88 by sub-accounts corresponding to the codes of subdivisions assigned to them by the settlement center. The Company's headquarters keeps consolidated settlement records for the Company as a whole.

APPENDIX 3

"Accounting Policy of OJSC "Surgutneftegas" for Tax Purposes for 2005"

Part 1. Corporate Profit Tax

1. General Provisions

1.1 OJSC "Surgutneftegas" (hereafter referred to as the Company) calculates tax base in compliance with Part I, Chapter 25 "Corporate Profit Tax" of the Tax Code of the Russian Federation, put into force by Federal Law No. 110-FZ of August 6, 2001 (hereinafter referred to as Chapter 25 of the Tax Code of the Russian Federation).

1.2. Revenues and Expenses Recognition:

1.2.1. For profit tax calculation purposes, revenues are recognized in the reporting (tax) period in which they were produced, irrespective of the actual receipt of monetary funds, other assets (works, services) and/or proprietary rights (accrual method).

1.2.2. Expenses accepted for profit tax purposes are recognized as such in the reporting (tax) period to which they relate, irrespective of the date of actual payment of monetary funds and/or other form of their payment.

For profit tax base calculation purposes, the Company carries out its activities according to Appendix 7 to the present Regulations.

Expenses for each type of activities and of formation (acquisition) of depreciable assets are grouped by the place of their generation via direct transfer or allocation.

1.3. Material Assets Cost Estimating:

1.3.1. The cost of material assets included in material expenses is determined on the basis of their acquisition prices (non-adjusted for deductible taxes or taxes included in expenses under the Tax Code of the Russian Federation), inclusive of commission fees payable to facilitating agencies, import duties and levies, transportation costs and other expenses, related to material assets acquisition.

Unlike cost formation under accounting rules, the cost of acquired material assets does not include the following expenses:

sum differences arising when payment is made in Russian rubles in the amount equivalent to the amount in foreign currency (conventional monetary units);

accrued interest on borrowed funds is they are raised to acquire these material assets;

other expenses not subject to tax accounting under Chapter 25 of the Tax Code of the Russian Federation.

The cost of acquired goods are determined on the basis of acquisition prices; acquisition price of the goods does not include total costs of delivery (transportation costs) of acquired goods to warehouses, which are recorded separately.

1.3.2. The cost of material assets received under contracts stipulating non-monetary discharge of obligations (payment) is determined on the basis

of the price stated in the contract; if such price is missing in the contract, on the basis of the cost of assets given.

1.3.3. If any additional expenses related to material assets acquisition have been generated after material assets were recorded, these expenses are entered separately in accounts and included in tax accounting as the cost of material assets is written off to expenses.

1.3.4. The amount of material expenses is decreased by the cost of returnable waste resulting from production of goods (performing works, rendering services).

Returnable waste is evaluated at the price of its possible use.

1.3.5. When inventories (excluding goods) (including raw materials and materials) used in production (manufacturing) of goods (performing works, rendering services) are written off, the average cost method is applied to determine the rate of material expenses.

1.3.6. If purchased goods are sold, sales proceeds are decreased by the cost of such goods determined using the inventory unit cost method.

1.4. Labor Costs.

Labor costs include remunerations for employees in money and/or in kind, incentives and increments in money, amounts paid as base wage rates, official salaries, wage rates, compensations and expenses connected with employees' support provided for by the laws of the Russian Federation, the Collective Agreement of the Company and labor contracts.

Provisions on remuneration of labor and incentives for the Company's employees are stipulated by Appendices to the Collective Agreement of OJSC "Surgutneftegas" for 2004-2006.

1.5. Assessment of Depreciable Assets, Determination of Useful Life and Depreciation Method:

1.5.1 Depreciable assets are assets, results of intellectual activity and other intellectual property owned by the Company by virtue of proprietary rights and used by the Company to make profit; their cost is redeemed through depreciation.

Fixed assets used to make profit include, inter alia, fixed assets at workplace (in workshops, office buildings, etc.)

Depreciable assets are assets with the useful life of more than 12 months and the original cost of more than RUR 10,000.

Historical cost of a depreciable fixed asset is considered to be the sum of expenses for its acquisition (in case a fixed asset has been received on a gratis basis, the evaluated cost of such asset according to Item 8, Article 250 of the Tax Code of the Russian Federation), erection, manufacturing, delivery and bringing it to its operational status, excluding deductible taxes or taxes included in expenses under the Tax Code of the Russian Federation.

Unlike cost formation under accounting rules, the historical cost of acquired assets does not include the following expenses:

payments for registration of deeds;

sum differences arising when payment is made in rubles in the amount equivalent to the amount in foreign currency (conventional monetary units);

accrued interest on borrowed funds if they are raised to acquire these assets;

other expenses that do not form the historical cost of depreciable assets under Chapter 25 of the Tax Code of the Russian Federation.

1.5.2. The cost of fixed assets received under contracts stipulating non-monetary discharge of obligations (payment) is determined on the basis of the price stated in the contract; if such price is missing in the contract, on the basis of the cost of assets given.

1.5.3. The cost of fixed assets formed as a result of merging of some inventory items is determined on the basis of the cost of merged items assessed according to tax accounting data. The cost of assets formed as a result of splitting of an inventory item into some items is determined on the basis of the cost of the splitting item assessed according to tax accounting data and allocated among newly formed items in proportion to the cost of the formed items assessed according to accounting data.

1.5.4. if a fixed asset is manufactured (constructed) in-house, the historical cost of such asset is formed by summing up all expenses related to the construction of the asset and bringing it to its operational status, excluding deductible taxes or taxes included in expenses under the Tax Code of the Russian Federation.

1.5.5. Historical cost of an intangible asset is considered to be the sum of expenses for its acquisition (production) and bringing it to its operational status, excluding taxes included in expenses under the Tax Code of the Russian Federation.

The cost of intangible assets produced by the Company is considered to be the sum of actual expenses for their production and manufacturing (including but not limited to material expenses, labor costs, expenses for third party services, patent fees connected with relevant patents or certificates) excluding taxes included in expenses under the Tax Code of the Russian Federation.

1.5.6. The historical cost of subsoil use licenses included in intangible assets is formed in accordance with Item 1, Article 325 of the Tax Code of the Russian Federation.

Licensing expenses include, inter alia, the following:

expenses related to preliminary deposit evaluation;

expenses related to reserves audits;

expenses for conducting a feasibility study (other similar works) and preparing a field development project;

expenses for acquisition of geologic and other information;

expenses for participation in a competition.

If the Company does not conclude a license agreement for subsoil use (does not obtain a license) after taking part in the competition, incurred expenses related to its participation in the competition are included in other expenses from the first day of the month following the month when the competition was held, in equal proportions in the course of five years.

1.5.7. When executing assets registration documents (form OS-1NU and individual fixed asset record card or intangible asset record card), the historical cost is shown both in accounting and tax accounting data.

1.5.8. Fixed assets and intangible assets of the Company are depreciated using the straight-line method.

1.5.9. Depreciable assets are divided into depreciation groups according to the classification approved by Enactment No. 1 of the Government of the Russian Federation "On classification of fixed assets included in depreciation groups" of January 01, 2002, as amended by Enactment No. 415 of the Government of the Russian Federation of July 09, 2003 and Enactment No. 476 of August 08, 2003.

The Company determines useful life of each asset when it is put into operation within the depreciation group it belong to at its own discretion.

Assets are divided into depreciation groups and their useful life is determined in all structural units and the headquarters of the Company on the basis of the Reference Book of Fixed Assets Items of the R/3 system.

1.5.10. Useful life for the used fixed assets acquired by the Company is determined with regard to the number of years (months) the assets were used by a previous owner according to the transferring party.

If the previous owned was using the assets during the period equal to or exceeding the useful life of these assets, the Company sets the useful life at its own discretion based on occupational safety requirements and cost-effectiveness considerations.

1.5.11. Depreciation for tax purposes is charged on the following:

fixed assets put into operation after January 01, 2002, based on their historical cost and depreciation rates;

fixed assets put into operation before January 01, 2002, based on their depreciated cost and remaining useful life as of January 01, 2002. Depreciated cost of fixed assets as of January 01, 2002 is considered to be the difference between the replacement cost of such fixed assets and total depreciation;

intangible assets based on their historical cost and operating life.

Depreciable fixed assets are depreciated using special indices in accordance with Article 259 of the Tax Code of the Russian Federation.

In regard to depreciable fixed assets used for operation in hostile environment or increased shift-working arrangement, the Company sets multiplying indices, but not more than 2, according to the list approved by an order of Director General of the Company.

Motorcars and minibuses with the historical cost of over RUR 300 thousand and RUR 400 thousand correspondingly (as calculated for tax purposes) are depreciated at the basic depreciation rate with an index of 0.5.

1.5.12. The following is not depreciated:

land and other natural objects (water, subsoil and other mineral resources) and other assets stipulated by the Tax Code of the Russian Federation.

The following depreciable assets are not depreciated:

fixed assets and intangible assets acquired through special-purpose budget financing;

fixed assets and intangible assets acquired (produced) through special-purpose financing;

objects of external accomplishment (forestry objects, road objects financed from the budget or similar special-purpose financing sources, navigation facilities) and other similar objects;

acquired publications (books, brochures and other similar items), works of art;

acquired rights for the results of intellectual activity and other objects of intellectual property, if under a contract to acquire the said rights payment is to be made in installments during the term of the said contract.

The following is excluded from depreciable assets:

fixed assets transferred (received) under gratuitous use agreements;

fixed assets frozen for more than three months as instructed by Director General of the Company;

fixed assets being reconstructed or modernized during the period exceeding 12 months as instructed by Director General of the Company.

Depreciable assets do not include constructed (acquired) housing, which is not to be used by the Company but sold.

1.5.13. The cost of depreciable assets is increased (decreased) by costs of additional construction, equipment completion, reconstruction, modernization, technical re-equipment (partial liquidation) accomplished in the current month, based on acts OS-3 (act OS-4), such costs being estimated in the manner similar to the manner of determining the historical cost of the fixed assets produced in-house (in accordance with Item 1.5.5 of the present Regulations).

If after additional construction, equipment completion, reconstruction and modernization the cost of fixed assets with the historical cost of RUR 10,000 or less exceeds RUR 10,000 (inclusive of the costs of additional construction, equipment completion, reconstruction and modernization), such fixed assets are included in depreciable assets in the following order:

the historical cost is determined on the basis of the costs of additional construction, equipment completion, reconstruction and modernization;

total depreciation accrued as of the date when such assets were included in depreciable assets is equal to the amount included earlier in material expenses.

Such assets are further depreciated taking into account the amount written off earlier to material expenses, according to the existing procedure till their historical cost is fully redeemed.

1.5.14. Assets in tax accounting are depreciated starting from the month following the month when they were put into operation.

Assets the rights on which are subject to compulsory state registration under the law of the Russian Federation currently in force are depreciated starting from the month following the month when they were put into operation and it was duly documented that the documents to register the said rights were filed.

1.6. Mineral Resources Development:

1.6.1. Resources development expenses of the Company include a number of expenses stipulated by Article 261 of the Tax Code of the Russian Federation.

1.6.2. Resources development expenses are recorded separately for each licensed block (field) specified in a license agreement (subsoil use license).

Such expenses are grouped as follows:

general expenses on a licensed block (field) under development;

expenses related to separate parts of the area of a block under development;

expenses related to a specific facility constructed in the course of development of a block;

recurring expenses to maintain facilities related to mineral resources development, as well as expenses on additional exploration activities.

1.6.3. General resources development expenses include, inter alia, the following:

prospecting and evaluation of mineral deposits (including reserves audit), estimation of oil and gas reserves;

seismic surveys (excluding surveys relating to additional mineral exploration);

hydrodynamic well surveying and oil and gas sampling;

laboratory studies of reservoir rocks;

analysis of content and properties of oil, gas and water;

test surveys of pre-Jurassic formations;

general geologic studies;

methodical ware and software to study permeability and porosity of reservoir rocks;

expenses for acquisition of necessary geologic and other information from third parties, including governmental authorities;

exploration plans, mining allotment plans.

The said expenses are recognized for tax purposes from the first day of the month following the months when these works were completed.

If such works are performed in-house (by the Company's structural units), these expenses are included in other expenses starting from the first day of the month following the months when these works were completed on the basis of primary documents confirming that the works have been performed.

These expenses are written off during 12 months.

1.6.4. Expenses related to separate parts of the area of a block under development include, inter alia, the following:

expenses for preparation of an area for mining, construction and other operations;

expenses for construction of access roads, temporary facilities, site restoration and quarry operations;

expenses for protection of land, subsoil and other natural resources and environmental protection;

compensations stipulated by contracts (agreements) with local authorities and/or aboriginal families and tribal communities;

expenses for land rehabilitation;

other expenses related to development of separate parts of the area of a block.

The said expenses are recognized for tax purposes starting from the first day of the month following the months when these works were completed.

If such works are performed in-house (by the Company's structural units), these expenses are included in other expenses starting from the first day of the month following the months when these works were completed on the basis of primary documents confirming that the works have been performed.

If compensations are paid (assets are transferred) under contracts (agreements) with local authorities and/or aboriginal families and tribal communities, such expenses are recognized for tax purposes from the first day of the month following the month when money was paid or assets were transferred on the basis of primary documents confirming that money or assets were received.

These expenses are written off during five years but not longer than operating life.

1.6.5. Expenses related to a specific facility constructed in the course of development of a block include expenses directly related to facilities construction.

Expenses for construction of each facility (well) are recorded separately.

When the construction is over, a well proved to be producing is transferred to the balance of an Oil and Gas Production Division which includes in depreciable assets when it is commissioned.

Accumulated expenses for a well proved to be nonproductive and duly abandoned are transferred to the Company's headquarters in equal proportions during 12 months to be included in other expenses recognized for taxation.

Expenses for a nonproductive well are recognized during 12 months starting from the first day of the month following the month when the well was abandoned on the basis of a signed well abandonment act.

If well construction was financed from various sources (Mineral Replacement Tax and the Company's own funds) and such well is later abandoned, only the Company's own funds are included in other expenses recognized for taxation.

Expenses for facilities (wells) constructed by contracting companies are accrued by the Company's headquarters. They are further written off in the order specified in the present Item.

1.6.6. Recurring expenses to maintain facilities related to mineral resources development as well as expenses on additional exploration activities (including evaluation of oil reserves) are included in expenses of the reporting (tax) period when they were incurred.

1.6.7. Expenses for temporary facilities construction are included in other expenses for the first day of the month following the month when the construction operations were over on the basis of Acts for Works Performed.

1.6.8. All expenses connected with mineral resources development are shown at actual costs.

1.6.9. When exploration works are performed by third parties, such expenses are entered in the tax records for each contract and item.

Analytical tax ledgers should include information on completion of works broken down by each contract (if works are performed by third parties) for each specific block.

1.7. R&D Expenses.

1.7.1. R&D expenses of the Company include expenses of "SurgutNIPIneft", the Company's headquarters and other structural units related to creation of new products or improvement of products (foods, works, services) being manufactured (performed, rendered).

1.7.2. R&D expenses are recognized for tax purposes after R&D activities have been completed (or a stage of such activities has been completed) and after the parties signed a delivery and acceptance act for works performed and it was confirmed that the results of such activities are used in production.

1.7.3. SurgutNIPIneft" keeps separate records of expenses on each R&D project and contract before they have been completed. After the works have been completed, the Company determines the type of an asset produced: an intangible asset or expenses for research, development and engineering work.

1.7.4. Expenses related to intangible assets produced are included in depreciable assets, the cost of which is redeemed through depreciation.

Expenses for research, development and engineering works are included in other expenses in the following order:

If such work produced positive results, evenly in the course of three years in the amount of total actual expenses for such work;

If such work did not produce positive results, evenly in the course of three years in the amount of 70% of the expenses incurred for such work.

1.7.5. Other structural units-customers performing research, development and engineering works also accumulate expenses on each work performed. After the works have been completed, the type of the asset is determined and expenses are included in recurring expenses in the order stipulated for "SurgutNIPIneft".

1.8. Fixed Assets Repair Expenses

1.8.1 Fixed assets repair expenses incurred by the Company are recognized for tax purposes in the reporting (tax) period when they were incurred, at actual costs as other expenses.

1.9. Securities Retirement and Writing Off to Expenses

1.9.1. The Company keeps separate records of securities negotiable in the securities market and non-negotiable in the securities market.

1.9.2. When securities are sold or otherwise retired, the Company writes the cost of retired securities off to expenses using the unit cost method.

1.9.3. The calculated price of debt securities non-negotiable in the securities market is determined as of the date of a security transaction with regard to specific terms of the transaction, trading features and price of the security as well as other features, which can be taken into account to determine such price.

1.9.4. If the transaction is carried out through a trading operator, the date of such transaction is the tender date when the corresponding security transaction was concluded. If a security is sold off the securities market, the date of such transaction is the date when all essential conditions of a security transfer were determined, i.e. the date of sighing a contract.

1.10. Compulsory and Voluntary Insurance Expenses

1.10.1. Compulsory and voluntary property insurance expenses

1.10.1.1. For tax purposes the Company includes all the expenses related to insurance contributions on all types of compulsory insurance (provided for by the law of the Russian Federation), within the limits of insurance rates approved in compliance with the law of the Russian Federation and requirements of international conventions. Is these rates have not been approved, compulsory insurance expenses are included in other expenses at actual costs.

1.10.1.2. Voluntary property insurance expenses are included in other expenses at actual costs.

The Company may maintain the following types of voluntary property insurance:

voluntary insurance of means of transport (waterborne, air, ground and pipeline transport), including leasehold vehicles;

voluntary cargo insurance;

voluntary insurance against risks related to performance of assembly and construction works;

voluntary insurance of inventories;

voluntary insurance of fixed production assets (including leased assets), intangible assets, facilities under capital construction (including leased facilities);

voluntary insurance of other property, used when performing activities aimed at acquisition of income;

voluntary liability insurance to cover any harm, is such insurance is binding for the Company's activities in compliance with international obligations of the Russian Federation or generally accepted international requirements.

1.10.2. Expenses for compulsory insurance contracts and voluntary insurance contracts (non-state retirement insurance contracts) concluded in favor of the Company's employees.

1.10.2.1. The Company may maintain the following types of voluntary insurance in favor of its employees:

long-term life insurance under contracts concluded for a period of at least five years, which do not provide for insurance compensations in favor of an insured person, including those in the form of rents and/or annuities (except for insurance compensation payable at death of the insured person), during these five years;

pension insurance and/or non-state retirement insurance providing for pension payments (for life) only if an insured person qualifies for state retirement benefits as stipulated by the law of the Russian Federation.

The total amount of contributions under long-term life insurance contracts, voluntary pension insurance contracts and/or non-state retirement insurance contracts of the Company's employees are recorded for tax purposes in the amount not exceeding 12 per cent of total labor costs;

voluntary personal insurance of the Company's employees effected only at death or disability of an insured person related to discharge of his/her professional duties.

Contributions under contracts of this type of insurance are included in expenses in the amount not exceeding ten thousand rubles per year for one insured employee;

voluntary personal insurance of the Company's employees for a period of at least one year providing for payment of medical expenses of insured employees by insurers.

Contributions under contracts of this type of insurance are included in expenses recorded for tax purposes in the amount not exceeding 3 per cent of labor costs.

1.10.2.2. Compulsory and voluntary insurance expenses concluded in favor of employees are included in labor costs, except for expenses for compulsory social insurance against job-related accidents and occupational diseases effected in compliance with the law of the Russian Federation, which are included in other expenses related to production and/or sales.

1.10.3. Compulsory and voluntary insurance expenses (non-state retirement insurance) are included in recurring expenses of the reporting (tax) period when monetary funds to pay insurance (pension) contributions were transferred by the Company under a contract.

If insurance (pension) contribution is paid in lump sum under an insurance contract (non-state retirement insurance contract), expenses under contracts concluded for more than one reporting period are recognized evenly during the term of the contract.

1.11. Expenses Related in Debenture Interest

The maximum amount of debenture interest recognized as expenditure for tax purposes is considered to be equal to the refinance rate of the Central Bank of the Russian Federation multiplied by 1.1 for debts in rubles and equal to 15 per cent for debts in foreign currency.

1.12. Expenses Related to Servicing Units

1.12.1. Expenses related to servicing units include expenses to maintain housing infrastructure, social and cultural amenities and auxiliary facilities.

Service structural units include the following: Division of Buildings and Facilities Maintenance, Palace of Arts "Neftyanik", Sanatorium "Kedrovy Log", Fitness Center "Neftyanik", Health Trust "Surgut", Universal Library, as well as housing infrastructure and social and cultural amenities of other structural units.

1.12.2. The Company keeps separate records of revenues and expenses related to the activities of its servicing units.

1.12.3. The Company renders services of its servicing units as per the Reference Book on Services Rendered Using Servicing Units Facilities and Chart of Compliance of Expenses for Servicing Units Facilities Maintenance with Revenues Received From Use Thereof (Appendices 3 and 4 to the present Regulations).

1.13. Reserves Formation Expenses.

For future expenses to be evenly included in its tax records, the Company forms a reserve for vacation payments to its employees.

Reserving procedure, amount and percentage of reserving are stipulated by Item 4.6 of the Regulations "Accounting Policy of OJSC "Surgutneftegas" for 2005 for Accounting Purposes".

1.14. Tax Period. Reporting Period.

A tax period is considered to be equal to one calendar year.

A reporting period is considered to be equal to one month, two months, three months, etc., till the end of a calendar year.

1.15. The Order of Tax and Advance Payments Assessment

Tax is considered to be a percentage share of the tax base determined under Article 274 of the Tax Code of the Russian Federation and corresponding to a tax rate.

The Company assesses the amount of a monthly advance payment based on the tax rate and actual taxable profit calculated on an accrual basis from the beginning of a tax period till the end of the current month.

Advance payments are made every month, not later than on the 28th of the month following a reporting period.

Tax payable after the end of a tax period is paid not later than on the 28th of March of the year following an expired tax period.

1.16. Tax Assessment and Payment for Separate Structural Units

The Company assesses and makes advance payments and pays taxed to the federal budget at its location without distributing the said amounts among its separate units.

Advance payments and taxes to be included in the revenues of the budgets of constituent territories of the Russian Federation are paid at the Company's location and at the location of separate structural units based on the share of profit per each separate unit, which is determined as the arithmetic mean of percentage of labor costs and percentage of depreciated cost of fixed assets at the end of a reporting period in each separate unit in the Company's labor costs and depreciated cost, correspondingly.

2. Tax Accounting for Corporate Profit Tax.

2.1. Guidelines on Formation of the Company's Tax Accounting System.

2.1.1. The tax base is assessed on the basis of tax accounting data.

The Company's tax accounting is a system of consolidating information in order to determine the tax base for taxes on the basis of primary accounting documents classified in accordance with the order specified in these Regulations.

Tax accounting data show the order of formation of revenues and expenditure amounts, the order of determining a share of expenses recorded for tax purposes in the current tax (reporting) period, expenditure (loss) balance amount to be included in expenses in the next tax periods, and outstanding amounts due to the budget in taxes.

Tax accounting figures are generated and confirmed on the basis of the following:

primary accounting documents (including accountant's statement);

analytical tax ledgers;

tax base assessment.

2.1.2. Primary accounting documents are drawn up and executed in accordance with the forms approved by the Regulations "Accounting Policy of OJSC "Surgutneftegas" for Accounting Purposes for 2005" when conducting any business transactions.

Expenditure to be shown in primary accounting documents shall be economically feasible and reasonable.

A list of persons entitled to sign primary documents is drawn up and approved by an order for a structural unit as agreed upon with the chief accountant of the structural unit.

Primary accounting documents shall be drawn up at the time when a business transaction is effected or immediately after that.

The order of execution, persons responsible for the correct execution of primary accounting documents and their timely submission to the accounting department of a structural unit are determined by the document control schedule approved by the head of a structural unit and agreed upon with the chief accountant of a structural unit.

Primary accounting documents shall be executed in conformity with the above rules and submitted to the accounting department of a structural unit to the accountant of a corresponding accounting segment during the current month or immediately after it is over.

Untimely execution of primary documents on expenses of the previous period results in profit tax overpayment for that reporting period when these expenses were actually incurred.

Since primary documents form the basis for tax and business accounting, incorrect execution of primary documents is a source of tax risks.

Primary documents shall be systematized, duly filed and kept within the periods stipulated by the law of the Russian Federation currently in force.

If the keeping conditions are not observed, or primary documents are not duly kept, or documents are lost, the head of a structural unit and the chief accountant of a structural unit bear responsibility in the order stipulated by the law of the Russian Federation currently in force.

2.1.3. Analytical tax ledgers are consolidated forms of systematization of tax accounting data for the reporting (tax) period classified in accordance with the requirements of the present Regulations.

Analytical tax ledgers are used to organize and collect information from primary accounting documents accepted for tax accounting, and analytical tax accounting data to be further included in tax base assessment.

Analytical tax ledgers are kept as special electronic forms, shall be printed on paper every month and signed by the head of a structural unit, the chief accountant of a structural unit and a person in charge of tax accounting in a structural unit.

Error correction in a tax ledger shall be reasoned and confirmed by a signature of a person in charge who has made a correction, with the date and reasons for the correction.

The list of analytical tax ledgers and their forms are given in Appendix 1 "The List of Tax Ledgers" to the present Regulations.

2.2. Tax Accounting Data Generation

2.2.1. To obtain tax accounting data, analytical sub-accounts of the Unified Operational Account Card are used; these sub-accounts are detailed to get information necessary for tax accounting.

2.2.2. Primary documents are processed and entered by an accountant once, thus forming the basis for business and tax accounting. A document is entered into an accounting program not as one amount but as separate detailed components (to analytical accounts) of this amount (if tax accounting for these components is different from business accounting, or if some components are not accepted for taxation at all).

2.2.3. When posting an entry, an accountant shall analyze each amount and choose the corresponding account from the Unified Operational Account Card.

It shall be noted that all reasonable expenses are to be shown in the sub-accounts of the Unified Operational Account Card, which are accepted for tax accounting; only those amounts that do not meet the requirements of Chapter 25 of the Tax Code of the Russian Federation for some reason (e.g., extra daily traveling expenses, VAT that has not been compensated and is to be written off, amounts as per documents that have not been duly

executed, etc.) are shown in the sub-accounts of the Unified Operational Account Card, which are not accepted for tax accounting. Amounts shown in these sub-accounts of the Unified Operational Account Card shall be analyzed every month, drawbacks shall be eliminated, entries shall be corrected.

2.2.4. Figures not shown in the revenues and expenses sub-accounts according to the accounting rules but necessary for tax accounting shall be additionally entered into the analytical tax ledgers.

2.2.5. All information shown in the accounts with tax accounting characteristics is transferred to the tax accounting system using software tools. It is grouped in the system in analytical registers, that is storage records of primary accounting documents on revenues and expenses, as per types of production on the basis of Accounting Production Types Reference Book of OJSC "Surgutneftegas" broken down by tax accounting elements in accordance with Tax Accounting Elements Reference Book (Appendix 5 to the present Regulations).

2.2.6. Data obtained from storage records are further consolidated as per aggregated types of expenses according to the List of Aggregated Types of Expenses for Tax Accounting Purposes (Appendix 6 to the present Regulations).

2.2.7. Data of primary accounting documents and analytical tax accounting data are shown in the tax ledgers in the order stipulated by the Instruction on Filling in Tax Ledgers (Appendix 2 to the present Regulations).

2.2.8. During a tax period, amendments to the forms of tax ledgers, supplements to the Instruction on Filling in Tax Ledgers and the List of Tax Accounting Elements are approved by the Chief Accountant of the Company.

2.2.9. To assess the tax base, balance of goods in process are assessed on the basis of data of primary accounting documents on flow and balances (in quantitative terms) of raw materials and materials and commodities by departments and tax accounting data on total direct expenses incurred in the current month:

production related to treatment and processing of raw materials (oil refining, gas processing): total direct expenses are distributed to balances of goods in process in the share corresponding to the share of such balances in feedstock (in quantitative terms), less process losses;

production related to performing works (rendering services): total direct expenses are distributed to balances of goods in process in proportion to the share of non-completed orders (or those completed but not recorded as of the end of the current month) to perform works (render services) in the total volume of orders to perform works (render services)completed during this month, at their target cost;

production of other products: total direct expenses are distributed to balances of goods in process in proportion to the share of direct expenses in the target cost of products.

Balances of commodities in stock as of the end of the current month are assessed on the basis of data of primary accounting documents on flow and balances of commodities in stock (in quantitative terms and by target estimate (excluding oil and housing) and total direct expenses incurred in the

current month decreased by total direct expenses relating to balances if goods in process.

Balances of commodities in stock are determined as the difference between total direct costs related to balances of commodities as of the beginning of the current month increased by total direct costs related to production output in the current month (less total direct costs related to balance of goods in process) and total direct costs related to goods shipped in the current month.

Balances of goods shipped but not sold as of the end of the current month are assessed by the Company on the basis of data on shipment (in quantitative terms and by target estimate) and total direct expenses incurred in the current month decreased by total direct expenses relating to balances of goods in process and balances of commodities in stock.

Balances of goods shipped but not sold as of the end of the current month are determined as the difference between total direct costs related to balances of shipped but not sold commodities as oa the beginning of the current month increased by total direct costs related to goods shipped in the current month (less total direct costs related to balances of commodities in stock) and total direct costs related to goods sold in the current month.

2.2.10. Balances of goods in process, balances of commodities, goods shipped and products and services consumed in-house are assessed in the centralized order by the Tax Division.

When the cost of material assets and services produced in-house is written off by structural units and shown in the accounting records, the said amount is shown in the sub-accounts of the Unified Operational Account Card, which are not accepted for tax accounting.

2.2.11. The cost of material assets produced and consumed in-house per types corresponding to the aggregated types of expenses (Item 2.2.6. of the present Regulations) is determined on the basis of direct expenses and calculated as follows:

the Company separately form total expenses related to oil and gas production, oil refining, gas processing, housing construction works and manufacturing of all other products;

total direct production expenses (for oil and gas production, oil refining, gas processing, other products output) formed for the Company as a whole and related to the products used (sold, etc.) in a reporting period are distributed in the centralized order to corresponding types of use. Expenses are distributed on the basis of data from primary accounting documents of structural units on flow of products in quantitative terms assessed at target cost and shown in product balances submitted to the Tax Division;

total direct expenses related to constructed housing sold in a reporting period and not sold as of the end of a reporting period are assessed on the basis of primary accounting documents data on flow and balances in quantitative terms (square meters) shown in product balances submitted to the Tax Division.

The cost of services rendered in-house per types corresponding to the aggregated types of expenses is determined in the same order as the cost of material assets produced in-house on the basis of information on rendered

services submitted to the Tax division as assessed at target calculated prices.

2.2.12. Direct expenses include the following:

material expenses:

costs to purchase raw materials and/or materials, which are used to produce goods (works, services) and serve as their base stock, or are an essential part of production;

costs to purchase component parts to be mounted and/or semifinished goods to be additionally processed;

labor costs for personnel taking part in production of goods (works, services) and amounts of the Unified Social Tax paid for the said labor costs; the Company's employees directly involved in treatment of raw materials and/or materials are regarded by the Company as personnel taking part in production;

total depreciation on fixed assets used to produce goods, works, services. Facilities directly involved in the process of treatment of raw materials and materials in accordance with the engineering procedure are regarded by the Company as fixed assets used to produce goods, works, services.

2.2.13. The amounts of taxes assessed by the Company in the order provided for by the tax law of the Russian Federation currently in force (excluding taxes specified in Article 270 of the Tax Code of the Russian Federation) and included in a tax return on the corresponding taxes are included in other expenses in the period for which tax returns are filed (except for the Unified Social Tax charged on the amounts of labor costs for personnel taking part in producing goods, performing works and rendering services included in direct expenses).

2.2.14. Tax accounting data (including primary documents data) is a tax secret. Persons who have gained access to the information contained in tax accounting data shall keep the tax secret. They bear responsibility for its disclosure as stipulated by the law of the Russian Federation.

Part 2. The Unified Social Tax and contributions to the Fund of Social Insurance Against Job-Related Accidents and Occupational Diseases

1. General Provisions

1.1. The tax base for the Unified Social Tax in the Company is assessed according to the requirements of the first part of Chapter 24 "Unified Social Tax" of the Tax Code of the Russian Federation (hereinafter referred to as Chapter 24 of the Tax Code of the Russian Federation).

The amount of compulsory retirement insurance contributions is assessed on the basis of insurance contribution rates set forth by Federal Law No. 167 FZ "On Compulsory Retirement Insurance in the Russian Federation" of December 15, 2001.

1.2. Insurance contributions to compulsory social insurance against job-related accidents and occupational diseases (hereinafter referred to as insurance contributions) are paid in accordance with Federal Law No. 125-FZ

"On Compulsory Social Insurance Against Job-Related Accidents and Occupational Diseases" of July 24, 1998 (as in force in the current tax period).

1.3. Payments and other remunerations charged by the Company in favor of natural persons under labor and civil law contracts with their subject being performance of work and rendering of services are the object of taxation for the Unified Social Tax.

For purposes of assessment of the Unified Social Tax, citizens of the Russian Federation, foreign citizens and stateless persons are natural persons.

Compulsory retirement insurance contributions are charged on the above mentioned payments in favor of citizens of the Russian Federation, as well as foreign citizens and stateless persons being residents or temporary residents of the Russian Federation.

1.4. Payments and remunerations stated in Item 1.3. (irrespective of form thereof) are not regarded as the object of taxation unless such payments are included in expenses reducing the tax base for corporate profit tax in the current reporting (tax) period.

2. Tax and Reporting Periods

A tax period is considered to be equal to one calendar year.

Tax reporting periods are considered to be the first quarter, the first six months and the first nine months of a calendar year.

3. The Order of Assessment and Payment of Tax and Insurance Contributions

3.1. The Company assesses the tax base separately for each natural person starting from the beginning of a tax period after the end of each month on an accrual basis.

The tax base is formed in the centralized order with regard to payments in favor of the given natural person in all structural units of the Company.

3.2. The tax base for assessment of the Unified Social Tax for employees subject to the Unified Tax on Imputed Income of Individual Entrepreneurs is not formed, except for the tax base for compulsory retirement insurance contributions and insurance contributions to compulsory social insurance against job-related accidents and occupational diseases.

3.3. The tax amount is assessed by the Company separately for the federal budget and each fund and is determined as the corresponding percentage share of the tax base.

3.4. The Unified Social Tax and insurance contributions are paid by the Company at its location in the amount of the total tax and insurance contributions payable by the Company less the amounts of tax and insurance contributions payable at the location of its separate units, which discharge their obligations to pay the Unified Social Tax and insurance contributions on their own.

3.5. Separate units that have their own balances and settlement accounts and make payments and other remunerations in favor of employees and natural persons discharge the Company's obligations to pay the Unified Social Tax (advance payments on this tax) and insurance contributions at their location.

Separate units also file tax returns and submit tax declarations and settlement statements on cash of the Social Insurance Fund of the Russian federation and Report on Application of Insurance Contributions Amounts for Compulsory Social Insurance Against Job-Related Accidents and Occupational Diseases and Financing of Preventive Measures to Reduce Occupational Traumatism and Diseases.

The tax amount (advance payments on this tax) and insurance contributions payable at the location of a separate unit is assessed on the basis of the size of the tax base of this separate unit.

In case an employee moves from one separate unit to another within a tax period, regressive rates are used to assess taxes for such employees, depending on the tax base accrued during his/her work in the Company since the beginning of a year.

3.6. Structural units of the Company independently use social insurance funds in regard to the Unified Social Tax and insurance contributions against job-related accidents and occupational diseases and submit information to the Tax Division to calculate the payable amount.

Part 3. Mineral Resource Tax

Section 1. General Provisions

1.1. Mineral resources produced from the deposits on the territory of the Russian Federation on those blocks that have been handed over for the Company's use according to the law of the Russian Federation currently in force are regarded as the object of taxation for the Mineral Resource Tax.

1.2. A mineral product is a product which is contained in mineral stock actually produced by the Company, first in its quality, meeting the state standard of the Russian Federation (oil, associated gas, natural mortar sand, mineral water), if the above standards are missing, meeting the in-house standards (peat).

1.3. The Mineral Resources Tax is charged on the following types of mineral resources produced by the Company:

hydrocarbons:

dry, desalted and stabilized oil;

flammable natural gas (dissolved gas or a mixture of dissolved gas and gas-cap gas) from all kinds of hydrocarbon deposits produced through oil wells (hereinafter referred to as associated gas);

peat;

natural mortar sand;

underground water containing natural medicinal resources (mineral water).

2. Order of Tax Assessment

2.1. The Company independently assesses the tax base in regard of every mineral product produced (including mineral components extracted from the subsoil along with the main mineral product).

2.2. The tax base is determined as the cost of produced mineral product (excluding oil and associated gas) assessed in compliance with the rules set forth by Article 340 of the Tax Code of the Russian Federation and the present Regulations.

The tax base for associated gas production is determined as the quantity of produced mineral resources in physical terms.

From January 1, 2002 till December 31, 2006, the tax base for oil production is determined as the quantity of produced mineral resources in physical terms in accordance with Article 339 of Chapter 26 of the Tax Code of the Russian Federation. The tax amount for produced oil during this period is assessed according to Item 2.9., Part 3 of the present Regulations.

2.3. The tax base is determined separately for each kind of produced mineral product.

2.4. To determine the amount of produced mineral resources, the Company uses the direct method. Oil is measured in tons together with gas condensate, which is not subjected to separation, dehydration, stripping and separation of other sediments, associated gas is measured in thousands of cubic meters, peat, mortar sand, and water are measured in cubic meters. In the direct method the amount of produced mineral product is determined with regard to actual losses of the mineral product.

2.5. The cost of produced mineral product is determined separately for each kind of produced mineral product.

The unit cost of produced mineral product is determined on the basis of revenues from sales of produced mineral resources determined on the basis of selling prices taking into account provisions set forth by Article 40 of the Tax Code of the Russian Federation, without Value Added Tax (when sold on the territory of the Russian Federation and to the member states of the Commonwealth of Independent States) and excise duty decreased by the amount of delivery costs subject to delivery terms and conditions.

The cost of produced mineral resources is determined as the product of the quantity of produced mineral resources under Article 339 of the Tax Code of the Russian Federation and Item 2.4. of the present Regulations and the unit cost of produced mineral product calculated as a ratio of revenues from sales of produced mineral product to the quantity of produced mineral product that has been sold.

2.6. If a produced mineral product has not been sold, the Company uses a cost estimation method based on the estimated cost of produced mineral resources. The estimated cost of produced mineral resources is determined according to Appendix 8 " The Order of Determination of Total Expenses for Mineral Resources Production".

2.7. A tax period is considered to be equal to one calendar month.

2.8. Taxes are levied at tax rates specified in Article 342 of Chapter 26 of the Tax Code of the Russian Federation.

2.9. The tax amount is assessed on the basis of the results of each tax period for each mineral product produced.

The tax amount for produced mineral resources is assessed as a percentage share of the tax base corresponding to a tax rate.

The tax amount for associated gas is assessed as the product of the corresponding tax rate and the size of the tax base.

2.10. The tax amount for oil is calculated under Article 5 of Federal Law No. 126-FZ of August 08,2001 (as amended by Federal Law No. 117-FZ of July 07, 2003, Federal Law No. 33-FZ of May 07, 2004, and Federal Law No. 102-FZ of August 18, 2004) from January 1, 2005 till December 31, 2006.

The tax rate is used with a world oil prices ratio, R.

This ratio is independently calculated by the Company on a monthly basis as follows:

$$R = (P - 9) * A / 261,$$

where P is the average Urals price in USD/bbl for a tax period;

A is the average USD/RUR exchange rate for a tax period established by the Central Bank of the Russian Federation.

The average USD/RUR exchange rate for a tax period established by the Central Bank of the Russian Federation is independently determined by the Company as the arithmetic mean value of USD/RUR exchange rate established by the Central Bank of the Russian Federation for all days in the corresponding tax period.

The average Urals price for a tax period is determined as a sum of arithmetic mean buying and selling prices at world oil markets (Mediterranean and Rotterdam) for all trading days divided by the number of trading days in the corresponding tax period.

Average Urals prices for the past month at Mediterranean and Rotterdam oil markets are published by official sources every month, not later than on the 15th of the following month, in the order set by a decree of the Government of the Russian Federation.

If the above information is not available from official sources, the Company determines the average Urals price for the past tax period at Mediterranean and Rotterdam markets independently.

The calculated ratio is rounded to the fourth digit in accordance with the existing rounding procedure.

The tax amount is assessed as the product of the corresponding tax rate calculated with regard to the ratio and the size of the tax base.

3. Order and Dates of Tax Payment.

The tax amount payable at the location of each block is determined on the basis of the share of mineral product produced at each block in the total quantity of the corresponding mineral product produced.

The tax amount payable on the basis of the tax period results is paid not later than on the 25th of the month following the past tax period.

4. Tax Return

A taxpayer shall file a tax return for the period when the actual production of mineral resources started.

A tax return shall be filed with the tax authorities at the Company's location not later than the last day of the month following the past tax period.

Part 4. Value Added Tax

1. General Provisions.

1.1. The Company's tax base for Value Added Tax is assessed according to the requirements of Part 1, Chapter 21 "Value Added Tax" of the Tax Code of the Russian Federation (hereinafter referred to as Chapter 21 of the Tax Code of the Russian Federation).

1.2. Transactions under Article 146 of the Tax Code of the Russian Federation are regarded as the object of taxation.

1.3. When the Company forms the tax base for Value Added Tax, the tax base for sale (transfer) of goods (works, services) is assessed on the basis of a payment date for goods shipped (works performed, services rendered).

1.4. When inventories or fixed assets are transferred between structural units of the Company which have settlement accounts and do not have them, there is no object of taxation for Value Added Tax.

1.5. The Company records transactions subject to taxation and transaction exempt from taxation separately under Article 149 of the Tax Code of the Russian Federation. In this regard, transactions related to sales of houses and accommodation facilities and shares in them, as well as transfer of a share in the right of property in an apartment building when apartments are sold (Sub-Items 22 and 23, Item 3, Article 149 of the Tax Code of the Russian Federation) are subject to Value Added Tax under Item 5, Article 149 of the Tax Code of the Russian Federation.

Based on the results of each tax period, the Company determines a share of overall expenses for production of goods (works, services), which if sold are not subject to taxation, in the total overall expenses for production.

In this regard, the tax amounts presented to the Company by sellers of goods (works, services) used in production are subject to deduction, if the share of overall expenses for production of goods (works, services), which if sold are not subject to taxation, does not exceed 5 per cent of the total overall production expenses.

The amount of expenses is determined on the basis of data shown in the debit side of accounts where costs of production of the said goods (works, services) are entered on the basis of data provided by structural units, with regard to general running costs related to the said operations.

Expenses for sales of securities, sale of shares in the charter capital and rendering money lending services are determined as securities services expenses shown in the debit side of Account 91 and a share of general running costs related to the said transactions in the total general running costs for the Company's headquarters.

A share of general running costs related to securities sale transactions, sale of shares in the charter capital, rendering money lending services is calculated as the product of general running costs for the Company's headquarters (Account 26) and a coefficient calculated as a ratio of total payroll of those employees (Securities Division, Accounting Division, Financial Division) who are directly involved in rendering of the said

services(and falling within the period during which they were rendered) to total remuneration of labor for the Company's headquarters.

Total general running costs for other transactions not subject to taxation (exempt from taxation) under Items 1-3, Article 149 of the Tax Code of the Russian Federation (as well as transactions subject to the Unified Tax on Imputed Income of Individual Entrepreneurs are calculated as the product of total general running costs for the Company's headquarters (less the amount related to securities sale, sale of shares in the charter capital and rendering money lending services) and a coefficient calculated as a ratio of labor costs for transactions not subject to taxation to actual labor costs for all structural units.

The percentage of expenses for production of goods (works, services), which if sold are not subject to taxation, is determined as a ratio of total production expenses for types of activity not subject to taxation (and for operations subject to the Unified Tax on Imputed Income of Individual Entrepreneurs) to total production costs (excluding fixed asset production costs) with regard to securities services expenses shown in the debit side of Account 91.

1.6. Value Added Tax on goods (works, services) purchased for the Company's core activity to produce goods sold outside the Russian Federation is subject to deduction per a separate tax return.

The amount of VAT for production of goods at the rate of 0 per cent is determined as follows:

1.6.1. To calculate the amount of VAT for production of goods (works, services) at the rate of 0 per cent, incoming invoices are registered according to the following lines (and the corresponding registers are opened):

core production;

other production.

Core production includes invoices of structural units engaged in the core business according to Appendix 3 to the Regulations "Accounting Policy of OJSC "Surgutneftegas" for Accounting Purposes for 2005", excluding invoices of Gas Processing Division.

Other production includes invoices of Gas Processing Division, non-core structural units and invoices of servicing units.

VAT on goods (works, services) paid to suppliers and shown in the accounting records is allocated.

Allocated VAT corresponds to invoices included in the bought invoice book of the current month (in the Core Production register).

1.6.2. Order of recording for input VAT on shipped export crude oil.

To determine VAT on goods (works, services) purchased to produce export crude oil, the following procedure is to be applied:

1.6.2.1. Data from the Core Production register are used for allocation.

1.6.2.2. VAT related to goods (works, services) used exclusively for crude export sales is recorded directly as "export" VAT. VAT related to goods (works, services) used exclusively for domestic crude sales is recorded as "domestic" VAT. When being allocated, the said amounts of VAT are excluded from the total amount of VAT in the Core Production register.

1.6.2.3. "Domestic" VAT is accepted for deduction in the current month with the corresponding amounts shown in Lines 220 and 240 of "VAT Tax Return".

1.6.2.4. "Export" VAT is allocated under the straight-line method to invoices of the current month. After the corresponding export delivery has been confirmed, it is accepted for deduction with the amount shown in Line 170 (180, 190) of "Tax Return at Zero Tax Rate".

1.6.2.5. Crude oil is shipped on the basis of the oil balance in the corresponding month, i.e. the following shares are determined in total shipments:

crude export share with losses taken into account:

share of crude oil shipped within the Russian Federation for own needs (related to activities necessary to carry out taxable operations):

share of crude oil to be refined with losses taken into account.

1.6.2.6. Total VAT is allocated to the three shares specified in Sub-Item 1.6.2.5 of the present Item.

1.6.2.7. Confirmed crude exports are determined on the basis of the oil balance.

1.6.2.8. VAT on confirmed exports is determined with the amount shown in Line 170 (180, 190) of "Tax Return at Zero Tax Rate".

1.6.2.9. VAT on crude oil shipped within the Russian Federation for own needs (related to activities necessary to carry out taxable operations) is accepted for deduction in the current month and is at the same time shown in Lines 220 and 240 of "VAT Tax Return".

1.6.2.10. VAT on crude oil to be refined is allocated according to the procedure described in Item 1.6.3.

1.6.3. Order of recording for input VAT on shipped export petroleum products.

To determine VAT on goods (works, services) purchased to produce export petroleum products, the following procedure is to be applied:

1.6.3.1. The amounts of VAT on crude oil to be refined are used for allocation in accordance with the order specified in Item 1.6.2.

1.6.3.2. VAT related to goods (works, services) used for petroleum products export sales is recorded directly as "export" VAT. VAT related to goods (works, services) used for petroleum products domestic sales is recorded as "domestic" VAT. The said amounts of VAT are excluded from the total amount of VAT in the Core Production register.

1.6.3.3. VAT on services related to oil refining and transportation to a refinery is allocated similarly to VAT on goods (works, services) used for production of oil to be refined.

1.6.3.4. "Domestic" VAT is accepted for deduction in the current month with the corresponding amounts to be shown in Lines 220 and 240 of "VAT Tax Return".

1.6.3.5. "Export" VAT is allocated under the straight-line method to invoices of the current month. After the corresponding export delivery has been confirmed, it is accepted for deduction with the amount shown in Line 170 (180, 190) of "Tax Return at Zero Tax Rate".

1.6.3.6. Petroleum products are shipped on the basis of the petroleum products balance in the corresponding month, i.e. the following shares are determined in total shipments:

1.6.3.6.1. Petroleum products export share,

1.6.3.6.2. Share of petroleum products shipped within the Russian Federation for own needs (related to activities necessary to carry out taxable operations).

1.6.3.7. Petroleum products export share is calculated on the basis of invoices issued in the current month.

1.6.3.8. VAT specified in Sub-Items 1.6.3.1 and 1.6.3.3 of the present Item is allocated to the two shares specified in Sub-Item 1.6.3.6 of the present Item.

1.6.3.9. Confirmed petroleum products exports are determined on the basis of the petroleum products balance.

1.6.3.10. VAT on confirmed exports is determined with the amount shown in Line 170 (180, 190) of "Tax Return at Zero Tax Rate".

1.6.3.11. VAT on petroleum products shipped within the Russian Federation for own needs is accepted for deduction in the current month and is at the same time shown in Lines 220 and 240 of "VAT Tax Return".

2. Tax Period.

A tax period is considered to be equal to one calendar year.

3. Order and Dates of Tax Payment, Tax Return.

3.1. Tax on operations recognized as the object of taxation under Sub-Items 1-3, Item 1, Article 146 of the Tax Code of the Russian Federation is paid on the basis of the results of each tax period not later that on the 20th of the month following the past tax period.

When goods are imported into the customs territory of the Russian Federation, the amount of tax payable to the budget is paid in compliance with the customs regulations.

If works (services) are purchased from taxpayers who are foreign persons not registered with the tax authorities of the Russian Federation as taxpayers, tax is paid by the Company as a fiscal agent together with payment (transfer) of money to such foreign persons. To this effect, two payment orders are submitted to the bank at the same time: the first order if to pay for works (services) performed (rendered) by a foreign person and the second order is to pay tax.

If federal property, property of the constituent territories of the Russian Federation and municipal property is received under lease, the tax base is assessed by the Company separately for each article of leased property. The corresponding amount of Value Added Tax is withheld and paid to the budget from the amount due to a lessor, i.e. public (local) authorities.

3.2. The amount of tax payable to the budget is paid at the Company's place of registration with the tax authorities.

3.3. The Company files a tax return with the tax authorities at the place of its registration not later than on the 20th of the month following the past tax period.

Part 5. Personal Income Tax

1. General Provisions

1.1. The Company as a fiscal agent assesses the tax base for the Personal Income Tax in compliance with the requirements of the first part of Chapter 23 "Personal Income Tax" of the Tax Code of the Russian Federation (hereinafter referred to as Chapter 23 of the Tax Code of the Russian Federation).

1.2. Tax is assessed and paid in respect of all income of a taxpayer, the source of income being the Company, excluding income in regard of which tax is assessed and paid in accordance with Articles 214.7, 227 and 228 of the Tax Code of the Russian Federation with the amounts of tax deducted earlier being offset.

The assessed amount of tax is deducted directly from income of a taxpayer when it is actually paid.

1.3. The Company transfers the amounts of assessed and deducted tax not later than on the day when cash for income payment is actually received from a bank and on the day when income was transferred from the Company's settlement account to taxpayers' accounts or to bank accounts of third parties according to the Company's instruction.

In other cases, the Company transfers the amounts of assessed and deducted tax not later than on the day following the day when a taxpayer actually received income (for income paid in money) and the day following the day when the assessed amount of tax was actually deducted (for income received by a taxpayer in kind as material gain).

1.4. The Company transfers assessed and deducted amounts of tax both at its location (at its place of registration with the tax authorities) and at the location (at the place of registration with the tax authorities) of its separate units.

The amount of tax payable to the budget at the location of a separate unit of the Company is determined on the basis of the amount of income subject to taxation assessed and paid to employees of these separate units.

Tax can not be paid at the Company's expense.

Part 6. Excise Duties.

1. General Provisions.

1.1. Excise duties are assessed, paid and transferred by the Company in compliance with the first part of Chapter 22 "Excise Duties" of the second part of the Tax Code of the Russian Federation (hereinafter referred to as Chapter 22 of the Tax Code of the Russian Federation).

1.2. Received petroleum products are regarded as the object of taxation in the Company.

2. Order of Excise Duties Assessment

The amount of excise duty for excisable petroleum products is calculated as the product of the corresponding tax rate and the tax base.

The tax base is determined as the volume of petroleum products received (entered in the accounting records) in physical terms.

Petroleum products are considered to be received when:

petroleum products are manufactured under refining contracts;

excisable petroleum products manufactured in-house from the Company's own raw materials and materials (including excisable petroleum products) are entered in the accounting records;

petroleum products are purchased.

The tax base is assessed separately for each type of excisable petroleum product. In respect to petroleum products for which different tax rates are fixed, the tax base is assessed for each tax rate.

The volume of received petroleum products later treated under the customs export regime is not subject to taxation.

3. Tax Deductions

3.1. The amounts of excise duties assessed when petroleum products are received are subject to deduction when they are sold (transferred) to a taxpayer having a certificate if the following documents are submitted to the tax authorities:

copies of a contract with a buyer (recipient) of petroleum products, who has a certificate;

invoice registers with a note made by the tax authorities with which a buyer (recipient) of petroleum products is registered.

3.2. The amounts of excise duties assessed when petroleum products are received are deductible when they are further used in manufacturing of other excisable petroleum products, including filling and/or mixing, when documents (acts of mixing) confirming the petroleum products are transferred to production are submitted.

3.3. The amounts of excise duties paid upon importation of excisable petroleum products to the customs territory of the Russian Federation are deductible if the following documents are submitted to the tax authorities:

a contract (a copy thereof) to purchase imported petroleum products;

a cargo customs declarations (a copy thereof);

payment documents confirming that excise duties were paid when imported petroleum products were put on the market on the territory of the Russian Federation.

Deduction is made after imported excisable petroleum products have been entered in the accounting records.

4. Tax Period

A tax period is considered to be equal to one calendar month.

5. Order and Dates of Excise Duty Payment

5.1. The amount of excise duty is paid by the Company not later than on the 25th of the second month following the past tax period (based on a wholesale sale certificate) at its location and at the location of each of its separate units located in another (with regard to the Company) constituent territory of the Russian Federation based on the share of tax of such separate units determined as a share of petroleum products (in physical terms) sold by a given separate unit in total petroleum products sales of the Company.

If petroleum products transactions are carried out by separate units located in the same constituent territory of the Russian Federation as the Company, the amount of excise duty is assessed in the centralized order and paid at the Company's location.

6. Tax Return

Tax returns are filled in and filed with the tax authorities of the city of Surgut and with the tax authorities at the location of each separate unit of the Company (on their transactions recognized as the object of taxation under Chapter 22 of the Tax Code of the Russian Federation) not later than on the 25th of the second month following the past tax period on the basis of a wholesale sale certificate.

Part 7. Corporate Property Tax

1. General Provisions

1.1. The Corporate Property Tax is assessed by the Company in compliance with the first part of Chapter 30 "Corporate Property Tax" of the Tax Code of the Russian Federation (hereinafter referred to as Chapter 30 of the Tax Code of the Russian Federation) and the laws of the constituent territories of the Russian Federation.

1.2. The object of taxation includes the following: movable and immovable property (including property transferred to temporary possession, use, disposal or trust or contributed to joint activities) booked on the balance as fixed assets in accordance with the standard accounting procedure of the Company.

1.3. Land and other natural objects (water bodies and other natural resources) are not regarded as the object of taxation.

2. Order of the Tax Base Assessment and Payment of Tax.

2.1. The tax base is determined as the annual average cost of property recognized as the object of taxation.

When the tax base is assessed, property recognized as the object of taxation is entered in the records at its depreciated cost formed in accordance with the standard accounting procedure of the Company approved in the Accounting Policy of the Company.

The depreciated cost of fixed assets for tax assessment purposes is determined on the basis of the historical cost decreased by depreciation (fixed assets wear and tear, not subject to depreciation).

2.2. The tax base is assessed separately in respect to property taxable at the Company's location, in respect to property of each separate unit of the Company with a separate balance, in respect to each article of immovable property outside the Company's location or the location of a separate unit of the Company with a separate balance, as well as in respect to property taxable at different tax rates.

For tax assessment purposes, the Company's units specified in Appendix 3 to the Regulations "Accounting Policy of OJSC "Surgutneftegas" for Accounting Purposes for 2005" are regarded as units with a separate balance.

The tax base for immovable property subject to taxation and actually located in different constituent territories of the Russian Federation is assessed separately and accepted when assessing tax in the corresponding constituent territory of the Russian Federation, in the part proportional to the share of the immovable property book value in the corresponding constituent territory of the Russian Federation.

2.3. The Company independently assesses the tax base.

2.4. The annual average cost of property recognized as the object of taxation in a tax (reporting) period is determined as the quotient of the sum of depreciated costs of property as of the first day of each month of a tax (reporting) period and as of the first day of the month following the tax (reporting) period divided by the number of months in the tax (reporting) period increased by one.

2.5. Tax Period. Reporting Period.

A tax period is considered to be equal to one calendar year.

Tax reporting periods are considered to be the first quarter, the first six months and the first nine months of a calendar year.

2.6. The tax rate is set by the constituent territories of the Russian Federation.

2.7. Tax reliefs are applied in accordance with Article 381 of the Tax Code of the Russian Federation and the local laws.

2.8. Order of Assessment and Payment of Tax Amounts and Tax Advance Payments.

The amounts of tax are assessed on the basis of the results of a tax period as the product of the corresponding tax rate and the tax base determined for the tax period.

The amount of tax payable to the budget on the basis of the results of a tax period is determined as the difference between the amount of tax assessed in accordance with Paragraph 1 of the present Item and amounts of tax advance payments assessed during the tax period.

The Company assesses and pays tax (makes advance payments) separately in respect to property subject to taxation at the Company's location (at its place of registration with the tax authorities), in respect to property of each separate unit of the Company with a separate balance, in respect to each article of immovable property outside the Company's location or the location of a separate unit of the Company with a separate balance, as well as in respect to property taxable at different tax rates.

The amount of tax advance payment is assessed on the basis of the results of each reporting period in the amount of one fourth of the product of the corresponding tax rate and the average cost of property determined for the reporting period under Item 2.4., Part VII of the present Regulations.

2.9. Order and Dates of Tax Payment and Tax Advance Payments.

Tax is paid and tax advance payments are made in the order and dates set forth by the laws of the constituent territories of the Russian Federation.

2.10. Tax Return.

The Company shall file a tax return on advance payments and tax with the tax authorities at its location, at the location of each of its separate units with a separate balance, as well as at the location of each article of immovable property (in respect to which a separate order of tax assessment and payment is set) after each reporting and tax period is over.

Tax estimations of tax advance payments shall be filed not later than 30 days after the last day of the corresponding reporting period.

Tax returns based on the results of a tax period shall be filed not later than on the 30th of March of the year following the past tax period.

Part 8. Transport Tax

1. General Provisions

1.1. The Transport Tax is assessed by the Company in compliance with the requirements of the first part of Chapter 28 "Transport Tax" of the Tax Code of the Russian Federation (hereinafter referred to as Chapter 28 of the Tax Code of the Russian Federation), Law No. 62-oz of the Khanty-Mansiysky Autonomous Okrug "On the Transport Tax in the Khanty-Mansiysky Autonomous Okrug" of November 14, 2002 (as amended by Law No. 4-oz of the Khanty-Mansiysky Autonomous Okrug of January 08, 2003, Law No. 18-oz of March 19, 2003, Law No. 65-oz of December 08, 2003, Law No. 27-oz of February 27, 2004 and Law No. 68-oz of November 30, 2004) (hereinafter referred to as the Law of the Khanty-Mansiysky Autonomous Okrug), as well as in compliance with the requirements of the law of the corresponding constituent territories of the Russian Federation.

1.2. Vehicles duly registered in compliance with the laws of the corresponding constituent territories of the Russian Federation specified in Article 358, Chapter 28 of the Tax Code of the Russian Federation are recognized as the object of taxation.

2. Order of the Tax Base Assessment, Tax Assessment and Payment.

2.1. The tax base is assessed:

1) with regard to vehicles with engines (excluding vehicles specified in Sub-Item 1.1 of the present Item): as their engine horsepower;

1.1) with regard to airborne vehicles for which jet thrust can be determined: as the specified statistic takeoff jet thrust (total specified statistic takeoff jet thrust) of an airborne vehicle in kilogram-forces;

2) with regard to waterborne nonpowered (towed) vessels for which gross tonnage can be determined: as gross tonnage in gross tons;

3) with regard to waterborne and airborne vehicles but specified in Sub-Items 1, 1.1 and 2 of the present Item: as a vehicle.

2.2. With regard to vehicles specified in Sub-Items 1, 1.1 and 2 of Item 2.1, the tax base is assessed separately for each vehicle.

2.3. With regard to vehicles specified in Sub-Item 3 of Item 2.1, the tax base is assessed separately.

2.4. The tax rates are set by the laws of the constituent territories of the Russian Federation, where vehicles are registered.

2.5. The Company assessed the amount of tax independently.

2.6. The amount of tax is assessed with regard to each vehicle as the product of the corresponding tax base and the tax rate.

2.7. If a vehicle was registered and/or deregistered (its registration was cancelled, it was excluded from the State Register of Ships, etc.) within a tax period, the amount of tax is assessed on the basis of a coefficient calculated as a ratio of the number of full months during which the said vehicle was registered in the Company's name to the number of calendar months in the tax period. To this effect, the month when the said vehicle was registered and deregistered is considered to be a full month. If a vehicle is registered and deregistered within the same month, the said month is considered to be one full month.

2.8. A tax period is considered to be equal to one calendar year.

2.9. The Company shall file a tax return with the tax authorities at the location of vehicles within the period stipulated by the laws of the constituent territories of the Russian Federation.

The Transport Tax is paid by the Company at the location of vehicles within the period stipulated by the laws of the constituent territories of the Russian Federation.

With regard to waterborne and airborne vehicles, the Transport Tax is paid by the Company at the place of the Company's state registration in whose name the given vehicles are registered.

If the state registration was received and the corresponding document on the state registration was obtained in respect of vehicles which are later temporarily registered with any other authorities in charge of the state registration of vehicles, tax is not paid at the place of their temporary registration.

2.10. The Transport Tax is paid in the centralized order by the Company's headquarters in compliance with the requirements of the law of the Khanty-Mansiysky Autonomous Okrug and the corresponding laws of the constituent territories of the Russian Federation.

Part 9. Other Taxes and Payments

9.1. The Water Tax is calculated and paid by the Company under Chapter 25.2 "Water Tax" of the Tax Code of the Russian Federation introduced by Federal Law No. 83-FZ "On the Introduction of Amendments to Part Two of the Tax Code of the Russian Federation, an Amendment to Article 19 of the Law of the Russian Federation "On the Fundamental Principles of the Tax System in the Russian Federation", and on the Annulment of Certain Legislative Acts of the Russian Federation" of July 28, 2004.

9.2. The State Duty/Fee is paid by the Company under Chapter 25.3 "State Duty" of the Tax Code of the Russian Federation introduced by Federal Law No. 127-FZ of November 02, 2004, in case of recourse to governmental authorities, local authorities and other authorities and/or to officials authorized in conformity with the legislative acts of the Russian Federation, the legislative acts of the constituent territories of the Russian Federation and the regulatory legal acts of local authorities for legal acts to be performed.

9.3. The Land Tax under Article 3 of Federal Law No. 141-FZ of November 29, 2004 is calculated ane paid in compliance with the regulatory legal acts of representative bodies of those municipalities on the territory of which plots of land are situated, passed either under Chapter 31 "Land Tax" of the Tax Code of the Russian Federation introduced by Federal Law No. 141-FZ of November 29, 2004 or under Law of the Russian Federation No. 1738-1 "On Land Charge" of October 11, 1991.

9.4. The Unified Tax on Imputed Income of Individual Entrepreneurs is assessed and paid under Chapter 26.3 "The System of Taxation in the Form of the Unified Tax on Imputed Income of Individual Entrepreneurs for Certain Types of Activity" of the Tax Code of the Russian Federation introduced by Federal Law No. 104-FZ of July 24, 2002 and the laws of the constituent

territories of the Russian Federation, on the territory of which the corresponding activity is being carried out.

9.5. Payments for subsoil use are calculated and made by the Company on the basis of Law No. 2395-1 "On the Subsoil" of the Russian Federation of February 21, 1992 (as amended on March 03, 1995, February 10, 1999, January 02, 2000, May 14, 2001, August 08, 2001, May 29, 2002, June 06, 2003, June 29, 2004 and August 22, 2004) and the laws of the constituent territories of the Russian Federation, on the territory of which the subsoil is used.

9.6. Payments for environmental pollution are calculated and made under Law No. 7-FZ "On Environmental Protection" of the Russian Federation of January 10, 2002, Law No. 173-FZ "On the Federal Budget for 2005" of the Russian Federation of December 23, 2004, Enactment No. 632 "On Approval of the Order of Payment and its Limits for Environmental Pollution, Waste Disposal and Other Types of Environmental Hazards" of the Government of the Russian Federation of August 28, 1992, Enactment No. 344 "On Norms of Payment for Pollutant Emissions from Fixed and Mobile Pollution Source into the Open Air, Discharge of Pollutants into Surface and Subsurface Water Bodies, Production and Consumption Waste Disposal" of the Government of the Russian Federation of June 12, 2003.

9.7. Tax payments are calculated and made by the Company in compliance with the Customs Code of the Russian Federation (Section III) No. 61-FZ of May 28, 2003 (as amended).

9.8. Payments to use forest resources are made by the Company in compliance with the Forestry Code of the Russian Federation No. 22-FZ of January 29, 1997.